      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 2000

                                                       REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-1

                          REGISTRATION STATEMENT UNDER

                           THE SECURITIES ACT OF 1933

                         ------------------------------

                            WJ COMMUNICATIONS, INC.

             (Exact name of Registrant as specified in its charter)

               DELAWARE                                  3559                                 94-1402710
   (State or other jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    incorporation or organization)           Classification Code Number)                Identification Number)

                              3333 HILLVIEW AVENUE
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-4141

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                         ------------------------------

                              MALCOLM J. CARABALLO
                            WJ COMMUNICATIONS, INC.
                              3333 HILLVIEW AVENUE
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-4141

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

      MITCHELL S. PRESSER, ESQ.                   ANTHONY T. ILER, ESQ.                      DANIEL CLIVNER, ESQ.
    WACHTELL, LIPTON, ROSEN & KATZ                 IRELL & MANELLA LLP                     RICHARD CAPELOUTO, ESQ.
         51 WEST 52ND STREET                  333 S. HOPE STREET, SUITE 3300              SIMPSON THACHER & BARTLETT
       NEW YORK, NY 10019-6150                  LOS ANGELES, CA 90071-3043                   3373 HILLVIEW AVENUE
           (212) 403-1000                            (213) 620-1555                          PALO ALTO, CA 94304
                                                                                               (650) 251-5000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                   TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM AGGREGATE            AMOUNT OF
                SECURITIES TO BE REGISTERED                        OFFERING PRICE(1)              REGISTRATION FEE
Common stock, par value $.01 per share......................          $100,000,000                    $26,400

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

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                   SUBJECT TO COMPLETION, DATED JUNE  , 2000.
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                     SHARES

                             [WJ COMMUNICATIONS LOGO]

                                  COMMON STOCK

    This is an initial public offering of common stock by WJ
Communications, Inc. WJ Communications is selling      shares of common stock.
The estimated initial public offering price is between $        and $        per
share.

                                 --------------

    No public market currently exists for our common stock. We have applied for listing of our common stock on the Nasdaq National Market under the symbol WJCI.

                                 --------------

                                                              PER SHARE            TOTAL
                                                              ---------            -----
Initial public offering price...............................   $                $
Underwriting discounts and commissions......................   $                $
Proceeds to WJ Communications, before expenses..............   $                $

    WJ Communications has granted the underwriters an option for a period of
30 days to purchase up to   additional shares of common stock.

                                 --------------

           INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                 -------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHASE H&Q
              CIBC WORLD MARKETS
                             THOMAS WEISEL PARTNERS LLC

           , 2000.

                              [INSIDE FRONT COVER]

    At the top of the inside front cover page of the prospectus appear the WJ Communications name and the text, "Innovative products providing broadband solutions for current and next generation fiber optic, broadband cable and wireless communications networks."

    At the center of the diagram are 2 interlinking multi-colored circles representing a ring-based fiber optic network. The larger, central ring contains the words "Metro Core Fiber Optic Ring;" the smaller ring contains the words "Metro Access Fiber Optic Ring." Each ring connects by a band to a schematic located in the upper-right and lower-left quadrants. From the larger ring to the upper-right quadrant extends a multi-colored band ending in an arrow which loops around a diagram of the globe. The globe shows the North American continent and portions of the South American continent. Beneath the multi-colored connecting band are the words "Long Haul Fiber Optic Backbone." The smaller ring connects, by a green and black band, to a diagram of buildings located in the lower-left quadrant.

    The center "core" ring also links with schematics located in the upper-left and lower-right quadrants. The upper-left quadrant shows the access technologies, "DSL" and "Broadband Cable", typically employed by our home/small office end-users. "DSL" is represented by a black line from the core ring of the quadrant to a home. "Broadband Cable" is connected to the core ring by a small, yellow and black circle. The circle contains the word "Fiber". "Broadband Cable" is represented by a black line from the "Fiber" ring to 6 homes.

    The lower-right quadrant shows the access technologies, "Mobile Infrastructure" and "Broadband Wireless", primarily utilized by corporate end-users. "Mobile Infrastructure" is attached by a black line to the core ring and is represented by a base station connected, with yellow signal lines, to a personal device assistant and cellular phone. "Broadband Wireless", also connected to the core ring by a black line, is represented by a large building with a transmitter/receiver module on top connected, by yellow signal lines, to 3 office structures. The words "Point-to-Point" and "Point-to-Multipoint" appear next to the 2 outer office structures.

                              [INSIDE BACK COVER]

    The page is divided into 2 sections which correspond to WJ Communications' major product areas. In each section are a series of photographs superimposed upon one another, which display the specific products.

    The top section is labeled "Semiconductor Products." It contains 3 photographs of products including a GaAs wafer, GaAs packaged devices and a thin-film square. Under the heading, the text states:

SEMICONDUCTOR PRODUCTS PROVIDE

    - high linearity for broadband cable and wireless systems

    - advanced, thin-film technology for improved high frequency electrical performance.

    The lower section is labeled "Fiber Optic and Wireless Communications Products." It contains 3 sets of images located in a triangular formation. At the top right appear 2 photographs of fiber optic products including an OC-192 oscillator and a neighborhood node. At the top left appear 3 photographs of broadband fixed wireless products including a microwave multipoint distribution system unit, a 3.5 GHz and a 26 GHz unit. Centered below these images appear 3 photographs of mobile wireless infrastructure products including a repeater, a base station converter and a RF distribution unit. The text, which is located between these images, states:

FIBER OPTIC AND WIRELESS COMMUNICATIONS PRODUCTS PROVIDE

    - reliable, high speed, high capacity data transmission

    - highly integrated solutions to complex RF challenges

    - stable, precise oscillator and highly linear frequency converter technology.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      4
Forward-Looking Statements..................................     12
Use of Proceeds.............................................     13
Dividend Policy.............................................     13
Capitalization..............................................     14
Dilution....................................................     15
Selected Consolidated Financial Data........................     16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     18
Business....................................................     32
Management..................................................     44
Principal Stockholders......................................     53
Certain Transactions........................................     55
Description of Capital Stock................................     56
Shares Eligible for Future Sale.............................     57
U.S. Federal Tax Considerations for Non-U.S. Holders........     58
Underwriting................................................     61
Legal Matters...............................................     63
Experts.....................................................     63
Where You Can Find More Information.........................     64
Index to Consolidated Financial Statements..................    F-1

        "WJ Communications" is an unregistered trademark of WJ Communications. This prospectus also includes references to registered service marks and trademarks of other entities.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" BEGINNING ON PAGE 4, AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THOSE CONSOLIDATED FINANCIAL STATEMENTS BEGINNING ON PAGE F-1 BEFORE MAKING AN INVESTMENT DECISION. SOME TECHNICAL TERMS NOT EXPLAINED IN THIS SUMMARY ARE DESCRIBED IN MORE DETAIL IN "BUSINESS."

                               WJ COMMUNICATIONS

    We design, develop and manufacture innovative broadband communications products for current and next generation fiber optic, broadband cable and wireless communications networks. We leverage our 40 years of experience in developing high quality radio frequency, or RF, products to enable the rapid transmission of large amounts of voice, video and data traffic over these advanced communications networks. Our core technology expertise, coupled with our strong design and manufacturing capabilities, allows us to provide our customers with complete solutions to the RF challenges they face. Our products are used by communications equipment manufacturers and service providers to enhance the capacity and speed of their network equipment. We sell our products to over 50 customers, including industry leaders such as Lucent Technologies and Nortel Networks.

    Growing demand for voice, video and data services, as well as high speed Internet access, has increased the need for communications networks capable of handling large volumes of traffic. Simultaneously, increased competition among network service providers has created a demand for greater bandwidth to support new, enhanced service offerings. As the inadequacies of the traditional communications infrastructure have limited the ability of communications service providers to meet the growing demand for broadband access, these service providers are upgrading the existing fiber infrastructure and are deploying advanced communications networks which are comprised of fiber optic, broadband cable and wireless systems. While the transport medium is very different for these three types of networks, the core technology of RF electronics is common to all three. With the increasing data transport rates of these networks, greater demands are being placed on equipment manufacturers to provide high performance RF products with the characteristics necessary to enable increased bandwidth.

    We provide the technology, design expertise and products that address the RF and related integration challenges inherent in advanced communications networks. Our solution is characterized by:

    - GAAS SEMICONDUCTOR TECHNOLOGY. Our expertise in high performance GaAs semiconductor technology results in highly linear products, which means they efficiently amplify and transform signals with minimal distortion.

    - THIN-FILM SUBSTRATE TECHNOLOGY. Our thin-film substrate technology includes several features that enhance performance at high frequencies while reducing the assembly cost of integrated products.

    - OSCILLATOR TECHNOLOGY. Our advanced oscillator technology provides the precision, stability, and reliability required by high speed broadband networks.

    - RF DESIGN EXPERTISE. Our team of highly qualified engineers applies our company's 40 years of RF knowledge and expertise to both fiber optic and wireless products. Our engineers are adept in component design and possess an extensive level of integration expertise, resulting in optimum designs from the component to the subsystem level.

    - MANUFACTURABILITY. We use our ability to rapidly convert conceptual ideas and new technologies into products, and to quickly move from design to high volume, automated manufacturing to provide high quality, high performance products at competitive prices.

    Our objective is to be the leading supplier of innovative, proprietary RF solutions to fiber optic, broadband cable, and wireless communications equipment companies and service providers enabling them to implement and deploy advanced broadband networks. To meet this goal, we intend to continue to:

    - leverage our technology leadership and design and integration expertise to grow within these dynamic markets;

    - maintain and develop strong collaborative customer relationships with industry leaders;

    - expand our manufacturing capabilities; and

    - acquire and develop new technologies.

    We were founded in 1957 to develop and manufacture microwave devices for defense electronics and space communications systems. With the decline of the aerospace and defense industries in the 1990s, we began applying our technology and design expertise to develop commercial communications products. On
January 31, 2000, we completed a recapitalization merger transaction with an affiliate of Fox Paine & Company. In several transactions leading up to the recapitalization merger, we divested all of our divisions other than our current business, along with several non-operating real estate assets. We are now focused exclusively on providing RF product solutions for the commercial fiber optic, broadband cable, and wireless communications applications. To reflect our focus on these commercial broadband communications markets, we recently changed our name from Watkins-Johnson Company to WJ Communications, Inc.

    Our executive offices are located at 3333 Hillview Avenue, Palo Alto, California 94304-1223. Our telephone number is (650) 493-4141.

                                  THE OFFERING

Common stock offered by WJ
  Communications..........................  shares

Common stock to be outstanding after this
  offering................................  shares

                                            We estimate that we will receive net proceeds from the
                                            offering of approximately $     million. We intend to
                                            use up to $40.0 million of the net proceeds to repay
                                            borrowings under our senior secured credit facility. We
                                            intend to use the balance of the net proceeds for
                                            capital expenditures, strategic investments and
                                            acquisitions and general corporate purposes.
Use of Proceeds...........................

Proposed Nasdaq National Market Symbol....  WJCI

                            ------------------------

    This information excludes:

    - 9,830,985 shares of common stock that were subject to outstanding options at May 31, 2000 at a weighted average exercise price of $2.05625 per share; and

    - 1,154,104 additional shares of common stock reserved for issuance under our 2000 stock incentive plan.

                            ------------------------

    Unless otherwise noted, the information in this prospectus:

    - assumes 31,671,821 shares of common stock outstanding on May 31, 2000; and

    - assumes that the underwriters' over-allotment option will not be exercised.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    THE FOLLOWING TABLE SETS FORTH SUMMARY CONSOLIDATED FINANCIAL DATA FOR THE PERIODS INDICATED. WE COMMENCED OUR CURRENT OPERATIONS AT THE BEGINNING OF 1996. THE CONSOLIDATED STATEMENTS OF OPERATIONS DATA REPRESENT OUR RESULTS FROM CONTINUING OPERATIONS. IT IS IMPORTANT THAT YOU READ THIS INFORMATION TOGETHER WITH THE SECTION ENTITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" BEGINNING ON PAGE 18 AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS.

                                                                                                         THREE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,            -----------------------
                                                           -----------------------------------------   MARCH 26,    MARCH 31,
                                                             1996       1997       1998       1999        1999         2000
                                                           --------   --------   --------   --------   ----------   ----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
    Sales................................................  $ 12,633   $ 31,174   $ 63,568   $ 82,404    $ 23,528     $ 17,051
    Cost of goods sold...................................    12,238     25,591     43,400     50,534      16,095       10,075
                                                           --------   --------   --------   --------    --------     --------
    Gross profit.........................................       395      5,583     20,168     31,870       7,433        6,976
    Operating expenses:
        Research and development.........................     6,585     10,204     14,124     16,806       3,934        4,145
        Selling and administrative.......................     3,463      2,219      4,035      5,331       1,262        2,569
        Corporate administrative.........................       561      1,240      1,811      4,391         739          322
        Recapitalization merger and other................        --         --         --      3,223          --       35,453
                                                           --------   --------   --------   --------    --------     --------
            Total operating expenses.....................    10,609     13,663     19,970     29,751       5,935       42,489
                                                           --------   --------   --------   --------    --------     --------
    Income (loss) from operations........................   (10,214)    (8,080)       198      2,119       1,498      (35,513)
    Interest income......................................       789      2,198      5,681      5,070         844        1,026
    Interest expense.....................................    (1,574)      (795)      (601)      (520)       (120)        (872)
    Other income (expense)--net..........................      (459)      (249)     1,220        412         184         (519)
    Gain on disposition of real property.................        --      7,609     14,973     61,652          --           --
                                                           --------   --------   --------   --------    --------     --------
    Income (loss) from continuing operations before
      income taxes.......................................   (11,458)       683     21,471     68,733       2,406      (35,878)
    Income tax (provision) benefit.......................     4,055       (240)    (6,978)   (26,383)       (782)      10,764
                                                           --------   --------   --------   --------    --------     --------
    Income (loss) from continuing operations.............  $ (7,403)  $    443   $ 14,493   $ 42,350    $  1,624     $(25,114)
                                                           ========   ========   ========   ========    ========     ========
    Income (loss) from continuing operations per
      share--basic.......................................  $  (0.04)  $   0.00   $   0.09   $   0.33    $   0.01     $  (0.38)
                                                           ========   ========   ========   ========    ========     ========
    Income (loss) from continuing operations per
      share--diluted.....................................  $  (0.04)  $   0.00   $   0.09   $   0.32    $   0.01     $  (0.38)
                                                           ========   ========   ========   ========    ========     ========
    Shares used to calculate income (loss) from
      continuing operations per share--basic.............   165,300    165,160    154,740    128,389     131,157       66,400
    Shares used to calculated income (loss) from
      continuing operations per share--diluted...........   165,300    170,180    157,140    132,227     132,905       66,400

    The unaudited as adjusted selected consolidated balance sheet data reflect
the sale of      shares of common stock in the offering at an assumed offering
price of $     per share after deducting underwriting discounts and commissions and estimated offering expenses and the application of the proceeds to repay our senior secured credit facility. The selected consolidated balance sheet data exclude approximately $7.5 million of net assets of discontinued operations.

                                                                  MARCH 31, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
SELECTED CONSOLIDATED BALANCE SHEET DATA:
    Cash and equivalents and short-term investments.........  $15,552
    Working capital.........................................   18,794
    Total assets............................................   60,899
    Total debt..............................................   39,926
    Capital leases, net of current portion..................    4,844
    Stockholders' equity (deficit)..........................   (6,197)

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING RISKS, OR OTHER RISKS AND UNCERTAINTIES THAT WE HAVE NOT YET IDENTIFIED OR THAT WE CURRENTLY THINK ARE IMMATERIAL, ACTUALLY OCCUR AND ARE MATERIAL, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN THAT EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

IF WE ARE UNABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGE TAKING PLACE IN OUR INDUSTRY, OUR EXISTING PRODUCTS COULD BECOME OBSOLETE AND WE COULD FACE DIFFICULTIES MAKING FUTURE SALES.

    The markets in which we compete are characterized by rapidly changing technologies, evolving industry standards and frequent improvements in products and services. If the technologies supported by our products become obsolete or fail to gain widespread acceptance, as a result of a change in industry standards or otherwise, our business could be materially harmed. Our future success will depend on factors including our ability to:

    - enhance the functionality of existing products in a timely and cost-effective manner;

    - establish close working relationships with major customers for the design of their new fiber optic or wireless transmission systems that incorporate our products;

    - identify, develop and achieve market acceptance of new products that address new technologies and meet customer needs in the fiber optic, broadband cable and wireless communications markets;

    - apply expertise and technologies to existing and emerging fiber optic, broadband cable or wireless communications markets; and

    - produce new products cost-efficiently.

    We must continue to make significant investments in research and development to seek to develop product enhancements, new designs and technologies. If we are unable to develop and introduce new products or enhancements in a timely manner in response to changing market conditions or customer requirements, or if our new products do not achieve market acceptance, our sales could decline.

SEVERAL CUSTOMERS ACCOUNT FOR A HIGH PERCENTAGE OF OUR SALES AND THE LOSS OF, OR A REDUCTION IN ORDERS FROM, A SIGNIFICANT CUSTOMER COULD RESULT IN A LOSS OF SALES.

    We depend on a small number of customers for a majority of our sales. During the year ended December 31, 1999, we had three customers that accounted for approximately 76% of our sales. We currently have two customers, Nortel Networks and Lucent Technologies, which each account for more than 10% of our sales. In the first quarter of 2000, approximately 59% of our sales were attributable to these two customers. We anticipate that we will continue to sell a majority of our products to a relatively small group of customers. The loss of, or a reduction in orders from, a significant customer for any reason could cause our sales to decrease.

OUR POTENTIAL CUSTOMERS OPERATE IN AN INTENSELY COMPETITIVE ENVIRONMENT AND OUR SUCCESS WILL DEPEND ON THE SUCCESS OF OUR CUSTOMERS.

    The companies in our target markets, communications equipment companies and service providers, face an extremely competitive environment. If the companies with whom we establish business relations are not successful in building their systems, promoting their products, including new revenue-generating services, receiving requisite approvals and accomplishing the many other requirements for the success of their businesses, our growth will be limited. Furthermore, our customers may have difficulty obtaining parts from other suppliers causing these customers to cancel or delay orders for our products. Moreover, our customers' success is affected by a number of factors, many of which are out of our control, including:

    - new product introductions;

    - manufacturing strategy;

    - product life cycles;

    - success of their products;

    - changes in inventory levels;

    - regulatory approvals;

    - competitive conditions;

    - contract awards; and

    - general economic conditions.

    In addition, we have limited ability to foresee the competitive success of our customers and to plan accordingly.

IF THE FIBER OPTIC, BROADBAND CABLE AND WIRELESS COMMUNICATIONS MARKETS FAIL TO GROW OR THEY DECLINE, OUR SALES MAY NOT GROW OR MAY DECLINE.

    Our future growth depends on the success of the fiber optic, broadband cable and wireless communications markets. The rate at which these markets will grow is difficult to predict. These markets may fail to grow or decline for many reasons, including:

    - the inability of fiber optic or wireless communications service providers to handle growing demands for faster transmission of increasing amounts of data for broadband applications;

    - inefficiency and poor performance of fiber optic, broadband cable or wireless communications services compared to other forms of broadband access;

    - insufficient consumer demand for fiber optic, broadband cable or wireless products or services; and

    - real or perceived security or health risks associated with wireless communications.

    If the markets for our products in fiber optic, broadband cable or wireless communications fail to grow, or grow more slowly than we anticipate, the use of our products may decline and our sales could suffer.

IF THE INTERNET DOES NOT CONTINUE TO EXPAND AND BROADBAND ACCESS TECHNOLOGIES ARE NOT DEPLOYED TO SATISFY THE INCREASED BANDWIDTH REQUIREMENTS AS WE ANTICIPATE, SALES OF OUR PRODUCTS MAY DECLINE.

    Our future success depends on the continued growth of the Internet as a widely-used medium for commerce and communications, the continuing increase in the amount of data transmitted over communications networks and the growth of broadband communications networks to meet the increased demand for bandwidth. If the Internet does not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for broadband communications equipment may not continue to develop. Future demand for our products is uncertain and will depend to a great degree on the continued growth and deployment of new broadband communications equipment. If this growth does not continue, sales of our products may decline.

IF WE FAIL TO ACCURATELY FORECAST COMPONENT AND MATERIAL REQUIREMENTS FOR OUR MANUFACTURING FACILITIES, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

    We use rolling forecasts based on anticipated product orders to determine our component requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the components. For substantial increases in production levels, some suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our sales.

WE DEPEND ON SINGLE OR LIMITED SOURCE SUPPLIERS FOR SOME OF THE KEY COMPONENTS AND MATERIALS IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    We typically purchase our components and materials through purchase orders, and we have no guaranteed supply arrangements with any of our suppliers. We currently purchase several key components and materials used in the manufacture of our products from single or limited source suppliers. Recently, we faced difficulties obtaining tantalum capacitors, GaAs wafers and ceramic substrates. We may fail to obtain required components in a timely manner in the future. We may also experience difficulty identifying alternative sources of supply for the components used in our products. We would experience delays if we were required to test and evaluate products of potential alternative suppliers. Furthermore, financial or other difficulties faced by our suppliers or significant changes in demand for the components or materials they supply to us could limit the availability of those components or materials to us. In addition, the majority of our semiconductor products are packaged in The Philippines and Hong Kong. Political and economic instability and changes in governmental regulations in these areas could affect the ability of our overseas vendors to package our products. Any interruption or delay in the supply of our required components, materials or services, or our inability to obtain these components, materials or services from alternate sources at acceptable prices and within a reasonable amount of time, could impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

WE FACE INTENSE COMPETITION, AND, IF WE DO NOT COMPETE EFFECTIVELY IN OUR MARKETS, WE WILL LOSE SALES AND HAVE LOWER MARGINS.

    The market for fiber optic and wireless communications services is relatively new, rapidly evolving and intensely competitive, and we expect competition to intensify further in the future. Many of our current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than we have. Price competition is intense and the market prices and margins of products frequently decline after competitors begin making similar products. A number of our competitors may have greater name recognition and market acceptance of their products and technologies. Furthermore, our competitors, or the competitors of our customers, may develop new technologies, enhancements of existing products or new products that offer superior price or performance features. These new products or technologies could render obsolete our products or the systems of our customers into which our products are integrated.

WE RELY ON OUR SENIOR MANAGEMENT AND MUST RETAIN AND ATTRACT QUALIFIED ENGINEERS AND OTHER HIGHLY SKILLED PERSONNEL TO MAINTAIN AND GROW OUR BUSINESS.

    Our performance is substantially dependent on the continued services and on the performance of our senior management and our highly qualified team of engineers. Our performance also depends on our ability to retain and motivate our other executive officers and key employees. The loss of the services of any of our executive officers or of a number of our engineers could harm our business and results of operations. We have no "key man" life insurance policies.

    Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, especially in the San Francisco Bay area, and we cannot assure you that we will be able to successfully attract, integrate or retain sufficiently qualified personnel. If we fail to attract, integrate and retain the necessary personnel, our business could suffer significantly.

WE MAY PURSUE ACQUISITIONS AND INVESTMENTS THAT INVOLVE NUMEROUS RISKS, INCLUDING THE USE OF CASH AND DIVERSION OF MANAGEMENT'S ATTENTION.

    In the future, we may make acquisitions of and investments in new businesses, products and technologies. If we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition. Even if we are successful, we may not be able to integrate the acquired businesses, products or technologies into our existing business and products. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management's attention and require considerable expense. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could affect our profitability.

WE EXPECT TO EXPAND OUR OPERATIONS SIGNIFICANTLY AND OUR FAILURE TO MANAGE OUR EXPANSION COULD LEAD TO CUSTOMER DISSATISFACTION, COST INEFFICIENCIES AND LOST SALES OPPORTUNITIES.

    We are currently experiencing a period of expansion and anticipate that further expansion will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage this growth, we will be required to improve existing and implement new transaction processing, operational and financial systems, procedures and controls, and to expand, train and manage our growing employee base. We also will be required to expand our finance, administrative and operations staff. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Our failure to manage our growth effectively could harm our business and prospects.

OUR RELOCATION MAY DISRUPT OUR BUSINESS AND MAY BE COSTLY IF IT IS NOT COMPLETED ON TIME.

    We are currently in the process of relocating our Palo Alto, California operations to accommodate our growing operations. We are relocating to leased office and manufacturing space in San Jose, California, which we believe satisfies our current requirements. Our new location requires substantial improvements and construction prior to our occupation. If these improvements and construction are not completed as scheduled, we may have to remain in our Palo Alto facility beyond the anticipated date, which would result in substantial costs and expenses under our amended Palo Alto sublease. In addition, if we are unable to relocate our operations in a timely manner, our production schedule and product shipments may be delayed, which may, in turn, result in cancelled orders and impaired relationships with our customers.

OUR BUSINESS IS SUBJECT TO THE RISKS OF PRODUCT RETURNS, PRODUCT LIABILITY AND PRODUCT DEFECTS.

    Products as complex as ours frequently contain undetected errors or defects, especially when first introduced or when new versions are released. The occurrence of errors could result in product returns from and reduced product shipments to our customers. In addition, any failure by our products to properly perform could result in claims against us by our customers. Such failure also could result in the loss of or delay in market acceptance of our products or harm our reputation. Due to the recent introduction of some of our products, we have limited experience with the problems that could arise with these products.

    Our purchase agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provision contained in these agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. Although we maintain insurance to protect against claims associated with the use of our products, our insurance coverage may not adequately cover all claims asserted against us. In addition, even ultimately unsuccessful claims could result in costly litigation, divert our management's time and resources and damage our customer relationships.

INFRINGEMENT OF OUR INTELLECTUAL PROPERTY RIGHTS COULD AFFECT OUR COMPETITIVE POSITION, HARM OUR REPUTATION AND COST US MONEY.

    We regard the protection of our copyrights, patents, service marks, trademarks, trade dress and trade secrets as critical to our future success and plan to rely on a combination of copyright, patent, trademark and trade secret law, as well as on confidentiality procedures and contractual provisions, to protect our proprietary rights. Adequate protection of our intellectual property rights may not be available in every country where our products and services are made available. We intend, as a general policy, to enter into confidentiality and invention assignment agreements with all of our employees and contractors, as well as into nondisclosure agreements with parties with which we conduct business, to limit access to and disclosure of our proprietary information; however, we have not done so on a uniform basis. As a result, we may not have adequate remedies to preserve our trade secrets or prevent third parties from using our technology without authorization. We cannot assure you that all future employees, contractors and business partners will agree to these contracts, or that, even if agreed to, these contractual arrangements or the other steps we have taken to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. If we are unable to execute these agreements or take other steps to prevent misappropriation of our technology or to deter independent development of similar technologies, our competitive position and reputation could be materially harmed and we could be forced to make significant expenditures.

    We regularly file patent applications with the U.S. Patent and Trademark Office covering particular aspects of our technology and intend to prosecute such applications to the fullest extent of the law. Based upon our assessment of our current and future technology, we may decide to file additional patent applications in the future, and may decide to abandon current patent applications. We cannot assure you that any patent application we have filed or will file will result in an issued patent, or, if patents are issued to us, that such patents will provide us with any competitive advantages and will not be challenged by third parties or invalidated by the U.S. Patent and Trademark Office. Any failure to protect our existing patents or to secure new patents may limit our ability to protect the intellectual property rights that such patents or patent applications were intended to cover. Furthermore, the patents of others may impair our ability to do business.

    We have several registered trademarks and service marks, in the United States and abroad, and are in the process of registering others in the United States. Nevertheless, we can not assure you that the U.S. Patent and Trademark Office will grant us these registrations. Should we decide to apply to register additional trademarks or service marks in foreign countries, there is no guarantee that we will be able to secure such registrations. The inability to register and adequately protect our trademarks and service marks could harm our competitive position, reputation and financial condition.

CLAIMS THAT WE ARE INFRINGING THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS MAY RESULT IN COSTLY LITIGATION.

    As a provider of technologically advanced products, we are at particular risk of becoming subject to litigation based on claims that we are infringing the intellectual property rights of others. We have been notified that some of our products may infringe the proprietary rights of third parties. While we believe these claims to be without merit, we cannot assure you that we will be able to resolve them without harming our business or operating results. These and any future similar claims, whether meritorious or not, could be time-consuming to defend, damage our reputation, result in substantial and unanticipated costs associated with litigation and require us to enter into royalty or licensing agreements, which may not be available on acceptable terms or at all.

THE VARIABILITY OF OUR MANUFACTURING YIELDS MAY AFFECT OUR GROSS MARGINS.

    The success of our business depends largely on our ability to produce our products efficiently through a manufacturing process that results in a large number of usable products or yields, from any particular production run. In the past, we have experienced significant delays in our product shipments due to lower-than-expected production yields. Due to the rigid technical requirements for our products and manufacturing processes, our production yields may be negatively affected by a variety of factors, some of which are beyond our control. For instance, yields may be reduced by:

    - impurities in materials used;

    - contamination of the manufacturing environment;

    - human error, in part, due to insufficient employee training; and

    - equipment failures.

    Our manufacturing yields also vary significantly among our products due to product complexity and the depth of our experience in manufacturing a particular product. We cannot assure you that we will not experience problems with our production yields in the future. Decreases in our yields can result in substantially higher costs for our products. If we cannot maintain acceptable production yields in the future, our financial condition and operating results may suffer.

WE ARE CURRENTLY INVOLVED IN CLASS ACTION LAWSUITS, WHICH COULD RESULT IN SUBSTANTIAL COSTS AND DIVERT OUR MANAGEMENT'S ATTENTION AND RESOURCES.

    In 1999, four securities class action suits were brought against us alleging, among other things, breaches of fiduciary duty of our former directors to our former shareholders in connection with our recapitalization merger. We believe that these lawsuits are without merit. We have entered into a non-binding memorandum of understanding with the plaintiffs' counsel to settle the claims of unfairness and other breaches arising out of the recapitalization merger on a basis that will not have a material financial impact on our business; any settlement is, however, subject to the completion of discovery and settlement documentation on a basis acceptable to plaintiffs' counsel, as well as to court approval after notice to the class members. Accordingly, we cannot assure you that the settlement will occur on the basis provided for in the memorandum or at all. If the plaintiffs elect to pursue these claims or if the court does not approve the settlement, we could be forced to pay damages or be subject to court-ordered relief. In addition, we may be the target of other litigation in the future. This pending and future litigation could result in substantial costs to us and divert our management's attention and resources, which could seriously affect our business and financial condition.

CHANGES IN THE REGULATORY ENVIRONMENT OF THE COMMUNICATIONS INDUSTRY MAY REDUCE THE DEMAND FOR OUR PRODUCTS.

    Since the passage of the Telecommunications Act of 1996, the communications industry has undergone rapid growth. This has led and will likely continue to lead to intense competition, short product life cycles, and, to some extent, regulatory uncertainty in and outside the United States. The course of the development of the communications industry is difficult to predict. For example, the delays in governmental approval processes have in the past caused, and may in the future cause, the cancellation, postponement or rescheduling of the installation of communications systems by our customers. A reduction in network infrastructure expenditures could negatively affect the use of our products. Moreover, in the short term, deregulation may result in a delay or a reduction in the procurement cycle because of the general uncertainty involved with the transition period of businesses.

OUR BUSINESS COULD BE HARMED BY KNOWN OR UNKNOWN LIABILITIES THAT WE RETAINED WHEN WE SOLD PARTS OF OUR COMPANY.

    We have recently completed the divestiture of all but our current business. We have retained, however, various known and unknown liabilities associated with the sold businesses, including liabilities associated with the environmental condition of our facilities as well as some indemnity obligations with respect to the sold businesses. If the unknown liabilities and obligations exceed our expectations, this could materially harm our financial condition.

IF WE FAIL TO COMPLY WITH ENVIRONMENTAL REGULATIONS WE COULD BE SUBJECT TO SUBSTANTIAL FINES.

    Two of our current and former production facilities have significant environmental liabilities for which we have entered into and funded fixed price remediation agreements and obtained cost-overrun and unknown pollution insurance coverage. We cannot assure you that this insurance will be sufficient to cover all liabilities related to these sites. In addition, we are subject to a variety of federal, state and local governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. In the past, we have been subject to periodic environmental reviews and audits, which have resulted in minor fines. If we fail to comply with these regulations, substantial fines could be imposed on us, and we could be required to suspend production, alter manufacturing processes or cease operations.

IF RADIO FREQUENCY EMISSIONS POSE A HEALTH RISK, THE DEMAND FOR OUR PRODUCTS MAY DECLINE.

    Recent news reports have asserted that some radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. If it were determined or perceived that radio frequency emissions from wireless communications equipment create a health risk, the market for our wireless customers' products and, consequently, the demand for our products could decline significantly.

OUR MANUFACTURING FACILITIES ARE CONCENTRATED IN AN AREA SUSCEPTIBLE TO EARTHQUAKES.

    Our headquarters and our manufacturing facilities are concentrated in an area where there is a risk of significant earthquake activity. Substantially all of the production equipment that currently accounts for our sales, as well as planned additional production equipment, is or will be located in a known earthquake zone. We cannot predict the extent of the damage that our facilities and equipment would suffer in the event of an earthquake or how such damage would affect our business. We do not maintain earthquake insurance.

                         RISKS RELATED TO THE OFFERING

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR COMMON STOCK IF YOU PURCHASE COMMON STOCK IN THIS OFFERING.

    Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of their shares of our
common stock. At an assumed initial public offering price of $             per
share, which is the midpoint of the initial public offering price range set
forth on the cover of this prospectus, the dilution will be $             per
share in net tangible book value of common stock from the initial public offering price, as more fully described under "Dilution."

YOUR INTERESTS AS HOLDERS OF OUR COMMON STOCK MAY CONFLICT WITH THOSE OF OUR CONTROLLING STOCKHOLDER

    As of May 31, 2000, Fox Paine beneficially owned 80.6% of our outstanding share capital, and, after the offering, will continue to own approximately
% of our outstanding share capital. As a result,

Fox Paine has and will continue to have control over the outcome of matters requiring stockholder approval, including the power to:

    - elect all of our directors and the directors of our subsidiaries;

    - amend our charter or by-laws; and

    - agree to or prevent mergers, consolidations or the sale of all or substantially all of our assets or our subsidiaries' assets.

    Fox Paine also will be able to delay, prevent or cause a change in control relating to us. Fox Paine's control over us and our subsidiaries, and its ability to delay or prevent a change in control relating to us could adversely affect the market price of our common stock.

    Fox Paine may in the future make significant investments in other communications companies. Some of these companies may be our competitors. Fox Paine and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

THE PRICE OF OUR COMMON STOCK MAY BE SUBJECT TO WIDE FLUCTUATIONS AND MAY TRADE BELOW THE INITIAL PUBLIC OFFERING PRICE.

    The market price of our common stock after this offering may vary from the initial public offering price. Fluctuations in the price of our common stock may result from multiple factors, some of which are beyond our control, including quarterly operating results that fluctuate and vary from expectations. Factors that could cause our quarterly operating results to fluctuate include:

    - our inability to predict the timing and magnitude of sales of our products due to our lengthy and variable sales cycle;

    - the timing of our orders from and shipments to major customers and possible cancellation of orders;

    - the tendency of customers in our industry to order large quantities of products on an irregular basis;

    - the concentration of customer orders at the end of a quarter which may result in products shipping in the following quarter;

    - the length of time our customers spend in evaluating and testing our products and our manufacturing process before purchasing our products;

    - the timing of our introduction of new products or product enhancements;

    - any delay in shipments caused by component shortages or other manufacturing problems or regulatory issues;

    - the reduction in the sales price of our products;

    - the loss of or a reduction in orders from a major customer;

    - customer responses to announcements of new products and product enhancements by competitors and the entry of new competitors into our markets; and

    - general economic conditions in the markets served by our customers.

    In addition, in recent months, the stock market has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of the underlying companies. As a result of these fluctuations, our common stock may trade at prices below the initial public offering price.

THE VOLATILITY OF OUR STOCK PRICE MAY INDUCE CLASS ACTION LAWSUITS, WHICH COULD RESULT IN SUBSTANTIAL COSTS AND DIVERSION OF OUR MANAGEMENT'S ATTENTION AND COULD CAUSE OUR STOCK PRICE TO FALL FURTHER.

    The public markets have experienced volatility that has particularly affected the market prices of securities of many technology companies for reasons that have often been unrelated to their operating results. In the past, following periods of volatility in the market prices of their stock, many companies have been the subjects of securities class action litigation. Similarly, if our stock price is volatile we could face securities class action litigation. Such litigation could result in substantial costs and divert management's attention and resources, which could cause our stock price to fall further. Furthermore, the volatility of our stock price, in addition to exposing us to potential litigation, may adversely affect the market price of our common stock and our company's visibility and credibility in our markets.

OUR SHARE PRICE MAY DECLINE DUE TO THE LARGE NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE.

    Sales of substantial amounts of our common stock after the offering, or the possibility of such sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See "Shares Eligible for Future Sale."

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "may," "will," "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates" and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" starting on page 5 and elsewhere in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

    We will receive net proceeds of approximately $     million from the sale of
     shares of common stock at an assumed public offering price of $     per
share, which is the midpoint of the initial public offering price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions of $ million and estimated expenses of $ million. If the underwriters exercise their over-allotment option in full, then the net proceeds
will be approximately $     million.

    We intend to use up to $40.0 million of the net proceeds to repay the aggregate principal amount outstanding under the two tranches of our senior secured credit facility, which had estimated weighted average interest rates of 9.45% and 9.90% in the two-month period ended March 31, 2000 and mature in December 2004 and 2005, respectively. We borrowed under our credit facility to finance in part our recapitalization merger.

    We currently estimate that we will use the balance of the net proceeds of this offering to fund a portion of our capital expenditures, and for strategic investments and acquisitions and general corporate purposes. We currently expect that for 2000, capital expenditures will total approximately $13.6 million, including expenditures for capital improvements to our new manufacturing facility and corporate headquarters as well as the purchase of new production equipment.

    Pending any use, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    In 1998 and 1999, we paid $3.7 million and $2.4 million in dividends, respectively. Historically, we paid dividends on a quarterly basis. We do not intend to pay cash dividends on our capital stock for the foreseeable future. Instead, we intend to retain all earnings for use in the operation and expansion of our business. Our board of directors will make any future determination of the payment of dividends based upon various factors then existing, including, but not limited to, our financial condition, operating results and current and anticipated cash needs. In addition, covenants in our revolving credit facility limit our ability to declare and pay cash dividends on our common stock.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 2000:

    - on an unaudited actual basis; and

    - on an unaudited as adjusted basis to give effect to:

     - the sale by us of      shares of common stock at an assumed initial
       public offering price of $     per share, which is the midpoint of the
       initial public offering price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses;

     - the use of up to $40.0 million of the estimated net proceeds to repay the outstanding indebtedness under our senior secured credit facility; and

     - the write-off of deferred debt issuance costs and the expense of the prepayment penalty related to the long-term debt.

    This table should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus.

    This information excludes:

    - 9,706,196 shares of common stock that were subject to outstanding options at March 31, 2000 at a weighted average exercise price of $2.05625 per share; and

    - 1,293,804 additional shares of common stock reserved for issuance under our 2000 stock incentive plan.

                                                                    MARCH 31, 2000
                                                              ---------------------------
                                                                             AS ADJUSTED
                                                               ACTUAL       FOR OFFERING
                                                              --------      -------------
                                                                    (IN THOUSANDS)
Cash and equivalents........................................  $15,552          $
                                                              =======          =======

Current portion of long-term debt...........................    1,113               --
Long-term debt, net of current portion......................   38,813               --
                                                              -------          -------
Capital leases, net of current portion......................    4,844            4,844
                                                              -------          -------

Stockholders' equity:
    Common stock ($0.01 par value) 100 million shares
      authorized; 31,627,910 shares issued and outstanding;
           as adjusted shares issued and outstanding........   65,035
    Retained earnings (deficit).............................  (66,067)
                                                              -------          -------
    Subscriptions receivable................................   (5,165)          (5,165)
                                                              -------          -------
        Total stockholders' equity (deficit)................   (6,197)
                                                              -------          -------
          Total capitalization..............................  $38,573          $
                                                              =======          =======

                                    DILUTION

    As of March 31, 2000, we had an unaudited net tangible book value (deficit) of approximately $(6.3) million, or approximately $(0.20) per share of common stock. Net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities divided by our shares of common stock outstanding. Without taking into account any other changes in the net tangible book value after March 31, 2000, other than to give effect to the receipt by us
of the net proceeds from the sale of      shares of common stock in this
offering at an assumed initial public offering price of $     per share, our
unaudited pro forma net tangible book value as of March 31, 2000 would have been
$     , or $     per share. This represents an immediate increase in net
tangible book value of $             per share to existing stockholders and an
immediate dilution in net tangible book value of $     per share of common stock
to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............  $
    Net tangible book value (deficit) per share as of March
      31, 2000..............................................   (0.20)
    Increase in net tangible book value per share
      attributable to new investors.........................
Pro forma net tangible book value per share after the
  offering..................................................
Dilution per share to new investors.........................  $

    The following table summarizes on an as adjusted basis, as of March 31, 2000, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering before deducting the underwriting discounts and commissions and estimated offering expenses:

                                SHARES PURCHASED       TOTAL CONSIDERATION
                              ---------------------   ----------------------   AVERAGE PRICE
                                NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                              ----------   --------   -----------   --------   -------------
Existing stockholders.......  31,627,910              $65,035,000                  $2.06
New investors...............
                                            -----                    -----
        Total...............                 100%                     100%

    The share amounts in the tables above are based on 31,627,910 shares of common stock outstanding as of March 31, 2000. The tables exclude:

    - 9,706,196 shares of common stock that were subject to outstanding options at March 31, 2000 at a weighted average exercise price of $2.05625 per share; and

    - 1,293,804 additional shares of common stock reserved for issuance under our 2000 stock incentive plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and notes to those consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We commenced our current operations in the beginning of 1996. Our quarters end on the Friday closest to the calendar month's end. The selected consolidated financial data for the years ended and as of December 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the year ended and as of December 31, 1996 are derived from our unaudited consolidated financial statements. The selected consolidated financial data for the three months ended and as of March 26, 1999 and March 31, 2000 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements, and include all adjustments, which are only normally recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results for the year ending December 31, 2000 or for any future period. The selected consolidated statement of operations data represent our results from continuing operations only and the selected consolidated balance sheet data exclude net assets from discontinued operations. For a discussion of our discontinued operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and note 10 of the audited consolidated financial statements included elsewhere in this prospectus.

                                                                                              THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,            -----------------------
                                                -----------------------------------------   MARCH 26,    MARCH 31,
                                                  1996       1997       1998       1999        1999         2000
                                                --------   --------   --------   --------   ----------   ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
    Sales.....................................  $12,633    $31,174    $63,568    $82,404     $23,528      $ 17,051
    Cost of goods sold........................   12,238     25,591     43,400     50,534      16,095        10,075
                                                -------    -------    -------    -------     -------      --------
    Gross profit..............................      395      5,583     20,168     31,870       7,433         6,976
    Operating expenses:
        Research and development..............    6,585     10,204     14,124     16,806       3,934         4,145
        Selling and administrative............    3,463      2,219      4,035      5,331       1,262         2,569
        Corporate administrative..............      561      1,240      1,811      4,391         739           322
        Recapitalization merger and other.....       --         --         --      3,223          --        35,453
                                                -------    -------    -------    -------     -------      --------
            Total operating expenses..........   10,609     13,663     19,970     29,751       5,935        42,489
                                                -------    -------    -------    -------     -------      --------
    Income (loss) from operations.............  (10,214)    (8,080)       198      2,119       1,498       (35,513)
    Interest income...........................      789      2,198      5,681      5,070         844         1,026
    Interest expense..........................   (1,574)      (795)      (601)      (520)       (120)         (872)
    Other income (expense)--net...............     (459)      (249)     1,220        412         184          (519)
    Gain on disposition of real property......       --      7,609     14,973     61,652          --            --
                                                -------    -------    -------    -------     -------      --------
    Income (loss) from continuing operations
      before income taxes.....................  (11,458)       683     21,471     68,733       2,406       (35,878)
    Income tax (provision) benefit............    4,055       (240)    (6,978)   (26,383)       (782)       10,764
                                                -------    -------    -------    -------     -------      --------
    Income (loss) from continuing
      operations..............................  $(7,403)   $   443    $14,493    $42,350     $ 1,624      $(25,114)
                                                =======    =======    =======    =======     =======      ========
    Income (loss) from continuing operations
      per share--basic........................  $ (0.04)   $  0.00    $  0.09    $  0.33     $  0.01      $  (0.38)
                                                =======    =======    =======    =======     =======      ========
    Income (loss) from continuing operations
      per share--diluted......................  $ (0.04)   $  0.00    $  0.09    $  0.32     $  0.01      $  (0.38)
                                                =======    =======    =======    =======     =======      ========
    Shares used to calculate income (loss)
      from continuing operations per
      share--basic............................  165,300    165,160    154,740    128,389     131,157        66,400
    Shares used to calculate income (loss)
      from continuing operations per
      share--diluted..........................  165,300    170,180    157,140    132,227     132,905        66,400

    Working capital excludes net assets of discontinued operations in the amount of $96,617, $35,563, $27,922, $20,237 and $7,494 as of December 31, 1996, 1997,
1998, 1999 and March 31, 2000, respectively. Total assets exclude net assets of discontinued operations in the amount of $166,326, $97,317, $36,975, $20,237 and $7,494 as of December 31, 1996, 1997, 1998, 1999 and March 31, 2000,
respectively.

                                                         DECEMBER 31,
                                           -----------------------------------------   MARCH 31,
                                             1996       1997       1998       1999        2000
                                           --------   --------   --------   --------   ----------
                                                   (IN THOUSANDS, EXCEPT FOR SHARE DATA)
SELECTED CONSOLIDATED BALANCE SHEET DATA:
    Cash and equivalents and short-term
      investments........................  $ 15,702   $134,462   $ 64,624   $173,812    $15,552
    Working capital......................    30,889    131,963     90,660    179,077     18,794
    Total assets.........................    55,878    182,668    147,614    223,383     60,899
    Total debt...........................        --         --         --         --     39,926
    Capital leases, net of current
      portion............................     7,565      5,190      5,066      4,902      4,844
    Total stockholders' equity
      (deficit)..........................  $195,005   $220,987   $133,679   $202,137    $(6,197)
    Dividends per common share...........  $   0.02   $   0.02   $   0.02   $   0.02    $    --

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THOSE CONSOLIDATED FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. OUR DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS AND THE TIMING OF EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

OUR HISTORY

    We were founded as Watkins-Johnson Company in 1957 by Dr. Dean A. Watkins, formerly a professor of electrical engineering at Stanford University, and Dr. H. Richard Johnson, formerly an engineer at Hughes Laboratories. We began developing and manufacturing microwave devices for government electronics and space communications systems used for intelligence gathering and communications. With the decline of the aerospace and defense industries in the 1990s, we applied our radio-frequency, or RF expertise to the growing commercial communications industry. In the mid-1990s, we were comprised of three primary divisions, the semiconductor equipment group, the telecommunications group and the microwave products group. In 1996, the microwave products group began to develop commercial applications from its military technologies, which became our initial products. In 1997, we sold the government electronics business within the microwave products group to Stellex Microwave Systems, Inc. We retained the commercial applications that we had developed and formally created a separate business to develop these applications into products for the commercial broadband communications market, including fiber optic and wireless networks.

    In October 1999, an affiliate of Fox Paine agreed to enter into a recapitalization merger transaction with us. In several transactions leading up to the recapitalization merger, we divested all of our divisions other than our current business operations, including the semiconductor equipment group and the telecommunications group, along with the associated real estate assets. Since the closing of the recapitalization merger on January 31, 2000, we have been focused exclusively on providing product solutions that enable and facilitate the development of fiber optic, broadband cable and wireless network infrastructure. In April 2000, we changed our name from Watkins-Johnson Company to WJ Communications, Inc. to highlight our focus on the commercial broadband communications markets. We will reincorporate in Delaware in connection with this offering.

    Our statement of operations includes the costs of the recapitalization merger as an expense. In addition, as a result of the continuing significant ownership interest of the pre-recapitalization stockholders, no adjustments have been made to the historical carrying amounts of our assets and liabilities as a result of the recapitalization merger. Furthermore, the premium paid in cash to stockholders in excess of that historical cost is shown as a reduction of stockholders' equity.

OVERVIEW

    We design, develop and manufacture innovative, high quality broadband communications products that enable voice, data and image transport over fiber optic, broadband cable and wireless communications networks around the world. Our products are comprised of advanced, highly functional components and integrated assemblies which address the RF challenges of both current and next generation broadband communications networks. These products are used in the network infrastructure supporting and facilitating mobile communications, broadband high speed data transmission and enhanced voice services. Our core expertise in gallium-arsenide, or GaAs, semiconductor and thin-film technology, coupled with our exceptional RF design and manufacturing capabilities, have enabled us to attain a leadership position in these broadband communications markets.

  SALES

    We sell our products predominantly to a few large equipment manufacturers and service providers in the fiber optic, broadband cable and wireless network infrastructure markets. Our major customers provide forecasted demand on at least a monthly basis, which assists us in allocating our manufacturing capacity. These forecasts, however, are subject to changes, including as a result of changes in market conditions, and could fluctuate from quarter to quarter.

    We depend on a small number of customers for a majority of our sales. During the year ended December 31, 1999, we had three customers that each accounted for more than 10% of our sales, Lucent Technologies, Nortel Networks and Bartley. During that period, approximately 76% of our sales were to these three customers. In the three months ended March 31, 2000, approximately 59% of our sales were to Nortel and Lucent, which were our only customers that accounted for more than 10% of our sales for that period. We have diversified our customer base over the last few years and we have expanded our product offering from wireless mobile infrastructure products to include fiber optic, broadband cable and fixed wireless products and intend to further diversify our customer base and product offering in the future. However, we anticipate that we will continue to sell a majority of our products to a relatively small group of customers. Delays in manufacturing or supply procurement or other factors could potentially cause cancellation, reduction or delay in orders by or in shipments to a significant customer.

    We recognize revenues upon transfer of title of our products to customers. Generally, title passes upon shipment of our products. Beginning in March 2000, our contract with Lucent converted to a consignment arrangement under which title does not pass until Lucent utilizes our products in its production processes. As a consequence, we recognize revenue on this contract only when Lucent notifies us of product consumption. Less than 10% of our sales are made to distributors, who maintain the right of return. As such returns historically have been nominal, we recognize revenues for these customers upon shipment.

    We provide a warranty on standard products and components and products developed for specific customer or program applications. We estimate the warranty cost based on our historical field return rates. To date, we have had no significant warranty returns. We include warranty expense related to these products in cost of goods sold.

  COST OF GOODS SOLD

    Our cost of goods sold consists primarily of:

    - direct material costs of product components;

    - production wages, taxes and benefits;

    - costs of assembly by third party contract manufacturers;

    - labor contracted on a temporary basis;

    - supplies consumed in the manufacturing process;

    - depreciation and amortization of manufacturing plant and equipment;

    - allocated occupancy costs; and

    - scrapped material used in the production process.

    We recognize cost of goods sold upon recognition of revenue. We recognize losses on contracts, including purchase orders, when identified.

  OPERATING EXPENSES

    Our operating expenses are classified into three general categories: research and development, selling and administrative, and corporate administrative. We classify all charges to the research and development, selling and administrative, and corporate administrative categories based on the nature of the expenditures. Although each of these three categories includes expenses that are unique to the category type, there are commonly recurring expenditures that are typically included in these categories, such as wages, fringe benefit costs, depreciation and allocated overhead.

  RESEARCH AND DEVELOPMENT

    Research and development expense represents wages, supplies and allocated overhead costs to design, develop and improve products and processes. These costs are expensed as incurred.

  SELLING AND ADMINISTRATIVE

    Selling and administrative expense consists primarily of wages, travel and facility costs incurred by and other expenses allocated to our selling and administrative departments. Selling and administrative expense also includes manufacturer representatives and distributor sales commissions, trade show and advertising expenses and fees and expenses of legal, accounting, and other professional consultants.

  CORPORATE ADMINISTRATIVE

    Corporate administrative expense is comprised of costs incurred at our corporate level that were allocated to our current business operations based on projected business volume and services provided. The portion of this expense which is continuing to be incurred after the closing of the recapitalization merger is included in selling and administrative expense after January 31, 2000.

  RECAPITALIZATION MERGER AND OTHER

    Recapitalization merger and other expense is a non-recurring expenditure comprised of employee retention and severance compensation, legal, professional and other costs associated with our recapitalization merger and the sale of our telecommunications group.

RESULTS OF OPERATIONS

    The following table sets forth selected items from our statements of operations as a percentage of total sales for the periods indicated:

                                                       PERCENTAGE OF SALES
                                ------------------------------------------------------------------
                                   YEAR ENDED DECEMBER 31,              THREE MONTHS ENDED
                                ------------------------------   ---------------------------------
                                  1997       1998       1999     MARCH 26, 1999    MARCH 31, 2000
                                --------   --------   --------   ---------------   ---------------
Sales.........................   100.0%     100.0%     100.0%         100.0%            100.0%
Cost of goods sold............    82.1       68.3       61.3           68.4              59.1
                                 -----      -----      -----          -----            ------
Gross profit..................    17.9       31.7       38.7           31.6              40.9
Operating expenses:
    Research and
      development.............    32.7       22.2       20.4           16.7              24.3
    Selling and
      administrative..........     7.1        6.4        6.5            5.4              15.1
    Corporate
      administrative..........     4.0        2.8        5.3            3.1               1.9
    Recapitalization merger
      and other...............      --         --        3.9             --             207.9
                                 -----      -----      -----          -----            ------
        Total operating
          expenses............    43.8       31.4       36.1           25.2             249.2
                                 -----      -----      -----          -----            ------

Income (loss) from
  operations..................   (25.9)       0.3        2.6            6.4            (208.3)
Interest income...............     7.1        8.9        6.2            3.6               6.0
Interest expense..............    (2.6)      (0.9)      (0.6)          (0.5)             (5.1)
Other income (expense)--net...    (0.8)       1.9        0.5            0.8              (3.0)
Gain on disposition of real
  property....................    24.4       23.6       74.8            0.0               0.0
                                 -----      -----      -----          -----            ------

Income (loss) from continuing
  operations before income
  taxes.......................     2.2       33.8       83.4           10.2            (210.4)
Income tax (provision)
  benefit.....................    (0.8)     (11.0)     (32.0)          (3.3)             63.1
                                 -----      -----      -----          -----            ------

Income (loss) from continuing
  operations..................     1.4%      22.8%      51.4%           6.9%           (147.3)%
                                 =====      =====      =====          =====            ======

    The following table sets forth our sales by product category for the years ended December 31, 1997, 1998 and 1999 and for the unaudited three-month periods ended March 26, 1999 and March 31, 2000:

                                   YEAR ENDED DECEMBER 31,             THREE MONTHS ENDED
                                ------------------------------   -------------------------------
                                  1997       1998       1999     MARCH 26, 1999   MARCH 31, 2000
                                --------   --------   --------   --------------   --------------
                                                         (IN THOUSANDS)
Sales:
    Semiconductor.............  $ 3,651    $ 9,763    $15,625       $ 2,862          $ 4,877
    Fiber optic...............      676      7,251     15,228         2,821            6,370
    Wireless..................   26,847     46,554     51,551        17,845            5,804
                                -------    -------    -------       -------          -------
        Total sales...........  $31,174    $63,568    $82,404       $23,528          $17,051
                                =======    =======    =======       =======          =======

COMPARISON OF THREE MONTHS ENDED MARCH 26, 1999 AND MARCH 31, 2000

    SALES. Sales decreased 27% to $17.1 million in the first quarter 2000 from $23.5 million in the first quarter 1999 primarily due to the completion in the second quarter 1999 of our contract with a major customer to build wireless-local-loop products, which represented 59% of our first quarter 1999 sales. The decrease in wireless-local-loop sales was partially offset by increases in sales of fiber optic and semiconductor products.

    COST OF GOODS SOLD. Cost of goods sold decreased 37% to $10.1 million in the first quarter 2000 from $16.1 million in the first quarter 1999. This decrease resulted primarily from the decrease in sales of wireless-local-loop products in the first quarter 2000. The decrease was partially offset by costs associated with increased sales of fiber optic and semiconductor products. Our cost of goods sold as a percentage of sales decreased to 59% in the first quarter 2000 from 68% in the first quarter 1999. This decrease was mostly due to increased sales of semiconductor and fiber optic products which have lower variable product costs.

    RESEARCH AND DEVELOPMENT. Research and development expense increased 5% to $4.1 million in the first quarter 2000 from $3.9 million in the first quarter 1999. This increase was primarily attributable to our continued spending on the development of wireless broadband access products and semiconductor products as well as new spending on fiber optic product development. Research and development expense as a percentage of sales increased to 24% in the first quarter 2000 from 17% in the first quarter 1999. This increase was primarily the result of the lower level of sales in the first quarter 2000.

    SELLING AND ADMINISTRATIVE. Selling and administrative expense increased 100% to $2.6 million in the first quarter 2000 from $1.3 million in the first quarter 1999. This increase was primarily attributable to an increase in recruiting and human resources expense, as well as costs associated with additional sales resources and commissions in the first quarter 2000. Selling and administrative expense as a percentage of sales increased to 15% in the first quarter 2000 from 5% in the first quarter 1999 as a result of the increases in selling and administrative costs described above combined with the lower level of sales in the first quarter 2000.

    CORPORATE ADMINISTRATIVE. Corporate administrative expense decreased 57% to $322,000 in the first quarter 2000 from $739,000 in the first quarter 1999. This decrease resulted from the winding-down of corporate activities at the corporate level as a result of the recapitalization merger. It was also attributable to the fact that in the first quarter 2000 these expenses were only included in corporate administrative expense through January 31, 2000. After that date, the portion of these costs which continued to be incurred were included in selling and administrative expense. In future periods, all of these costs which continue to be incurred will be classified as selling and administrative expense.

    RECAPITALIZATION MERGER AND OTHER. We incurred the recapitalization merger and other expense of $35.5 million in the first quarter 2000 related to our recapitalization merger. There was no corresponding expense in the first quarter 1999.

    INTEREST INCOME. Interest income primarily represents interest earned on short-term available-for-sale investments. Interest income increased 25% to $1.0 million in the first quarter 2000 from $844,000 in the first quarter 1999. This increase resulted from increased average amounts of funds available for investment during the first quarter 2000 as compared to the first quarter 1999.

    INTEREST EXPENSE. Interest expense increased to $872,000 in the first quarter 2000 from $120,000 in the first quarter 1999. This increase resulted primarily from interest expense related to the new credit facility with CIBC World Markets that we entered into as part of the recapitalization merger.

    OTHER INCOME (EXPENSE)--NET. Other income (expense)--net, decreased to $519,000 of other expense in the first quarter 2000 from $184,000 of other income in the first quarter 1999. This decrease is primarily related to losses realized in the first quarter 2000 when we liquidated short-term investments to fund in part the recapitalization merger.

    INCOME TAX (PROVISION) BENEFIT. Income tax (provision) benefit consists of federal and state income taxes. Our first quarter 1999 effective tax rate was 32.5%. It was lower than the statutory rate mostly due to benefits derived from our foreign sales corporation and research tax credits. In the first quarter 2000, our effective tax rate was 30.0%. In this period, we had an effective tax benefit as a result of the recapitalization merger with Fox Paine.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1999

    SALES. Sales increased 30% to $82.4 million in 1999 from $63.6 million in 1998 primarily due to product development efforts which resulted in significantly increased product offerings and shipments to customers. In particular, higher shipments in fiber optic, semiconductor and wireless-local-loop products contributed to our sales growth in 1999.

    COST OF GOODS SOLD. Cost of goods sold increased 16% to $50.5 million in 1999 from $43.4 million in 1998. This was primarily due to increased costs resulting from our increase in sales. Cost of goods sold as a percentage of sales decreased to 61% in 1999 from 68% in 1998, as we leveraged our fixed costs over a higher sales volume.

    RESEARCH AND DEVELOPMENT. Research and development expense increased 19% to $16.8 million in 1999 from $14.1 million in 1998. This increase was primarily a result of our increased product development efforts related to future generation fiber optic, broadband cable and semiconductor products and wireless broadband equipment. Research and development expense as a percentage of sales decreased to 20% in 1999 from 22% in 1998 as a result of a greater increase in sales during the period.

    SELLING AND ADMINISTRATIVE. Selling and administrative expense increased 33% to $5.3 million in 1999 from $4.0 million in 1998. This increase was primarily due to increased costs relating to an increase in sales. Selling and administrative expense as a percentage of sales remained approximately 6% for both years.

    CORPORATE ADMINISTRATIVE. Corporate administrative expense increased 144% to $4.4 million in 1999 from $1.8 million in 1998. This increase resulted primarily from a larger amount of corporate costs being allocated to our current business in comparison to other divisions previously operated by us, as our current business experienced overall sales growth during the period while sales from other divisions were declining. Following the merger recapitalization, we expect that the portion of these costs which will continue to be incurred will decline, with the ongoing costs included in selling and administrative expense in the future.

    RECAPITALIZATION MERGER AND OTHER. We incurred recapitalization merger and other expense of $3.2 million principally during the third and fourth quarter 1999 related to our recapitalization merger and the sale of our telecommunications group. There was no corresponding expense in 1998.

    INTEREST INCOME. Interest income decreased 11% to $5.1 million in 1999 from $5.7 million in 1998. This decrease resulted from the lower average amounts of funds available for investment during 1999.

    INTEREST EXPENSE. Interest expense decreased 13% to $520,000 in 1999 from $601,000 in 1998. This decrease resulted from the amortization of the interest component of our capital lease obligations in 1999.

    OTHER INCOME (EXPENSE)--NET. Other income (expense)--net, decreased to $412,000 in 1999 from $1.2 million in 1998. This decrease is primarily due to an increase in the costs of administering our sublease of the Palo Alto facility during 1999. These costs primarily related to the facility repairs.

    GAIN ON DISPOSITION OF REAL PROPERTY. In 1999, we completed the sale of our San Jose, California facility including a 190,000 square foot building, resulting in net proceeds of about $16.9 million and a pre-tax gain of $9.7 million. This property was vacated in 1998. Also in 1999, we completed the sale of one of our long-term lease interests involving about 16 acres in Palo Alto, California to Stanford University, resulting in net proceeds of approximately $54.0 million and a pre-tax gain of $51.8 million.

    In 1998, we sold approximately 15 acres of undeveloped land adjacent to our San Jose, California, facility for net proceeds of $16.0 million and a pre-tax gain of $15.0 million. The remainder of the San Jose property was sold in 1999.

    INCOME TAX (PROVISION) BENEFIT. Our effective tax rate increased to 38.4% in 1999 from 32.5% in 1998. This increase was primarily related to higher taxes paid in 1999 on the gain on real property.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1998

    SALES. Sales increased 104% to $63.6 million in 1998 from $31.2 million in 1997 due to increased demand for our semiconductor, fiber optic and wireless products including custom RF subsystems for PCS base stations and wireless-local-loop customer premise equipment. In addition, fourth quarter 1998 shipments included our first large order for outdoor repeaters from a major wireless carrier.

    COST OF GOODS SOLD. Cost of goods sold increased 70% to $43.4 million in 1998 from $25.6 million in 1997. This increase is primarily due to increased costs resulting from the increase in sales. Cost of goods sold as a percentage of sales decreased to 68% in 1998 from 82% in 1997, as we leveraged our fixed costs over higher sales volume.

    RESEARCH AND DEVELOPMENT. Research and development expense increased 38% to $14.1 million in 1998 from $10.2 million in 1997. This increase was primarily attributable to increased research and development activities in 1998 related to the launch of several products. Research and development expense as a percentage of sales decreased to 22% in 1998 from 33% in 1997 due to greater increases in sales in 1998 resulting from our product development efforts.

    SELLING AND ADMINISTRATIVE. Selling and administrative expense increased 82% to $4.0 million in 1998 from $2.2 million in 1997. This increase was primarily attributable to our increased sales efforts in 1998. Selling and administrative expense as a percentage of sales decreased to 6% in 1998 from 7% in 1997 primarily as a result of the increase in sales during this period.

    CORPORATE ADMINISTRATIVE. Corporate administrative expense increased 50% to $1.8 million in 1998 from $1.2 million in 1997. This increase primarily resulted from a larger amount of corporate level costs being allocated to our current business, as it achieved significant sales growth in 1998 while sales from other business divisions were declining.

    INTEREST INCOME. Interest income increased 159% to $5.7 million in 1998 from $2.2 million in 1997. This increase resulted from an increased average amount of funds available for investment during the year in 1998.

    INTEREST EXPENSE. Interest expense decreased 24% to $601,000 in 1998 from $795,000 in 1997. This decrease resulted from the amortization of the interest component of our capital lease obligations during 1998.

    OTHER INCOME (EXPENSE)--NET. Other income (expense)--net, increased to $1.2 million of other income in 1998 from $249,000 of other expense in 1997. This increase is primarily due to a full year of net rental income of approximately $1.2 million from subleasing part of the Palo Alto facility in 1998. In 1997, we only received two months of rental income related to this facility, as the sublease agreement did not commence until the divestiture of the government electronics group in October of 1997.

    GAIN ON DISPOSITION OF REAL PROPERTY. In 1998, we sold approximately 15 acres of undeveloped land adjacent to our San Jose, California, facility for net proceeds of $16.0 million and a pre-tax gain of $15.0 million. The remainder of the San Jose property was sold in 1999.

    In 1997, we exchanged a portion of our subleased interest at our Palo Alto, California, facility for consideration consisting of cash and the sublessor's leasehold rights in the remaining parcels under the lease. The exchange resulted in a pre-tax gain of $7.6 million.

    INCOME TAX (PROVISION) BENEFIT. Our effective tax rate decreased to 32.5% in 1998 from 35.1% in 1997. This decrease was primarily related to a decrease in our effective state tax rate that resulted from an increase in tax credits utilized for state tax purposes.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth, for the periods presented, selected data from our consolidated statements of operations and the data as a percentage of sales on a quarterly basis. The consolidated statements of operations data have been derived from our unaudited consolidated financial statements. In the opinion of management, these statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the consolidated financial statements and notes to those financial statements included elsewhere in this prospectus.

                                                            THREE MONTHS ENDED
                                          -------------------------------------------------------
                                          MARCH 26,   JUNE 25,   SEPT. 24,   DEC. 31,   MARCH 31,
                                            1999        1999       1999        1999       2000
                                          ---------   --------   ---------   --------   ---------
                                                              (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
    Sales...............................   $23,528    $23,688     $16,524    $18,664    $ 17,051
    Cost of goods sold..................    16,095     13,730       9,684     11,025      10,075
                                           -------    -------     -------    --------   --------
    Gross profit........................     7,433      9,958       6,840      7,639       6,976
    Operating expenses:
        Research and development........     3,934      4,717       4,367      3,788       4,145
        Selling and administrative......     1,262      1,290       1,168      1,611       2,569
        Corporate administrative........       739      1,113       1,181      1,358         322
        Recapitalization merger and
          other.........................        --         --       1,639      1,584      35,453
                                           -------    -------     -------    --------   --------
            Total operating expenses....     5,935      7,120       8,355      8,341      42,489
                                           -------    -------     -------    --------   --------
    Income (loss) from operations.......     1,498      2,838      (1,515)      (702)    (35,513)
    Interest income.....................       844        780       1,084      2,362       1,026
    Interest expense....................      (120)      (125)       (134)      (141)       (872)
    Other income (expense)--net.........       184        (28)        165         91        (519)
    Gain on disposition of real
      property..........................        --         --       9,686     51,966          --
                                           -------    -------     -------    --------   --------
    Income (loss) from continuing
      operations before income taxes....     2,406      3,465       9,286     53,576     (35,878)
    Income tax (provision) benefit......      (782)    (1,121)     (2,964)   (21,516)     10,764
                                           -------    -------     -------    --------   --------
    Income (loss) from continuing
      operations........................   $ 1,624    $ 2,344     $ 6,322    $32,060    $(25,114)
                                           =======    =======     =======    ========   ========

                                                         AS A PERCENTAGE OF SALES
                                          -------------------------------------------------------
                                          MARCH 26,   JUNE 25,   SEPT. 24,   DEC. 31,   MARCH 31,
                                            1999        1999       1999        1999       2000
                                          ---------   --------   ---------   --------   ---------
Sales...................................    100.0%     100.0%      100.0%      100.0%     100.0%
Cost of goods sold......................     68.4       58.0        58.6        59.1       59.1
                                            -----      -----       -----      ------     ------
Gross profit............................     31.6       42.0        41.4        40.9       40.9
Operating expenses:
    Research and development............     16.7       19.9        26.4        20.3       24.3
    Selling and administrative..........      5.4        5.4         7.1         8.6       15.1
    Corporate administrative............      3.1        4.7         7.1         7.3        1.9
    Recapitalization merger and other...      0.0        0.0         9.9         8.5      207.9
                                            -----      -----       -----      ------     ------
        Total operating expenses........     25.2       30.1        50.6        44.7      249.2
                                            -----      -----       -----      ------     ------
Income (loss) before operations.........      6.4       12.0        (9.2)       (3.8)    (208.3)
Interest income.........................      3.6        3.3         6.6        12.7        6.0
Interest expense........................     (0.5)      (0.5)       (0.8)       (0.8)      (5.1)
Other income (expense)--net.............      0.8       (0.1)        1.0         0.5       (3.0)
Gain on disposition of real property....      0.0        0.0        58.6       278.4        0.0
                                            -----      -----       -----      ------     ------
Income (loss) from continuing operations
  before income taxes...................     10.2       14.6        56.2       287.1     (210.4)
Income tax (provision) benefit..........     (3.3)      (4.7)      (17.9)     (115.3)      63.1
                                            -----      -----       -----      ------     ------
Income (loss) from continuing
  operations............................      6.9%       9.9%       38.3%      171.8%    (147.3)%
                                            =====      =====       =====      ======     ======

    The following discussion highlights significant events that impacted our sales and financial results in the five quarters ended March 31, 2000. You should not rely on our prior results in any quarter as an indication of our future performance.

    SALES. For the five-quarter period presented, sales were at peak levels during the first and second quarter of 1999, due primarily to large shipments of our wireless-local-loop products. These wireless-local-loop shipments and our customer requirements for them were completed in the second quarter 1999. Total sales for all other products have grown on a quarter-by-quarter basis from the first quarter 1999 with the exception of the first quarter 2000. In the first quarter 2000, our sales were negatively impacted as our contract with Lucent Technologies converted to a consignment arrangement under which title will not pass, and we will therefore not recognize sales, until Lucent Technologies utilizes our products in its production processes.

    COST OF GOODS SOLD. For the five quarters presented, cost of goods sold as a percentage of sales was at its highest level in the first quarter 1999. This was primarily a result of costs related to the wireless-local-loop products and the higher variable product costs required for manufacturing these products. Cost of goods sold as a percentage of sales decreased in the second quarter 1999 as a result of our product mix and higher level of manufacturing efficiency as we completed the wireless-local-loop orders. We expect cost of goods sold as a percentage of sales to increase in the near term as new products are transitioned from development to manufacturing and a new operating lease commences in the third quarter 2000 in connection with the relocation of our Palo Alto, California operations to San Jose, California.

    RESEARCH AND DEVELOPMENT. Research and development expense generally decreased in each of the five quarters presented, with the exception of increases in the second quarter 1999 and the first quarter 2000. The decreases primarily relate to lower supplies consumed and lower related support costs allocable to research and development activities. The increases were primarily due to the addition of personnel and supplies required to improve and develop new products and processes. We expect research and development expense to continue to increase as we continue to support future growth of our semiconductor, fiber optic and wireless products.

    SELLING AND ADMINISTRATIVE. Selling and administrative expense increased in each of the five quarters presented, with the exception of a small decrease in the third quarter 1999. The increases were primarily due to an increase in the number of sales and marketing personnel, sales commissions and recruiting expenses. We expect selling and administrative expense to increase as we continue to expand our sales and administrative organization.

    CORPORATE ADMINISTRATIVE. Corporate administrative expense increased in each of the five quarters presented, with the exception of a decrease in the first quarter 2000. The increases resulted primarily from corporate administrative expense incurred at our corporate level that we allocated to our current business as it experienced overall sales growth during these periods relative to the corporation as a whole. Following the recapitalization merger on January 31, 2000, we expect the portion of these costs which continue to be incurred to decline, with the ongoing costs included in selling and administrative expense in the future.

    INTEREST INCOME. Interest income for the five-quarter period presented varied primarily as a result of the average amount of funds available for investment during the period.

    INTEREST EXPENSE. Interest expense remained at approximately the same amount in the five quarters presented with the exception of the first quarter 2000. Interest expense for that quarter was higher due to our new credit facility that we entered into as part of the recapitalization merger. We expect interest expense to be lower in future quarters if we raise sufficient funds in the offering to repay the amounts currently outstanding under this facility.

    OTHER INCOME (EXPENSE)--NET. For the four quarters in the period ended December 31, 1999, net rental income generated from the sublease on our Palo Alto facility decreased mostly due to higher facility repairs. Other income (expense)--net, declined in the first quarter 2000 primarily due to losses realized in the liquidation of short-term investments to fund in part the recapitalization merger. Other income (expense)--net, is expected to decrease in the fourth quarter of 2000, as the Palo Alto, California sublease arrangement is scheduled to expire.

LIQUIDITY AND CAPITAL RESOURCES

    Cash, cash equivalents and short-term investments decreased from $173.8 million at December 31, 1999 to $15.6 million at the end of March 31, 2000. The decrease was attributable to cash required to complete the recapitalization merger on January 31, 2000. The recapitalization merger was accomplished with our cash on hand, proceeds from the sale of the telecommunications group, proceeds from the sale of equity to Fox Paine for $50.8 million, $4.9 million in roll-over equity by an existing stockholder, and $40.0 million drawn from the new credit facility.

    This credit facility is comprised of a $15.0 million five-year revolver, a $25.0 million five-year term A loan, and a $15.0 million six-year term B loan. The initial interest rates were LIBOR plus 3.25% for the revolver and the term A facility and LIBOR plus 3.75% for the term B facility. Six months after the initial pricing, interest rates are to be determined by a leveraged-based pricing grid. The revolver has a 0.50% commitment fee payable on the undrawn portion. The credit facility is secured by substantially all of our tangible and intangible assets. As of March 31, 2000, $25.0 million was outstanding under the term A facility and $15.0 million was outstanding under the term B facility. The applicable interest rates for the two-month period ended March 31, 2000 averaged 9.45% and 9.90% for the term A and B facility, respectively. The credit facility requires that a mandatory prepayment of an estimated $9.3 million be made on August 4, 2000, related to final settlements of transactions which occurred prior to the merger recapitalization. We expect to use a portion of the net proceeds to repay the outstanding balance of our credit facility.

    As of March 31, 2000, working capital, excluding net assets of discontinued operations, was $18.8 million. Based on current plans and business conditions, we believe that our existing cash, cash equivalents, short-term investments, cash generated from operations, and available credit facility will satisfy our anticipated cash and working capital requirements for the next twelve months regardless of whether or not the offering is completed.

    NET CASH PROVIDED (USED) BY CONTINUING OPERATING ACTIVITIES. Net cash provided by continuing operating activities in 1999 of $4.0 million primarily resulted from higher net income and positive net working capital generated from our continuing operations. Excluding certain nonrecurring transactions and related deferred and income tax effects, net cash used by continuing operating activities in 1998 and 1997 was approximately $3.0 million and $1.0 million, respectively.

    NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES. Net cash provided by investing activities increased $122.3 million to $87.8 million in 1999 from a use of cash in 1998 of $34.5 million. The majority of the increase was attributable to proceeds related to sales of a number of our real property assets and asset retirements. In 1999, we completed the sale of our San Jose, California facility resulting in net proceeds of $16.9 million and a pre-tax gain of $9.7 million. Also during 1999, we completed the sale of one of our Palo Alto leasehold interests involving approximately 16 acres in Palo Alto, California, resulting in proceeds of approximately $54.0 million and a pre-tax gain of approximately $51.8 million. In addition, in 1999, we also had proceeds of $20.0 million from the sale of our discontinued operations.

    Net cash used in investing activities in 1998 of $34.5 million decreased from net cash provided by investing activities in 1997 of $83.5 million, primarily as a result of proceeds of $77.9 million from the sale of the government electronics group in 1997 and an increase in short term investments of $45.1 million in 1998. These short-term investments primarily consisted of commercial paper and municipal bond funds.

We also sold undeveloped land adjacent to our San Jose, California facility resulting in net proceeds of approximately $16.0 million in 1998.

    CAPITAL EXPENDITURES.  Capital expenditures were $4.8 million in 1999,
$5.7 million in 1998 and $2.9 million in 1997. Capital expenditures are projected to be approximately $13.6 million and $12.5 million in 2000 and 2001, respectively. In 2000, approximately $6.0 million of the capital expenditures is budgeted for capital improvements related to the relocation of the Palo Alto, California facility to San Jose, California. The balance of capital expenditures in 2000 and 2001 is projected for the purchase of new production equipment to meet the expected growth in demand for our products. As of the end of 1999, there were no material commitments for capital expenditures.

    NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES. Net cash provided by financing activities was $2.4 million in 1999, as compared to net cash used in financing activities of $38.4 million and $9.3 million in 1998 and 1997, respectively. The use of cash in 1997 and 1998 primarily resulted from our stock repurchase program. In 1998, our board of directors authorized us to increase the amount of common stock we could repurchase to 70 million shares. By
December 31, 1998, we had repurchased all 70 million shares (giving effect to the stock split). We repurchased 35.9 million shares in 1998 for approximately $36.2 million and 4.1 million shares in 1997 for approximately $5.7 million.

    DISCONTINUED OPERATIONS. We divested three businesses that are being reported as discontinued operations. The net income (loss) from each of these discontinued operations, and the resultant gains (losses) on disposition for 1997, 1998 and 1999, were as follows:

                                              1997                     1998                     1999
                                     ----------------------   ----------------------   ----------------------
                                       NET                      NET                      NET
                                      INCOME     GAIN FROM     INCOME     GAIN FROM     INCOME     GAIN FROM
                                      (LOSS)    DISPOSITION    (LOSS)    DISPOSITION    (LOSS)    DISPOSITION
                                     --------   -----------   --------   -----------   --------   -----------
                                                                  (IN THOUSANDS)
Government electronics.............  $ 7,210      $29,677     $     --     $   --       $   --      $ 3,323

Semiconductor equipment............   (8,998)          --      (54,288)        --        6,512       12,506

Telecommunications.................    4,593           --       (9,413)        --        3,149           --
                                     -------      -------     --------     ------       ------      -------

    Total..........................  $ 2,805      $29,677     $(63,701)    $   --       $9,661      $15,829
                                     =======      =======     ========     ======       ======      =======

    We divested the government electronics business in October 1997, resulting in net gains of $29.7 million in 1997 and $3.3 million in 1999. We divested the semiconductor equipment business in July 1999, resulting in a net gain of $12.5 million in 1999. We divested the telecommunications business in January 2000, resulting in a net gain of $31.4 million in the first quarter 2000.

    Please refer to note 10 to the consolidated financial statements for further information regarding our discontinued operations.

OTHER MATTERS

    ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities." In June of 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS 133." These statements require companies to record derivatives on the balance sheet as either assets or liabilities, measured at fair market value. Gains and losses resulting from changes in the fair market values of those derivative instruments would be accounted for depending on the use of the instrument and whether it qualifies for hedge accounting. SFAS 133 will be effective for our fiscal year ending December 31, 2001. We are currently in the process of evaluating any impact on our financial condition or results of operations resulting from these statements.

We do not expect that the adoption of SFAS 133 will have a significant impact on our financial statements in future periods.

    In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current accounting policies are in accordance with SAB 101.

    In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB No. 25. Interpretation No. 44 is effective July 1, 2000. The Interpretation clarifies the application of Opinion 25 for various issues, specifically:

    - the definition of an employee;

    - the criteria for determining whether a plan qualifies as a non-compensatory plan;

    - the accounting consequence of various modifications to the terms of a previously fixed stock option or award; and

    - the accounting for an exchange of stock compensation awards in a business combination.

    We do not anticipate that the adoption of Interpretation No. 44 will have a material impact on our financial position or the results of our operations.

    ENVIRONMENTAL MATTERS. Of our current and former production facilities, two have known environmental liabilities of significance, the Scotts Valley site and the Palo Alto site. Prior to the recapitalization merger, we entered into and funded fixed price remediation contracts, as well as cost overrun and unknown pollution conditions liability coverage, with respect to both these sites. For a more detailed description, see "Business--Environmental Matters."

    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

    - INTEREST RATES. We are exposed to changes in interest rates primarily from our credit facility. As a result of the recapitalization merger, the level of funds invested in short-term securities has decreased from historical levels, thus reducing our exposure to changes in interest rates.

    - FOREIGN EXCHANGE RATES. In the future, we may enter into foreign exchange forward contracts to hedge some balance sheet exposures and specific transactions denominated in a foreign currency. We currently have no foreign exchange forward contracts outstanding. We may be exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments, but do not expect any counterparty to fail to meet its obligations.

    LITIGATION. Four shareholder class action lawsuits have been filed against us and our former directors in the California Superior Court for the County of Santa Clara. While the allegations are not identical in the four complaints, they all allege essentially the same grounds for relief, namely that the individual defendants breached their fiduciary duty to our former shareholders in connection with our recapitalization merger with Fox Paine by failing to maximize the value of our company using an appropriate process for eliciting and evaluating bids. The complaints also allege that the individual defendants had conflicts of interest and committed a breach of fiduciary duty in order to entrench themselves in office, enrich themselves financially and receive unspecified additional perquisites. All four complaints seek a declaration that the defendants breached their fiduciary duties, unspecified damages and various forms of injunctive and equitable relief, including rescission of the recapitalization merger and awards of attorneys' fees. We entered into a memorandum of understanding in January 2000 in which plaintiffs' counsel agreed in principle to settle the litigation, subject to, among other things, their completion of discovery and judicial approval. For a more detailed description of these suits, see "Business--Legal Proceedings."

    CHANGES IN INDEPENDENT AUDITORS. In connection with our change of ownership, we engaged the accounting firm of Arthur Andersen LLP to replace Deloitte & Touche LLP as our independent auditors. Our board of directors approved this change in May 2000.

    The former independent auditors' reports on our financial statements as of and for the fiscal years ended December 31, 1997 and 1998 did not contain an adverse opinion, a disclaimer of opinion, or any qualifications or modifications related to any uncertainty, or any limitation of audit scope or application of accounting principles. In 1997 and 1998, there were no disagreements with our former independent auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure with respect to our consolidated financial statements up through the time of replacement, that if not resolved to the former independent auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report.

                                    BUSINESS

OVERVIEW

    We design, develop and manufacture innovative, high quality broadband communications products that enable voice, data and image transport over fiber optic, broadband cable and wireless communications networks around the world. Our products are comprised of advanced, highly functional components and integrated assemblies which address the RF challenges of both current and next generation broadband communications networks. These products are used in the network infrastructure supporting and facilitating mobile communications, broadband high speed data transmission and enhanced voice services. Our core expertise in gallium-arsenide, or GaAs, semiconductor and thin-film technology, coupled with our exceptional RF design and manufacturing capabilities, have enabled us to attain a leadership position in these broadband communications markets.

INDUSTRY BACKGROUND

    Over the last decade, there have been significant developments in the communications industry, as evidenced by the emergence of the Internet, wireless communications and digital television services. Growing demand for voice, video and data services, as well as high speed Internet access, has increased the need for communications networks capable of handling large volumes of traffic. Simultaneously, the deregulation of the communications industry and the resulting competition among service providers has forced these service providers to seek to differentiate themselves in an effort to attract and retain subscribers. As the constraints of the traditional communications infrastructure have limited service providers' ability to meet the growing demand for broadband access, these service providers have been upgrading their systems, as well as deploying next-generation broadband communications technologies including fiber optic, broadband cable and broadband fixed wireless. These enhancements have, in turn, fueled the demand of consumers and businesses for increased access, mobility, functionality and bandwidth. As a result, the market for broadband communications networks is expected to continue to grow significantly over the next several years.

    DEMAND FOR HIGH-SPEED INTERNET ACCESS AND OTHER DATA SERVICES HAS INCREASED THE NEED FOR BROADBAND ACCESS. According to Ryan, Hankin & Kent, a communications industry market research firm, Internet traffic is expected to increase from 350,000 terabytes per month at the end of 1999 to over 15 million terabytes per month in 2003. Consumers are using the Internet for a variety of applications including e-mail, audio, streaming video and other multimedia services. Businesses are also using the Internet for e-commerce, global marketing, customer support, order fulfillment and supply management. Furthermore, the growth in the use of corporate data networks and the rising number of telecommuters and traveling employees have resulted in the need to transmit large quantities of data to almost any location at high speed.

    These trends have increased the demands placed on communications networks. As a result, communication service providers have focused on implementing system improvements providing greater capacity and speed. The enhanced performance of communications networks has attracted new subscribers and led to more applications and, therefore, resulted in an even greater demand for bandwidth. Thus, the need for additional network capacity and performance has created a continuing cycle of network improvements and increases in bandwidth that are being matched by advances in the applications and services generating this demand.

    GREATER DEMAND FOR BROADBAND ACCESS HAS LED SERVICE PROVIDERS TO DEVELOP AND DEPLOY NEXT GENERATION TRANSPORT TECHNOLOGIES. The traditional copper wire communications infrastructure was originally built for voice traffic. This infrastructure has not been sufficient to meet consumer and business demand for broadband access, which has led to the implementation and deployment of next generation communications networks with greater transmission capacity and speed. These networks are typically comprised of long-haul elements, metro-access elements and local access elements. The long-haul element of the network transports voice, video and data over long distances between metropolitan and regional concentrations of end-users. These long-haul network elements are typically connected to a metro-access loop which surrounds concentrations of users and serves as on/off ramps to the long-haul elements of the network. In turn, the metro-access element of a network is connected to businesses and consumers by what is often referred to as the first and last mile of the network. The capacity and speed of network access experienced by the end-user is governed by the slowest element of the network. Therefore, to deliver broadband access to businesses and consumers, service providers must increase the capacity of the long-haul, metro-access and first and last mile elements of the network.

    Because of its vast capacity, fiber optic transport equipment is generally being implemented for the long-haul and metro-access segments of the network. In most cases, however, the implementation cost of fiber optic network equipment makes it impractical to deploy fiber optic cable directly to the end-user for all but the highest volume users. In order to provide greater bandwidth to the small or medium size business and the residential consumer, communications service providers are deploying lower cost broadband transport technologies including broadband cable, wireless and digital subscriber line, or DSL, as illustrated by the diagram below:

    This diagram illustrates a ring-based fiber optic network. In the center are two interlinking rings with the larger ring containing the words "Metro Core Fiber Optic Ring" and the smaller ring containing the words "Metro Access Fiber Optic Ring." From the larger ring to the upper-right quadrant extends a band ending in an arrow which loops around a diagram of the globe. Beneath the band, the words, "Long Haul Fiber Optic Backbone" appear. The smaller ring connects by a band to a diagram of buildings located in the lower-left quadrant.

    The larger ring also links to schematics located in the upper-left and lower-right quadrants. The upper-left quadrant shows the access technologies, "DSL" and "Broadband Cable." "DSL" is represented by a black line from the larger ring to a home. "Broadband Cable" is connected to the center ring by a small circle containing the word "Fiber." "Broadband Cable" is represented by homes.

    The lower-right quadrant shows the access technologies, "Mobile Infrastructure" and "Broadband Cable." The former is attached to the core ring by a line and is represented by a base station connected, by signal lines, to a personal device assistant and a cellular phone. The latter is also attached to the core ring by a line and is represented by a building with a transmitter/receiver module on top connected, by signal lines, to 3 office structures. The words "Point-to-Point" and "Point-to-Multipoint" appear next to the 2 outer office structures.

    FIBER OPTIC NETWORKS. Fiber optic networks use laser-generated light to transmit voice, video and data through ultra-thin strands of glass, which are characterized by large capacity. These networks have been used for some time within communications networks for long-haul data transport and are being extended closer to the end user as bandwidth needs proliferate. One application of fiber close to the end user is hybrid fiber coaxial cable, commonly referred to as broadband cable.

    - FIBER OPTIC SYSTEMS. The most advanced fiber optic transport technology commercially available is capable of carrying data at OC-192 transmission rates. OC-192 systems transmit data at 10 gigabits-per-second, which is 150,000 times the capacity of a standard dial-up twisted-pair copper line. The majority of fiber optic systems operate at much lower data transmission rates. To meet the growing bandwidth demand, communications service providers are deploying additional fiber optic cable and upgrading the transmission capacity of their existing fiber through higher-speed transmission technologies. Ryan, Hankin & Kent estimates that the market for fiber optic components is expected to grow from $6.6 billion in 1999 to over $22.5 billion by 2003.

    - BROADBAND CABLE SYSTEMS. Broadband cable is a combination of fiber optic cable and copper wire, and is predominantly used within cable television systems. Cable television system owners have been upgrading their broadband cable infrastructure to enable two-way interactive, high-speed data, cable telephone and higher channel count video services. According to Paul Kagan Associates, a communications industry market research firm, from 1996 through 1999, the cable industry's infrastructure investments totaled $31 billion. Furthermore, 68% of the 67 million cable homes in the United States are now passed by activated two-way cable, allowing for the deployment of interactive, on-line and telephone services to those homes. They further estimate that by 2003, approximately 93% of cable homes will be passed by two-way cable, requiring continued spending on infrastructure upgrades by cable system owners.

    WIRELESS COMMUNICATIONS NETWORKS. The global wireless communications industry has grown considerably, driven by the demand for mobile telephone service. According to International Data Corporation, another communications industry market research firm, the number of cellular and PCS subscribers worldwide is expected to increase from 427 million subscribers in 1999 to
1.1 billion subscribers in 2003. These mobile subscribers are increasingly demanding data services in addition to enhanced voice services. Next-generation mobile networks are presently being built to provide enhanced voice and data services.

    In addition, fixed wireless communication networks are being deployed as an alternative to wireline systems to provide high bandwidth access. Broadband fixed wireless access offers a solution that meets the needs of many consumers and businesses for which wireline technologies are not cost-effective or adequate. Through the use of hubs and remote radio transmitters and receivers, broadband data is transmitted at microwave and millimeter wave frequencies of 2 gigahertz or more. Broadband fixed wireless offers another scalable means of access to fiber optic networks.

    DIGITAL SUBSCRIBER LINE TECHNOLOGY. Digital subscriber line technology, commonly known as DSL, improves the capacity and transmission speed of existing twisted-pair copper lines. Various implementations of DSL are being developed and deployed in an effort to improve network capacity while using the existing infrastructure. According to Ryan, Hankin & Kent, at the end of 1999, 625,000 households and businesses in the United States and Canada used DSL for broadband access and, by 2003, there will be 13.6 million DSL connections. The increased use of DSL as an access technology that connects subscribers to fiber optic long-haul segments of communications networks will place increased demands on fiber optic networks to supply the desired applications and data rates.

THE RF CHALLENGE

    While the transport medium is very different for fiber optic, broadband cable and wireless communications networks, the core technology of RF electronics is common to each. In these networks, signals are transported at RF frequencies or higher. The design and performance parameters at RF frequencies are generally more challenging and more complex than those at lower frequencies. As a result, the demand for broadband communications networks has led to increased demand for advanced RF products. For example, high speed fiber optic systems place a premium on stable and reliable oscillators for precise timing, while wireless systems generally require components that transmit signals with minimal interference or distortion, which is commonly referred to as high linearity. In addition, the ability to integrate RF components into higher level, more complex assemblies and to interface these RF assemblies and subsystems with other network elements requires a highly specialized engineering expertise. The knowledge and skills required to design and manufacture RF components and integrate them into more complex assemblies and subsystems are unique and can take many years to develop, particularly in a competitive commercial environment. In addition, the continual pressure to innovate, bring products to market more quickly and manufacture reliable products cost-effectively compounds the need for advanced RF design expertise. Communications equipment manufacturers seek companies with the technical skills and engineering resources to design, manufacture and integrate advanced products required by current and future generations of fiber optic and wireless infrastructure equipment.

THE WJ COMMUNICATIONS SOLUTION

    We provide the technology, design expertise and products that enable solutions addressing the RF challenges common in fiber optic, broadband cable and wireless communications networks. With the ability to design and manufacture components, integrate these components into higher level RF assemblies and interface these assemblies with other network elements, we enable advanced communications networks that satisfy the demand for the rapid transmission of large amounts of data, voice and video. Our core technology lies within our advanced GaAs semiconductor, thin-film substrate and oscillator capabilities. By satisfying the critical need for precise, stable and reliable data timing in fiber optic networks and for linearity in wireless networks, our solutions improve both network capacity and speed.

    With our broad experience and expertise, we provide our customers with a complete solution to their RF challenges, from technology concept to engineering design and volume manufacturing. Our RF expertise covers a broad range of frequencies, from a few megahertz to the microwave and millimeterwave bands, used in advanced communications networks today. Our solution is comprised of the following key elements:

    ADVANCED DEVICE TECHNOLOGY. We design products using the following core technologies:

    - GAAS SEMICONDUCTOR TECHNOLOGY. GaAs is a crystalline material that is often used as an alternative to silicon in the production of semiconductors used in high frequency signal transmission. We have substantial expertise in highly linear GaAs semiconductor products that amplify and transform signals with minimal distortion and interference. We believe that our devices are more efficient, consume less power and produce less heat than competitive products, and, consequently, enable RF systems to achieve optimal performance.

    - THIN-FILM SUBSTRATE TECHNOLOGY. Thin-film substrates are ceramic circuit boards on which thin conductive and resistive films have been deposited. Thin-film substrates conduct signals at high frequencies with less signal loss than printed circuit boards. Our thin-film substrate technology includes several features that enhance performance at high frequencies while reducing the assembly cost of integrated products.

    - OSCILLATOR TECHNOLOGY. Oscillators are components that enable wireless systems to convert RF signals from one frequency to another. Oscillators are typically used to reduce transmission frequency so that signal processing equipment operating at lower frequencies can extract information from the signal. Oscillators also provide the timing function, or clock, for fiber optic communications networks. We have oscillator technology that provides the precision, stability and reliability required by high speed broadband networks.

    RF DESIGN EXPERTISE. We have been designing RF and microwave products for more than 40 years and have developed significant RF design expertise. Our team of over 80 highly qualified and talented engineers is capable of applying this expertise to fiber optic, broadband cable and wireless communications products. When combined into more complex assemblies, RF components can interact with each other and other network elements. As a result, specialized integration skills are needed. We have developed the skills necessary to excel at integrating RF components into higher level assemblies. This broad range of RF design expertise allows us to create products from the component level through the more complex assembly level that are optimized to achieve high performance with minimum cost.

    MANUFACTURABILITY. Our ability to rapidly convert new technologies and designs into completed products results from our flexible manufacturing operations and our manufacturing engineering expertise. Our manufacturing operations are comprised of a number of individual manufacturing cells. Cells can be added or reconfigured to respond to changes in product demand. This cell-based architecture provides us with the flexibility to use a cell to manufacture one product in the morning and a different product in the afternoon. Our emphasis on test and assembly automation, coupled with our judicious use of outsourcing, has resulted in a robust, cost-effective set of manufacturing processes. Using these processes, we can rapidly transition from prototype to volume manufacturing with exceptional product quality and performance.

BUSINESS STRATEGY

    Our objective is to be the leading supplier of innovative, proprietary RF solutions to communications equipment companies and service providers. To meet this goal, we intend to:

    LEVERAGE OUR TECHNOLOGY LEADERSHIP AND OUR DESIGN AND INTEGRATION EXPERTISE TO GROW WITH GROWING MARKETS. We intend to participate in the rapid growth of the global fiber optic and wireless communications markets by leveraging our leading technology and our superior design skills and by capitalizing on the need for higher level, more complex assemblies. We intend to apply our RF design expertise to develop additional leading-edge products in each of the rapidly growing areas of the communications markets. We also intend to use our integration expertise to design cost-effective, high performance integrated assemblies for our customers. Due to the commonality of the RF challenge in fiber optic, broadband cable and wireless communications networks, we have the flexibility to allocate our design and engineering resources to any or all of these markets and intend to use this flexibility to take advantage of market opportunities as they arise.

    MAINTAIN AND DEVELOP STRONG COLLABORATIVE CUSTOMER RELATIONSHIPS WITH INDUSTRY LEADERS. We believe our reputation for product quality, technical performance, customer responsiveness, on-time delivery and cost competitiveness will help us to continue to maintain and develop a loyal customer base. We collaborate with many of our customers to design and develop new products for them as they develop new products. We plan to maintain our current, and develop new, customer relationships with industry leaders within the fiber optic, broadband cable and wireless communications markets.

    EXPAND MANUFACTURING CAPABILITIES. We intend to expand our manufacturing capabilities through a combination of outsourcing and in-house manufacturing. We also intend to continue to pursue automation in both assembly and testing for robust processes that produce repeatable and reliable product performance.

    ACQUIRE AND DEVELOP NEW TECHNOLOGIES. We intend to continue to augment our existing technology base and design capabilities by acquiring complementary technologies, design capabilities, manufacturing processes and product offerings for broadband communications applications. In addition, we intend to continue to focus our research and development efforts on emerging communications and RF technologies.

PRODUCTS AND TECHNOLOGY

    We are committed to being a technology leader and product development innovator within the growing broadband communications markets. By applying our sophisticated integration expertise to high level assembly design, we are able to develop cost-effective, high performance products suitable for volume manufacturing. Many of our design engineers, because of the breadth of their experience and expertise, are capable of working effectively at both the semiconductor level and the integrated assembly level. As a result, we are able to focus our expertise and resources to quickly address specific market opportunities as they arise. Our product offerings fall into the following three categories:

    - SEMICONDUCTOR PRODUCTS

    - FIBER OPTIC COMMUNICATIONS PRODUCTS

    - WIRELESS COMMUNICATIONS PRODUCTS

    The relationship between our core technologies and product solutions is portrayed in the following diagram:

                      TECHNOLOGY AND PRODUCT RELATIONSHIP

                                    [CHART]

SEMICONDUCTOR PRODUCTS

    Our semiconductor products include a broad array of high performance GaAs semiconductors and thin-film substrates that we manufacture for our own use as well as for sale to others. The primary markets for our GaAs semiconductor and thin-film substrate products are the fiber optic, broadband cable, mobile wireless infrastructure and broadband fixed wireless markets.

    GAAS SEMICONDUCTOR PRODUCTS. Our GaAs semiconductor products are comprised primarily of amplifiers, mixers and transistors. Amplifiers and transistors increase the level of signals, while mixers translate a signal from one frequency to another. The strength of our GaAs semiconductor technology lies in our ability to design and manufacture highly linear products. High linearity is one of the most critical performance parameters for broadband cable and wireless networks. While our GaAs semiconductor products form a solid technological foundation for our own integrated product offerings, we sell approximately 90% of these products to customers. We are currently developing additional highly linear amplifier and mixer products for point-to-point and point-to-multipoint wireless access systems, which are expected to offer significant performance and cost advantages over other currently available products. We believe these products will provide a portion of the cost reduction necessary to expand broadband fixed wireless networks into more price sensitive applications and markets. The table below illustrates the wide range of applications for which our GaAs semiconductor products are used:

                                                            AMPLIFIERS    MIXERS    TRANSISTORS
                                                            ----------   --------   -----------
  Fiber optic.............................................    X           N/A          X
  Broadband cable.........................................    X            X           X
  Broadband fixed wireless................................    X            X           X
  Second and third generation wireless base stations......    X            X           X

    THIN-FILM SUBSTRATE PRODUCTS. Our semiconductor products also include thin-film substrates designed and manufactured using several advanced processes. Our thin-film substrates incorporate solid via technology, which improves the electrical performance of the circuits while enabling increased circuit density. In addition, we use laser machining technology in the production of our thin-film substrates, which allows us to cut our products into virtually any shape. Accordingly, these custom-shaped thin-film substrates allow RF and microwave modules to be manufactured with consistency at low cost. We use our thin-film products in the design and production of our fiber optic and wireless communications products and sell them to customers. We are currently developing thin-film processes for six-inch substrates, which will further increase the productivity and lower the manufacturing cost of broadband fixed wireless networks.

FIBER OPTIC COMMUNICATIONS PRODUCTS

    Our fiber optic communications products include both high data-rate fiber optic and broadband cable network products. Our fiber optic products are used in the long haul, metro-access and local access elements of networks. Our broadband cable products are used to provide high bandwidth local access to consumers and small businesses.

    FIBER OPTIC PRODUCTS. Fiber optic systems are being upgraded continuously to provide higher data transmission rates as a means of increasing network capacity. The highest transmission rate systems that are currently commercially available are the OC-192 systems, which operate at a 10 gigabit-per-second rate. At these high rates, the time between consecutive pieces of data is extremely short, making system timing critical. Our highly stable oscillator assemblies provide the timing function, or clock, that delivers the precision and reliability needed to keep the overall system synchronized. We currently produce oscillator assemblies for OC-192 systems and are working with our customers to develop similar products for next-generation OC-768 systems, which will operate at 40 gigabits-per-second. We are also expanding our product base to include transmit and receive functions for high speed fiber optic systems as we integrate the RF electronics with other elements of these networks. The following diagram illustrates an example of a ring-based fiber optic network:

    The diagram will consist of 2 interlinking circles connected to 2 schematics. The larger ring contains the words "Metro Core Fiber Optic Ring;" the smaller ring contains the words "Metro Access Fiber Optic Ring." From the larger ring extends a band ending in an arrow which loops around a diagram of a globe. Beneath the band are the words "Long Haul Fiber Optic Backbone." The smaller ring connects by a band to a diagram of buildings.

    BROADBAND CABLE PRODUCTS. New broadband cable networks are currently being deployed to provide two-way data services, enhanced voice services, more television channels and high definition TV. These broadband cable networks are often called hybrid fiber coax networks because they contain both fiber optic lines as well as coaxial cable. Our highly linear amplifiers and mixers are being used within hybrid fiber coax systems in the cable headends and neighborhood nodes. The cable headend is the point from which signals and data are transmitted to subscribers. The neighborhood node is the equipment that converts the signals and data between these two types of transmission media. We are also designing and developing complete hybrid fiber coax nodes which will include our highly linear amplifiers and mixers, along with a variety of other components, including optical detectors and laser transmitters.

    The following diagram illustrates an example of a broadband cable network:

    The diagram will show a "Fiber" ring connected to 6 images of homes.

WIRELESS COMMUNICATIONS PRODUCTS

    Our wireless communications products include broadband fixed wireless equipment and mobile infrastructure equipment. Broadband fixed wireless systems provide a means of delivering high speed data, video and voice transmission to businesses and consumers at fixed locations using high frequency radio transmitters and receivers. Mobile wireless infrastructure equipment provides a combination of voice and data services to mobile users. Second generation mobile systems primarily offer voice services with very limited data capability. The third generation systems currently in development are being designed to deliver significantly higher data rates to mobile subscribers.

    BROADBAND FIXED WIRELESS EQUIPMENT. Our broadband fixed wireless products include transceivers and equipment used at the subscriber's premises for broadband fixed wireless systems, including point-to-point and point-to-multipoint systems in a variety of bands and frequencies. Broadband fixed wireless systems are designed to provide the first and last mile access to high speed data networks as a high speed alternative to traditional copper wire. Point-to-point and point-to-multipoint systems operate in both licensed and unlicensed frequency bands over short or long distances and provide a variety of data rates ranging from 2 to 45 megabits-per-second. They also provide a variety of output powers enabling extended range. The following diagram illustrates a typical network deploying both point-to-point and point-to-multipoint systems:

    The diagram will consist of a large building with a transmitter/receiver module on top connected, by signal lines, to 3 office structures.

    The initial target market for broadband fixed wireless service providers is small-to-medium businesses. We currently manufacture point-to-point and point-to-multipoint transceivers for several domestic and international broadband fixed wireless equipment providers operating in the microwave multipoint distribution system 2.7 gigahertz band, the unlicensed 3.5 gigahertz band, the unlicensed national information infrastructure 5.8 gigahertz band and the 26 gigahertz band. We expect to develop broadband fixed wireless products for other frequency bands.

    MOBILE WIRELESS INFRASTRUCTURE EQUIPMENT. We have an extensive array of integrated products for the mobile wireless infrastructure market. These products include base station RF front ends, diagnostic and support equipment and repeaters. The following diagram illustrates several elements of a mobile wireless network:

    The diagram will show a base station connected, with signals, to a repeater. Both the base station and repeater are also connected by signal lines to personal device assistants and cellular phones.

    - BASE STATION RF FRONT ENDS. Base station RF front ends, which consist of filters and frequency converters, are used in virtually every communications system to translate signals from one frequency to another. Our base station RF front ends incorporate our highly linear amplifiers and mixers to receive signals from and transmit signals to mobile subscribers. The resulting frequency can either be higher than the original frequency, which is called up-conversion, or lower, which is called down-conversion. Up- and down-converters are required by systems because signal processors, which are those parts of the system that encode and decode the signals, cannot operate at the high frequencies used to carry information over the air or through the network. Our base station RF front ends operate in wireless PCS air interface and frequency band. Our expertise in this area derives from our diverse radio technology, integration skill and ability to rapidly develop and deploy these products. These products perform a variety of functions on both the receive and transmit side as well as on the support side.

    - DIAGNOSTIC AND SUPPORT EQUIPMENT. Our diagnostic and support equipment is used within base stations to distribute signals and to determine the health and status of the base station. These are custom-designed products and rely heavily on our RF integration expertise to prevent various signals from interfering with each other.

    - REPEATERS. We also design, develop and manufacture both outdoor and indoor repeaters for all major wireless air interfaces and frequency bands. Repeaters are used primarily to extend the range of a particular cellular site to cover areas where the signal does not reach. They are often used along long stretches of highways and in tunnels or other places where the signal is obstructed.

CUSTOMERS

    We sell our semiconductor, fiber optic and wireless communications components and subassemblies principally to equipment manufacturers that, in turn, integrate our products into network infrastructure equipment solutions. In some cases, we also sell products directly to network service providers. We believe that we have strong relationships with market leaders in the fiber optic, broadband cable, and wireless markets. Our largest revenue-producing customers include:

ACT Manufacturing     Jabil Circuit                  Orion Technology
Aimtronics            Kisan Telecom                  Pemstar
Bartley RF Systems    LG Information Communications  QUALCOMM
Cisco Systems         Lucent Technologies            Richardson Electronics
Elcoteq Network       Marconi                        Samsung
Ericsson              Nokia                          Sanmina
GSS/Array Technology  Nortel Networks                Sprint PCS
Harris                NU Horizons                    Stellex Microwave Systems
Hung Chang            Omnipoint Communications       Systec Research

    For the first quarter 2000, 45% and 14% of our sales were derived from Nortel Networks and Lucent Technologies, respectively. While our sales have historically been concentrated with several key communications equipment manufacturers, we have diversified our customer base over the last few years and we have expanded our product offering from wireless mobile infrastructure products to include fiber optic, broadband cable and fixed wireless products.

SALES AND MARKETING

    We sell and market our products primarily through the following three sales channels:

    DIRECT SALES. We have a dedicated team of direct sales people who are responsible for maintaining relationships with our key customers and generating new business with both existing and potential customers. We cultivate strong direct relationships with our key customers through major account teams that are led by our sales professionals and are comprised of engineers and product managers. These teams are designed to address the specific product needs of our key customers.

    MANUFACTURER SALES REPRESENTATIVES. Manufacturer sales representatives are responsible for calling on potential clients as well as maintaining relationships with non-major accounts. We use manufacturer sales representatives to augment our own direct sales force.

    DISTRIBUTORS. We sell our GaAs semiconductor products to component distributors that resell them through catalog, e-commerce and direct channels.

FACILITIES AND MANUFACTURING

    We have two manufacturing facilities: a building in Milpitas, California with over 35,000 square feet and two buildings in Palo Alto, California totaling over 100,000 square feet. GaAs semiconductor and thin-film products are manufactured in Milpitas, while our other products are manufactured in Palo Alto.

    The leased Milpitas facility has two GaAs semiconductor and two thin-film manufacturing lines. The two GaAs manufacturing lines include one three-inch and one four-inch wafer processing line. Considerable manufacturing capacity exists within these two GaAs lines. Our GaAs products are packaged in The Philippines, Hong Kong and France at vendor facilities. The thin-film manufacturing lines are capable of processing two-inch, three-inch and four-inch substrate squares.

    The Palo Alto facility produces our fiber optic and wireless communications products. These products are assembled in either of two ways: surface mount or hybrid modules. Surface mount technology is generally used for products operating at frequencies below 10 gigahertz. Hybrid modules are necessary for products operating above 10 gigahertz. We contract with external surface mount manufacturers for high volume manufacturing, using both turnkey and consignment material arrangements with these surface mount contract manufacturers depending on the characteristics of the assembly. We have used a number of capable surface mount manufacturers. Once the surface mount assembly operations are completed, the products are shipped to our facilities for testing and final configuration. Hybrid modules are manufactured internally using automated processes for both assembly and testing.

    We intend to relocate our Palo Alto operations to a new leased facility in San Jose, California in the summer of 2000. The facility will consist of two buildings, totaling approximately 124,000 square feet. Prior to the recapitalization merger, we sold the long-term leases for three buildings at our Palo Alto facility, and are required to vacate these facilities by October 31, 2000. In addition, we recently entered into an amended sublease agreement with a third-party providing an option to purchase our long-term lease on our fourth building in Palo Alto.

EMPLOYEES

    One of our most important assets is our base of well-trained and experienced employees. As of March 31, 2000, we had 303 employees, none of whom were represented by a collective bargaining agreement. As of March 31, 2000, our employees were comprised as follows:

    - 29 executive and administrative employees;

    - 12 sales and marketing employees;

    - 176 manufacturing, facilities and operations employees; and

    - 86 engineering and technical employees.

    We have historically experienced relatively low turnover. Our employees have an average of almost seven years with us. Many of our engineering and technical staff have been with us for even longer. We believe that many of our engineers, as a result of their tenure and their defense electronics background, are among the most experienced high frequency engineers in the United States. We believe that the relationship with our employees is good.

INTELLECTUAL PROPERTY

    We rely on patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual provisions, to protect our proprietary rights. We believe that one of our competitive strengths is our core competence in engineering, manufacturing and understanding our customers and markets, and we take aggressive steps to protect that knowledge. We have been active in securing patents and entering into agreements to protect our proprietary technologies and know-how resulting from our ongoing research and development.

    We have 19 United States patents and three foreign patents. We currently have seven patent applications pending in the United States. Our existing United States patents will expire between June 2007 and March 2017. We have chosen to pursue foreign patent protection only in selected foreign countries. Our failure to pursue foreign protection in these countries and the fact that patent rights may be unavailable or limited in some foreign countries could make it easier for our competitors to utilize our intellectual property. We cannot assure you that any patent will be issued as a result of our pending applications or any future applications or that, if issued, these patents will be sufficient to protect our technology. In addition, we cannot assure you that any existing or future United States or foreign patents will not be challenged, invalidated or circumvented, or that any patent granted will provide us with adequate protection or any competitive advantages.

    We generally enter into non-disclosure agreements with our vendors, customers and licensees. Our employees are generally required to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while in our employ. We generally control access to the distribution of documentation and other information concerning our intellectual property. We also have entered into non-disclosure agreements to protect our confidential information delivered to third parties, in connection with possible strategic partnerships and for other purposes.

    We have entered into license agreements in connection with some of our recent business dispositions with respect to some of our intellectual property used in these sold businesses. We cannot assure you that the other parties to these license agreements will honor the terms of the agreements or aggressively prevent the misappropriation or infringement of our intellectual property. Further, under these license agreements, some of our intellectual property may be licensed to one or more of our competitors.

    The telecommunications industry is characterized by the vigorous protection and pursuit of intellectual property rights. From time to time, we have received, and may continue to receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights, including allegations directed at our operations and our sold businesses. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third-party intellectual property, misappropriation or misuse by us of third-party trade secrets or the invalidity of the patents held by us will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the invalidity of our patents will not harm our competitive position or reputation or result in significant monetary expenditures.

COMPETITION

    The markets for our products are extremely competitive and are characterized by rapid technological change, new product development, product obsolescence and evolving industry standards. We compete primarily on the basis of product performance and design, reliability, delivery and price. We face competition from other component manufacturers, as well as companies with product integration capabilities. In addition, we compete with the captive manufacturing operations of large communications original equipment manufactures such as Cisco Systems, Ericsson, Lucent Technologies, Motorola and Nortel Networks. Some of our competitors are large public companies that have significantly greater financial, technical, marketing and other resources than us. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products. Furthermore, those of our competitors that have large market capitalization or cash reserves may be better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines.

ENVIRONMENTAL REGULATION

    Our operations are subject to federal, state and local laws and regulations governing the use, storage, disposal of and exposure to hazardous materials, the release of pollutants into the environment and the remediation of contamination. Our former Scotts Valley site and our current Palo Alto site have significant environmental liabilities for which we have entered into and funded fixed price remediation contracts and obtained cost-overrun and unknown pollution conditions insurance coverage.

    The Scotts Valley site is a federal Superfund site. Chlorinated solvent and other contamination was identified at the site in the early 1980s, and by the late 1980s we had installed a groundwater extraction and treatment system. In 1991, we entered into a consent decree with the United States Environmental Protection Agency providing for remediation of the site. In July 1999, we signed a remediation agreement with an environmental consulting firm, ARCADIS
Geraghty & Miller. Pursuant to this remediation agreement, we paid approximately $3.0 million in exchange for which ARCADIS agreed to perform the work necessary to assure satisfactory completion of our obligations under the consent decree. The agreement also contains a cost overrun guaranty from ARCADIS up to a total project cost of $15.0 million. In addition, the agreement included procurement of a ten-year, claims-made insurance policy to cover overruns of up to $10.0 million from Reliance Insurance Company, along with a ten-year, claims made $10-million policy to cover various unknown pollution conditions at the site.

    Our Palo Alto site is a state Superfund site and is within a larger, regional state Superfund site. As with the Scotts Valley site, contamination was discovered in the 1980s, and groundwater extraction and treatment systems have been operating for several years at both our site and the regional site. In
July 1999, we entered into a remediation agreement with an environmental consulting firm, SECOR. Pursuant to this remediation agreement, we paid approximately $2.4 million in exchange for which SECOR agreed to perform the work necessary to assure satisfactory completion of our obligations under the applicable remediation orders. The payment included the premium for a 30-year, claims-made insurance policy to cover cost overruns up to $10.0 million from AIG, along with a ten-year claims-made $10.0 million insurance policy to cover various unknown pollution conditions at the site.

    With respect to our remaining current or former production facilities, to date either no contamination of significance has been identified or reported to us or the regulatory agency involved has granted closure with respect to the identified contamination. Nevertheless, we may face environmental liabilities related to these sites in the future.

LEGAL PROCEEDINGS

    In 1999, four shareholder class action lawsuits were filed against us and our former directors in the California Superior Court for the County of Santa
Clara: ROSENZWEIG V. WATKINS-JOHNSON COMPANY, ET AL., CASE NO. CV885528; SOSHTAIN V. WATKINS-JOHNSON CO., ET AL., CASE NO. CV785560; LEONG V. WATKINS-JOHNSON CO., ET AL., CASE NO. CV785683; FONG V. WATKINS-JOHNSON CO., ET AL., CASE NO. CV785683. While the allegations are not identical in the four complaints, they all allege essentially the same grounds for relief, namely that the individual defendants breached their fiduciary duty to our former shareholders in connection with our recapitalization merger with Fox Paine by failing to maximize the value of our company using the appropriate process for eliciting and evaluating bids. The complaints also allege that the individual defendants had conflicts of interest and committed this breach of fiduciary duty in order to entrench themselves in office, enrich themselves financially and receive unspecified additional perquisites. All four complaints seek a declaration that the defendants breached their fiduciary duties, unspecified damages and various forms of injunctive and equitable relief, including rescission of the recapitalization merger, and an award of attorneys' fees.

    Pursuant to a non-binding memorandum of understanding, dated January 14, 2000, the plaintiffs' counsel in these above-referenced suits agreed in principle to settle the litigation, subject to their completion of discovery, judicial approval and various other contingencies. Under the terms of the memorandum, the defendants agreed that we would engage an additional financial advisor to opine as to the fairness of the price to be paid to our former shareholders, and such an opinion was rendered to our board in January 2000 by the firm of Dain Rauscher Incorporated. In addition, pursuant to the terms of the memorandum of understanding, Fox Paine irrevocably agreed to reduce the amount of the termination fee payable under certain circumstances, as described in the agreement and plan of merger, from $13.25 million to $8.75 million. As of the date of this prospectus, it is not known whether or not plaintiffs' counsel, upon their completion of discovery, will determine to proceed with the settlement. If plaintiffs' counsel determines to proceed with the settlement on the basis agreed upon in the memorandum of understanding, the claims of persons who held shares of our stock during the period from October 26, 1999 through January 31, 2000 would, upon court approval of the terms of the settlement, be released, and further claims against us and the individual defendants with respect to the recapitalization merger would be barred. If plaintiffs' counsel decides not to proceed with the settlement, these suits will presumably proceed through the normal processes of litigation.

    We currently are involved in litigation and regulatory proceedings incidental to the conduct of our business and expect that we will be involved in other litigation and regulatory proceedings from time to time.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our senior management team is comprised of experienced engineering and wireless communications industry professionals, many of whom have over 15 years of experience with us. Set forth below is information concerning our directors and executive officers.

NAME                                          AGE      POSITION
----                                        --------   --------
Malcolm J. Caraballo......................   44        President, Chief Executive Officer and
                                                       Director
R.E. Hoover, Jr...........................   48        Senior Vice President--Worldwide Sales and
                                                       Marketing
Thomas R. Kritzer.........................   46        Senior Vice President--Semiconductor
                                                       Products
Ronald N. Buswell.........................   52        Vice President--Integrated Products
Michael L. Gabitass.......................   38        Vice President--Integrated Product
                                                       Operations
Andrew J. Graven..........................   37        Vice President--GaAs and Thin-Film
                                                       Products
Rainer N. Growitz.........................   44        Vice President--Finance and Secretary
W. Dexter Paine, III......................   39        Chairman of the Board
J. Thomas Bentley.........................   50        Director
Saul A. Fox...............................   46        Director
Jason B. Hurwitz..........................   27        Director
James R. Kroner...........................   38        Director
Charles E. Robinson.......................   66        Director
Wray T. Thorn.............................   29        Director

MALCOLM J. CARABALLO was appointed the President, Chief Executive Officer and a director of WJ Communications following the recapitalization merger on January 31, 2000. From 1993 through January 31, 2000, Mr. Caraballo was President of the wireless products group which, since January 2000, has been WJ Communications' sole business. At the time of his appointment in 1993, this business was largely a defense and space microwave products business and, since then, has been successfully transitioned to commercial applications. Prior to his assignment as President of the wireless products group, Mr. Caraballo served as Vice President of the devices sales group and was responsible for sales and marketing of modular components, tunable devices and subsystems product lines worldwide. He also was responsible for the field sales organizations in the United States and Europe. Previous responsibilities included engineering and manufacturing management, program management, and design engineering.
Mr. Caraballo joined WJ Communications in 1977 as a member of the technical staff. He received a B.S.E.E. from the University of California, Berkeley and an M.B.A. from the University of Santa Clara.

R.E. HOOVER, JR. is Senior Vice President--Worldwide Sales and Marketing.
Mr. Hoover is responsible for all sales and marketing activities. These responsibilities include business development, account management, and sales channel management for all product lines. Mr. Hoover has been associated with our commercial communications business since its inception in 1995. Mr. Hoover joined WJ Communications in 1980 and has held sales positions across various product groups and geographic locations. From 1995 to 1997, Mr. Hoover was director of telecommunications sales and responsible for the sales of telecommunications and microwave products. Mr. Hoover is a veteran of the U.S. Air Force having served from 1973 to 1977. Mr. Hoover received a B.S. from California State University Long Beach.

THOMAS R. KRITZER is Senior Vice President--Semiconductor Products. Mr. Kritzer is responsible for the semiconductor product lines and advanced technology development. These products include GaAs semiconductor devices and thin-film substrates for hybrid module applications. Responsibilities include strategic planning, design engineering and profit and loss. Prior to this assignment, he was responsible for the fiber optic and wireless communications product lines. He was one of the first participants in our efforts to create commercial communications products during 1995 from the original defense technology and product base which included specialized assemblies for original equipment manufacturers and cell extender products for service providers. At that time, he was also responsible for strategic planning, design engineering and new product development for all commercial communications. Since joining WJ Communications as a member of the technical staff in 1978, Mr. Kritzer has held various technical and managerial positions including product line experience in both the defense and communications businesses. Mr. Kritzer earned a B.A. in Physics from the University of North Carolina, Chapel Hill and an M.S. in Physics from Purdue University.

RONALD R. BUSWELL is Vice President--Integrated Products. Mr. Buswell is responsible for the fiber and wireless communications business. These products include assemblies for fiber optic networks, customer premise equipment for fixed wireless access networks, assemblies for PCS base stations and repeaters for both PCS and cellular networks. From 1997 through 1999, Mr. Buswell was director of original equipment manufacturer products and was responsible for RF integrated assemblies for wireless communications. In this position, he focused on expanding business opportunities with several key customers and directed design engineering and new product development activities. During 1995 and 1996, Mr. Buswell, as manager of integrated assembly marketing, was responsible for product marketing for our initial wireless communications business. As we developed products for the wireless market, he assumed additional responsibility for product line management. Mr. Buswell received a B.S.E.E. from Michigan Technological University and an M.S.E.E. from the University of Michigan.

MICHAEL L. GABITASS is Vice President--Integrated Product Operations.
Mr. Gabitass is responsible for the manufacturing of surface mount technology and thin-film hybrid integrated subsystem products. He is also responsible for supply chain management. Prior to that, Mr. Gabitass was responsible for establishing the first high volume integrated subsystem-manufacturing line.
Mr. Gabitass has been with WJ Communications since 1988 and has also served as a technical staff member and project manager. Mr. Gabitass received a B.S. in Electrical Engineering from the University of California, Los Angeles.

ANDREW J. GRAVEN is Vice President--GaAs and Thin-Film Operations. Mr. Graven is responsible for the manufacturing of GaAs and thin-film products. From 1997 to 1999, he was responsible for GaAs and thin film product line management.
Mr. Graven joined WJ Communications in 1985. From 1985 to 1997, Mr. Graven held a variety of both technical and managerial positions for product design, technology development, process engineering management and hybrid module manufacturing management. Mr. Graven received his B.S. and M.S.E.E. from Santa Clara University. He holds a patent for work related to the development of an electro static chuck for high density plasma semiconductor manufacturing.

RAINER N. GROWITZ is Vice-President--Finance and Secretary. Mr. Growitz is responsible for directing our financial planning and management in order to optimize maximum revenue growth consistent with corporate return on investment and profitability objectives. From 1997 until January 2000, Mr. Growitz served as Director of Finance. Mr. Growitz joined WJ Communications in 1978 and held a variety of finance, contracts and managerial positions. Mr. Growitz received a B.S. in Accounting from San Jose State University.

W. DEXTER PAINE, III, the Chairman of our Board of Directors since
January 2000, is the co-founder of Fox Paine & Company and has been its President since its inception in 1997. Mr. Paine also serves as a director of Alaska Communications Systems Group Inc., the leading diversified facilities-based telecommunications provider in Alaska. From 1994 until founding Fox Paine, Mr. Paine served as a senior partner of Kohlberg & Company. Prior to joining Kohlberg & Company, Mr. Paine served as a general partner at Robertson Stephens & Company. Mr. Paine has a B.A. in economics from Williams College.

J. THOMAS BENTLEY, a director since May 2000, is a Managing Partner and a founder of Alliant Partners, a leading firm for technology company mergers and acquisitions. Mr. Bentley was formerly with Berkeley International Capital Corporation where he initiated and led the leveraged buyout business. Prior to that, Mr. Bentley worked in the leveraged buyout and investment banking business of Citicorp and, before that, he was with the World Bank and International Finance Corporation. Mr. Bentley received his B.A. from Vanderbilt University and his M.S. from M.I.T.

SAUL A. FOX, a director since January 2000, is the co-founder of Fox Paine & Company and has been its Chief Executive Officer since its inception in 1997. Mr. Fox also serves as a director of Alaska Communications Systems Group Inc. From 1984 until founding Fox Paine, Mr. Fox was at Kohlberg Kravis & Roberts & Co. Prior to joining Kohlberg Kravis & Roberts, Mr. Fox was an attorney at Latham & Watkins, a law firm headquartered in Los Angeles, California. Mr. Fox has a B.S. in communications and computer science from Temple University and a J.D. from the University of Pennsylvania Law School.

JASON B. HURWITZ, a director since January 2000, has been employed at Fox
Paine & Company since June 1997. Mr. Hurwitz has served as an Associate and Vice President, and is currently a Director of Fox Paine. Before joining Fox Paine, Mr. Hurwitz was an associate at McCown De Leeuw & Co. from August 1996 to
June 1997 and was an analyst at James D. Wolfensohn Incorporated from July 1994 to July 1996. Mr. Hurwitz has a B.S. in economics from The Wharton School at the University of Pennsylvania.

JAMES R. KRONER, a director since January 2000, has been a Managing Director of Fox Paine & Company since January 2000. Before joining Fox Paine, Mr. Kroner served as a managing director and co-head of insurance investment banking at JP Morgan & Co. Mr. Kroner also served as a managing director and head of the insurance industry M&A practice at Salomon Smith Barney and a director in the financial institutions M&A practice at Merrill Lynch & Co. From 1995 to 1997, Mr. Kroner served as senior vice president and treasurer of American Re Corporation. Mr. Kroner has a B.A. in political science from Northwestern University and an M.B.A. from Northwestern's Kellogg School of Management.

CHARLES E. ROBINSON, a director since January 2000, has over four decades of experience in the telecommunications industry. Since 1997, Mr. Robinson has served as Chairman and Chief Executive Officer of Alaska Communications Systems Group Inc. Mr. Robinson served as President and Chief Operating Officer of Pacific Telecom from 1981 until its sale in 1997 and was appointed Chairman and Chief Executive Officer of Pacific Telecom in 1989. Mr. Robinson has been a member of the National Security Telecommunications Advisory Committee for the last 18 years, having been appointed by President Reagan. Mr. Robinson has also served on the Board of Directors of the United States Telephone Association from 1993 to 1995.

WRAY T. THORN, a director since January 2000, has also been a Director of Fox Paine & Company since January 2000. Mr. Thorn also serves as a director of Alaska Communications Systems Group Inc. Prior to joining Fox Paine, Mr. Thorn was a principal and founding member of Dubilier & Company. Prior to joining Dubilier & Company in 1996, Mr. Thorn was an associate in the Acquisition Finance Group of Chase Securities. Mr. Thorn has an A.B. in government from Harvard University.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS

    Our board of directors currently consists of eight directors. We anticipate that one additional director will be elected after the closing of this offering. All of the officers identified above serve at the discretion of our board of directors. In May 2000, our board of directors established an executive committee, a compensation committee and an audit committee. The initial members of the executive committee are Messrs. Caraballo, Paine and Thorn. The initial members of the compensation committee are Messrs. Paine, Robinson and Thorn. The initial members of the audit committee are Messrs. Bentley, Paine and Thorn. We expect to replace one or more of our current audit committee members after the closing of the offering.

    The functions of the audit committee are to:

     - recommend annually to our board of directors the appointment of our independent auditors;

     - discuss and review in advance the scope and the fees of our annual audit and review the results thereof with our independent auditors;

     - review and approve non-audit services of our independent auditors;

     - review compliance with our existing major accounting and financial reporting policies;

     - review the adequacy of major accounting and financial reporting policies; and

     - review our management's procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices.

    The functions of the compensation committee are to review and approve annual salaries, bonuses, and grants of stock options under our stock incentive plans for all executive officers and other key members of management, and to review and approve the terms and conditions of all employee benefit plans or changes to these plans. The compensation committee consists of directors who are not otherwise our employees.

    The executive committee will have the authority to exercise the powers of our board of directors, other than those reserved to the audit committee and the compensation committee or to our full board of directors, between meetings of our full board of directors.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning compensation of the President and Chief Executive Officer and the other most highly compensated officers as of December 31, 1999 based on salary and bonus in 1999. As of March 31, 2000, our Chief Executive Officer and four other most highly compensated officers were Messrs. Caraballo, Buswell, Growitz, Hoover and Kritzer.

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                   ANNUAL COMPENSATION             ----------------
                                          --------------------------------------      SECURITIES
                                                                  OTHER ANNUAL     UNDERLYING STOCK      ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR      SALARY     BONUS     COMPENSATION (1)    OPTIONS (2)(3)    COMPENSATION (4)
---------------------------    --------   --------   --------   ----------------   ----------------   ----------------
OUR FORMER MANAGEMENT
W. Keith Kennedy (5).........    1999     $463,646   $510,144            --                  --          $   6,400
President and Chief Executive    1998      481,442         --        25,047           1,200,000              6,400
  Officer                        1997      463,726    474,854        18,347             500,000              6,400
Scott G. Buchanan (5)........    1999      218,400    140,332            --             500,000              6,400
Executive Vice President,        1998      226,760         --        12,665             240,000              6,400
  Chief Financial Officer and    1997      216,644    127,808         9,014              50,000              6,400
    Treasurer
Robert G. Hiller (6).........    1999      200,200    175,809            --             300,000              6,400
President, Telecommunications    1998      200,200         --         5,533             400,000              6,400
  Group                          1997      158,425     76,687         2,951                  --              6,400
OUR CURRENT MANAGEMENT
Malcolm J. Caraballo (7).....    1999      253,347    358,629            --             500,000              6,400
President, Wireless Products     1998      235,154    190,944        11,021             320,000              6,400
  Group                          1997      198,165    182,845         7,608              50,000              6,400
R.E. Hoover, Jr. (8).........    1999      174,901    109,677            --             400,000              6,400
Vice President, Sales--          1998      157,920    132,028            --                  --              6,379
  Wireless Products Group        1997      116,550     14,646            --             120,000              5,952

----------------

(1) Represents the interest accrued on salary electively deferred in accordance with the Top Management Deferred Compensation Plan which was terminated in 1998.

(2) Options to purchase shares of common stock. See "--Option Grants."

(3) Number of shares reflects a 20 for 1 stock split on January 31, 2000.

(4) Represents matching contributions of $4,800 to the 401(k) portion of the Employees' Investment Plan and contributions of $1,600 to the Employee Stock Ownership Plan, which was terminated prior to our recapitalization merger in January 2000.

(5) Messrs. Kennedy and Buchanan resigned upon completion of the recapitalization merger on January 31, 2000. All of their stock options were cancelled in exchange for a cash "spread" payment upon their resignation.

(6) Mr. Hiller resigned upon completion of the sale of the telecommunications group in January 2000. All of his stock options were cancelled in exchange for a cash "spread" payment upon his resignation.

(7) Mr. Caraballo was appointed our President and Chief Executive Officer on January 31, 2000.

(8) Mr. Hoover did not serve as an executive officer in 1999, but was among our five most highly compensated employees in 1999. He was appointed Senior Vice President, Worldwide Sales and Marketing, on January 31, 2000.

OPTION GRANTS IN 2000

    All of our previously issued outstanding stock options were cancelled on January 31, 2000 as part of our recapitalization merger. The following table sets forth stock options granted in 2000 immediately after the recapitalization merger to the officers named above:

                                    PERCENTAGE
                       NUMBER OF     OF TOTAL                                            POTENTIAL REALIZABLE VALUE
                       SECURITIES     STOCK                                               AT ASSUMED ANNUAL RATES
                       UNDERLYING    OPTIONS                                                   OF STOCK PRICE
                         STOCK      GRANTED TO                MARKET                          APPRECIATION FOR
                        OPTIONS     EMPLOYEES    EXERCISE    PRICE ON                           OPTION TERM
                        GRANTED     IN FISCAL    PRICE PER   DATE OF    EXPIRATION   ----------------------------------
NAME                    (SHARES)       2000        SHARE      GRANT        DATE         0%          5%          10%
----                   ----------   ----------   ---------   --------   ----------   --------   ----------   ----------
Malcolm J.
  Caraballo..........  1,439,927        15%      $2.05625    $2.05625   Jan. 2010       $0      $1,862,000   $4,719,000
R.E. Hoover, Jr......    701,578         7        2.05625     2.05625   Jan. 2010        0         907,000    2,299,000

OPTION VALUES

    The following table sets forth the number and value of all unexercised stock options of the officers named above at March 31, 2000:

                                   NUMBER OF SECURITIES
                                  UNDERLYING UNEXERCISED
                                STOCK OPTIONS AT MARCH 31,    VALUE OF UNEXERCISED IN-THE-MONEY
                                     2000 EXERCISABLE/        STOCK OPTIONS AT MARCH 31, 2000(1)
                                       UNEXERCISABLE              EXERCISABLE/UNEXERCISABLE
                                ---------------------------   ----------------------------------
Malcolm J. Caraballo..........        482,594/957,333                        $0/0
R.E. Hoover, Jr...............        49,245/652,333                         $0/0

--------------

(1) The fair market value of stock options as of March 31, 2000 was $2.05625 per share.

COMPENSATION OF DIRECTORS

    Our compensation committee has not yet met, but will meet in the near future. Our compensation committee will formulate policies for compensating non-employee directors, including meeting fees and annual retainers. We currently do not and will not compensate our employee directors for serving as directors. We will reimburse all directors for the reasonable and necessary expenses they incur in performing their duties as directors.

EMPLOYMENT AGREEMENTS

    We entered into new employment agreements with some of our employees relating to their employment with us, their ownership of our common stock and grant of options to them to purchase shares of our common stock following the completion of our recapitalization merger.

    EMPLOYMENT AGREEMENT WITH MALCOLM J. CARABALLO. Under the employment agreement between us and Malcolm J. Caraballo, effective as of January 31, 2000, Mr. Caraballo is employed to serve as our Chief Executive Officer and President for a three-year period with automatic one-year extensions, unless either we or Mr. Caraballo gives no less than 90 days advance written notice of an intention not to extend the term. Mr. Caraballo's initial annual base salary is $275,000, which may be increased in the years following the first year of employment, but may not be decreased. Mr. Caraballo is eligible for an annual bonus with a target bonus equal to 60% of his annual base salary for each fiscal year if we meet business targets determined by us in good faith. Mr. Caraballo's employment agreement also provides for other customary benefits including the right to participate in fringe benefit plans, life and disability insurance plans, expense reimbursement and vacation in accordance with our top management vacation policy.

    Under Mr. Caraballo's employment agreement, if his employment is terminated by him for good reason or by our board of directors without cause, or if our board of directors elects not to extend the employment period upon its expiration, Mr. Caraballo is entitled to receive:

    - 150% of his annual base salary over the 18-month period immediately following such termination of employment; plus

    - for a one-year period after termination, benefits under our benefit plans, or a cash payment sufficient to enable him to purchase comparable benefits in the case of benefit plans that do not permit such continued participation.

    Alternatively, if his employment is terminated within three months following a change of control, Mr. Caraballo is entitled to receive:

    - 299% of his annual base salary over the 36-month period immediately following such termination of employment; plus

    - for a three-year period after termination, benefits under our benefit plans, or a cash payment sufficient to enable him to purchase comparable benefits in the case of benefit plans that do not permit such continued participation.

    Mr. Caraballo's employment agreement also provides that during the 12-month period following any termination of his employment, Mr. Caraballo will not directly, indirectly or as an agent on behalf of or in conjunction with any person, firm, partnership, corporation or other entity:

    - hire, solicit, encourage the resignation of, or in any other manner seek to engage or employ any person who is then, or within the prior three months had been, an employee, whether or not for compensation and whether or not as an officer, consultant, adviser, independent sales representative, independent contractor or participant; or

    - contact, solicit, service or otherwise have any dealings related to the sale, manufacture, distribution, marketing or provision of products, components, equipment, hardware, other technology or services of any sort in the wireless communications industry or any other industry or business or prospective industry or business in which we participate or contemplate participating in as of such termination in employment, with any person or entity with whom we have a current or known prospective business relationship or who is or was at the time of his employment with us, including any predecessor or successor entity, a customer, vendor or client of ours, or a known prospective customer, vendor or client, in each case such activity by Mr. Caraballo does or could reasonably be expected to have a material adverse effect on the relationship between us and any such third party.

    The employment agreement with Mr. Caraballo also provides for the protection of our confidential information and for the ownership by us or the assignment to us of any employment-related inventions of Mr. Caraballo.

    EMPLOYMENT AGREEMENTS WITH RAINER N. GROWITZ, RALPH E. HOOVER, JR. AND THOMAS R. KRITZER. On January 31, 2000, we entered into employment agreements with Rainer N. Growitz, Ralph E. Hoover, Jr. and Thomas R. Kritzer. These agreements employ Messrs. Growitz, Hoover and Kritzer to the executive offices set forth under "Management--Executive Compensation," and are substantially similar to that of Mr. Caraballo, except as follows:

    - Messrs. Hoover and Kritzer will receive an initial annual base salary of $200,200; Mr. Growitz will receive an initial annual base salary of $150,020;

    - Messrs. Growitz, Hoover and Kritzer are each eligible for an annual bonus with a target bonus equal to 35% of his annual base salary for each fiscal year if we meet specific business targets;

    - the severance benefit payable to each of Messrs. Growitz, Hoover and Kritzer upon the termination of his employment by him for good reason, or by our board of directors without cause, or if our board of directors elects not to extend the employment period upon its expiration, is an amount equal to his annual base salary payable over the twelve-month period immediately following such termination; and

    - the severance benefit payable to each of Messrs. Growitz, Hoover and Kritzer upon the termination of his employment within three months following a change of control is an amount equal to 150% of his annual base salary payable over the 12-month period immediately following such termination.

    EMPLOYEE STOCK OWNERSHIP. In connection with our recapitalization merger, we invited our employees to purchase shares of common stock with:

    - cash;

    - the proceeds paid to these employees as a result of the cancellation of their stock options pursuant to the recapitalization merger; and

    - the proceeds paid to these employees under our phantom stock appreciation rights plan for the fourth quarter of 1999 which was terminated upon the closing of the recapitalization merger.

    A total of 251 employees took the opportunity to invest in our common stock, and, as of March 31, 2000, 14.6% of our common stock, calculated on the same basis as provided under the section entitled "Principal Stockholders," was held by our employees. With respect to each employee who elected to buy we granted stock options to purchase additional shares under our 2000 stock incentive plan.

OUR 2000 STOCK INCENTIVE PLAN

    On January 31, 2000, we adopted our 2000 stock incentive plan under which we may grant options to purchase shares of our common stock, restricted shares of our common stock and stock appreciation rights to participants, which include non-employee directors, officers and employees of and consultants to us and our affiliates. The purpose of the stock incentive plan is to give us and our affiliates a competitive advantage in attracting, retaining and motivating officers, employees, non-employee directors and consultants, and to provide us and our affiliates with a stock plan providing incentives linked to the financial results of our business and increases in shareholder value. The total number of shares of our common stock reserved and available for grant under the 2000 stock incentive plan is 11 million. Our compensation committee, or our board of directors, is authorized to make grants and various other decisions under the stock incentive plan. Unless otherwise determined by the committee or the board, any participant granted an award under the stock incentive plan must agree to be bound by our shareholders' agreement.

    Stock options may include incentive stock options, nonqualified stock options or both, in each case, with or without stock appreciation rights. The term of each stock option is fixed by the committee or the board and stated in the option agreement, but in no event may the term be more than ten years from the date of grant. Stock options are not transferable other than by will or the laws of descent and distribution. Vested stock options may be exercised in whole or in part by payment of the exercise price by certified or bank check or other instrument as we may accept or, if approved by the committee or the board, in the form of unrestricted common stock already owned by the participant for at least six months of the same class as the common stock subject to the stock option. In addition, the committee or the board, in its discretion, may allow the cashless exercise of stock options. After this offering, the committee or the board, in its discretion, may allow payment of the exercise price by the delivery to us of a properly executed exercise notice, together with a copy of irrevocable instructions to a broker to deliver promptly to us the amount of sale or loan proceeds to pay the purchase price, and, if requested by us, the amount of any federal, state, local or foreign withholding taxes. When the participant's employment with us or one of our applicable affiliates is terminated for cause, all stock options held by the participant are immediately terminated and cancelled. Upon a participant's death or when the participant's employment with us or one of our applicable affiliates is terminated for any reason other than for cause, the participant's then-unvested stock options are forfeited and the participant or his or her legal representative may, within 90 days if such termination of employment is for any reason other than death or disability, or within one year in the case of the participant's death or disability, exercise any previously vested stock options.

    Stock appreciation rights may be granted in conjunction with all or part of any stock option award and are generally exercisable only at the time or times and to the extent the related stock options are exercisable. Upon the exercise of a stock appreciation right, the participant is entitled to receive an amount equal to the product of (a) the excess of the fair market value of one share of common stock over the exercise price per share specified in the related stock option times (b) the number of shares in respect of which the stock appreciation right has been exercised, in cash, shares of common stock or both, with the committee having the right to determine the form of payment. Upon termination or exercise of the related stock option, stock appreciation rights terminate and are no longer exercisable. Stock appreciation rights are transferable only with the related stock options.

    Upon a change of control transaction as described in the stock incentive plan, the committee or the board may, in its sole discretion, do one or more of the following:

    - shorten the period during which stock options are exercisable, provided they remain exercisable for at least 30 days after the date notice of the shortening is given to the participants;

    - accelerate any vesting schedule to which a stock option or restricted stock award is subject;

    - arrange to have the surviving or successor entity or any parent entity thereof assume the restricted stock awards and the stock options or grant replacement options with appropriate adjustments in the exercise prices and adjustments in the number and kind of securities issuable upon exercise or adjustments so that the stock options or their replacements represent the right to purchase the shares of stock, securities or other property, including cash, as may be issuable or payable as a result of the change of control transaction with respect to or in exchange for the number of shares of common stock purchasable and receivable upon exercise of the stock options had such exercise occurred in full prior to the change of control transaction; or

    - cancel stock options or unvested stock awards upon payment to the participants in cash, with respect to each stock option or restricted stock award to the extent then exercisable or vested, including, if applicable, any stock options or restricted stock awards as to which the vesting schedule has been accelerated by decision of the committee because of the change of control transaction, of an amount that is the equivalent of the excess of the fair market value of the common stock at the effective time of the change of control transaction over, in the case of stock options, the exercise price of the stock option.

    The committee or the board may also provide for one or more of the foregoing alternatives in any particular award agreement.

    The committee or the board may grant to any participant, on terms and conditions determined by the committee, the right to receive cash payments to be paid at that time if an award results in compensation income to the participant in order to assist the participant in paying the resulting taxes.

    The stock incentive plan will terminate on January 31, 2010. However, awards outstanding at that time will not be affected or impaired by the stock incentive plan's termination. Our board and the committee have authority to amend, alter or discontinue the stock incentive plan and awards granted thereunder, but no amendment may impair the rights of any participant thereunder without the participant's consent.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information with respect to beneficial ownership of our outstanding common stock, including the percent of the total voting power, as of May 31, 2000, and as adjusted to reflect the completion of the offering, by:

    - each holder of more than 5% of our common stock;

    - each of our directors;

    - each of our five most highly compensated officers named in "Management--Executive Compensation;" and

    - all of our directors and our named officers as a group.

    Except as otherwise indicated in the footnotes below, each beneficial owner has the sole power to vote and to dispose of all shares held by that holder. You should keep the following points in mind as you read the information in the table:

    - Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities with respect to which that person has a right to acquire beneficial ownership within 60 days. More than one person may be deemed a beneficial owner of the same security and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

    - The percentage of our common stock outstanding is based on the 31,671,821 shares of our common stock outstanding as of May 31, 2000. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days from May 31, 2000, while these shares are not included for purposes of computing percentage ownership of any other person.

                                          NUMBER OF SHARES
                                         BENEFICIALLY OWNED             PERCENTAGE BENEFICIALLY OWNED
                                 ----------------------------------   ----------------------------------
NAME                             PRIOR TO OFFERING   AFTER OFFERING   PRIOR TO OFFERING   AFTER OFFERING
----                             -----------------   --------------   -----------------   --------------
Fox Paine Capital, LLC (1).....       25,531,913       25,531,913            80.6%
Fox Paine Capital Fund (1).....       23,386,753       23,386,753            73.8%
FPC Investors, L.P. (1)........          347,016          347,016             1.1%
W. Dexter Paine, III (1).......       25,531,913       25,531,913            80.6%
Saul A. Fox (1)................       25,531,913       25,531,913            80.6%
Jason B. Hurwitz (1)...........       25,531,913       25,531,913            80.6%
Wray T. Thorn (1)..............       25,531,913       25,531,913            80.6%
James R. Kroner (1)............       25,531,913       25,531,913            80.6%
Charles E. Robinson (2)........               --               --              --
J. Thomas Bentley..............               --               --              --
The Watkins Trust (3)..........        2,400,000        2,400,000             7.6%
W. Keith Kennedy, Jr...........               --               --              --
Scott G. Buchanan..............               --               --              --
Robert G. Hiller...............               --               --              --
Malcolm J. Caraballo (4).......      1,221,458(5)       1,221,458             3.8%
R.E. Hoover, Jr. (5)...........        101,506(6)         101,506               *                    *
All directors and executive
  officers as a group (14
  persons) (6).................       27,585,137       27,585,137

--------------

*   The percentage of shares beneficially owned does not exceed 1%.

(1) Fox Paine Capital, LLC is General Partner or Manager of Fox Paine Capital Fund, FPC Investors, L.P., WJ Coinvestment Fund I, LLC, WJ Coinvestment Fund II, LLC, WJ Coinvestment Fund III, LLC and WJ Coinvestment Fund IV, LLC and possesses voting and investment power over all shares held by each of these entities. Fox Paine Capital is not the record owner of any shares of our common stock. Messrs. Fox and Paine are members of Fox Paine Capital and share voting power of Fox Paine Capital. Mr. Kroner is a managing director and Messrs. Hurwitz and Thorn are directors of Fox Paine Capital. None of the shares shown as beneficially owned by Messrs. Fox, Paine, Kroner, Hurwitz and Thorn are owned of record by these individuals. Each of Messrs. Fox, Paine, Kroner, Hurwitz and Thorn disclaims beneficial ownership of the shares owned by the entities of which Fox Paine Capital is General Partner or Manager, except to the extent of his pecuniary interest in those shares. The address of Fox Paine Capital, Fox Paine Capital Fund, FPC Investors and Messrs. Fox, Paine, Kroner, Hurwitz and Thorn is c/o Fox Paine & Company, LLC, 950 Tower Lane, Suite 1950, Foster City, CA 94404.

(2) The address of Mr. Robinson is c/o Alaska Communications Systems Group, Inc., 510 L. Street, Suite 500, Anchorage, Alaska 99501.

(3) The address of The Watkins Trust is c/o WJ Communications, Inc., 3333 Hillview Avenue, Palo Alto, California 94304.

(4) Includes 738,864 shares held of record by Mr. Caraballo and 482,594 shares issuable under currently exercisable options.

(5) Includes 52,261 shares held of record by Mr. Hoover and 49,245 shares issuable under currently exercisable options.

(6) Includes shares deemed to be beneficially owned by Messrs. Fox, Paine, Hurwitz, Thorn and Kroner as a result of their relationships with and to Fox Paine Capital. Excluding such shares, all directors and executive officers as a group beneficially own 1,201,909 shares held of record and 851,315 shares issuable under currently exercisable options.

                              CERTAIN TRANSACTIONS

MANAGEMENT AGREEMENT

    On January 31, 2000, as part of the recapitalization merger, we entered into a management agreement with Fox Paine & Company. Under that agreement, we paid Fox Paine an aggregate of $3.5 million for assisting us in obtaining debt financing and advisory services. In addition, we agreed to pay Fox Paine a management fee of $110,000 for the year ended December 31, 2000 and, for each subsequent year, a fee in the amount of 1% of our net income before interest expense, interest income, income taxes, depreciation and amortization and equity in earnings (losses) of minority investments, calculated without regard to the fee. In connection with this agreement, we have agreed to indemnify Fox Paine against various liabilities that may arise as a result of the management services it will perform for us. We have also agreed to reimburse Fox Paine for its expenses incurred in providing these services.

SHAREHOLDERS' AGREEMENT

    On January 31, 2000, we entered into a shareholders' agreement with Fox Paine Capital Fund, investors affiliated with Fox Paine Capital Fund and several non-fund investors, including co-investors, The Watkins Trust and some of our employees. Under the shareholders' agreement, following completion of the offering and subject to limited exceptions,

    - Fox Paine Capital Fund and its affiliates, as a group, may make up to five demands for registration under the Securities Act of their shares of common stock;

    - The Watkins Trust may make one demand for registration under the Securities Act of its shares of common stock; and

    - In the event the Company registers any of its equity securities under the Securities Act, or shares of common stock of Fox Paine Capital Fund or The Watkins Trust pursuant to a demand registration, each of our other shareholders may exercise piggyback registration rights to include all or a portion of its shares of common stock in the registration.

    In the event that either Fox Paine Capital Fund and its affiliates or The Watkins Trust makes a demand for registration, we have agreed to pay all expenses related to that registration. We have also agreed to indemnify Fox Paine Capital Fund and The Watkins Trust against various liabilities associated with such registration.

    The other material provisions of the shareholders' agreement expire upon completion of the offering, except that rights and obligations under the shareholders' agreement relating to indemnification in connection with securities registrations survive indefinitely.

OTHER TRANSACTIONS

    In connection with our recapitalization merger, CIBC World Markets acted as our financial advisor and rendered a fairness opinion, for which it received customary fees, and extended us a senior secured credit facility, under which we borrowed $40.0 million. CIBC World Markets is an underwriter in this offering.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 100 million shares of common stock, par value $0.01 per share and 10 million shares of preferred stock. As of
May 31, 2000, we had 31,671,821 shares of common stock outstanding, which were
held by 255 holders. After this offering, there will be      shares of common
stock outstanding, without giving effect to the exercise of the underwriters' over-allotment option.

COMMON STOCK

    Subject to the rights of the holders of any preferred stock that may be outstanding, each holder of common stock on the applicable record date is entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, to share ratably in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Shares of common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all of these matters. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to common stock. All outstanding shares of common stock are, and the shares of common stock sold in the offerings will be when issued, fully paid and nonassessable.

PREFERRED STOCK

    Our charter authorizes our board of directors to issue shares of preferred stock in one or more series and to determine, by resolution, the voting powers, and designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in each series (which our board of directors may increase or decrease as permitted by Delaware law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights or both. Although our board of directors has no present plans to do so, it could issue one or more series of preferred stock, without stockholder approval, that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

ACTION BY WRITTEN CONSENT

    Under the Delaware General Corporation Law, unless the certificate of incorporation expressly prohibits action by the written consent for stockholders, any action required or permitted to be taken by our stockholders at a duly called annual or special meeting of stockholders may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. Our certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Fox Paine,
as holder of      % of our total voting power after this offering, will be able to take any stockholder action without holding a stockholder meeting. We intend, however, to hold annual stockholder meetings.

DELAWARE GENERAL CORPORATION LAW

    Section 203 of the Delaware General Corporation Law generally prevents Delaware corporations from engaging under particular circumstances in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder. We have opted out of the provisions of Section 203.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock will be ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of the common stock. After completion of the offering,
there will be      shares of common stock outstanding. Of these shares, the
     shares of common stock sold in the offering, or      shares if the
underwriters' option to purchase additional shares is exercised in full, will be freely transferable without restriction under the Securities Act, except by persons who may be deemed to be our affiliates. All the remaining shares of common stock may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, including an exemption contained in Rule 144 under the Securities Act.

    In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, including an affiliate, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the then outstanding shares of common stock, or approximately shares after the offering; and

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

    Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may be effected only through unsolicited brokers' transactions.

    A person who is not deemed an "affiliate" of us at any time during the 90 days preceding a sale would, except for the shareholders' agreement described above and the "lock-up" arrangements described below, be entitled to sell his, her or its restricted shares under Rule 144 without regard to the volume or other limitations described above, once two years have elapsed since the restricted shares were acquired from us or one of our affiliates.

    Our officers, directors and stockholders have agreed with the underwriters that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, they will not, directly or indirectly, offer, sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire common stock (other than, in our case, pursuant to our existing employee compensation plans) without the prior written consent of Chase Securities, except for the shares of common stock offered in connection with the offering. The lock-up agreements by these persons, other than WJ Communications, cover an
aggregate of approximately      shares.

    No prediction can be made as to the effect, if any, that market sales of restricted shares or the availability of restricted shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise capital through an offering of our equity securities.

              U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

    The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this prospectus, the term non-U.S. holder is a person other than:

    - a citizen or individual resident of the United States for U.S. federal income tax purposes,

    - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States,

    - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or

    - a trust, in general, if it is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

    This discussion does not consider:

    - U.S. state and local or non-U.S. tax consequences;

    - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level;

    - the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

    - special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting; or

    - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion" or "constructive sale" transaction.

    The following is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which may change, retroactively or prospectively. The following summary is for general information. Accordingly, each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

    In the event that dividends are paid on shares of common stock, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

    Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment, or, in the case of an individual, a "fixed base," in the United States, as provided in that treaty, which we refer to as U.S. trade or business income, are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also, under particular circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

    Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000:

    - a non-U.S. holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

    - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide information, including a U.S. taxpayer identification number; and

    - look-through rules will apply for tiered partnerships.

    A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

    - the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate non-U.S. holder;

    - the non-U.S. holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the U.S. for more than 182 days in the taxable year of the disposition and meets other requirements;

    - the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to some U.S. expatriates; or

    - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

    Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that WJ Communications has not been and is not currently, and we do not anticipate it becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. The tax relating to stock in a "U.S. real property holding corporation" will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market.

FEDERAL ESTATE TAX

    Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    Under some circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on specified payments on common stock. Under currently applicable law, non-U.S. holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the U.S. For dividends paid after 2000, however, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

    The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a non-U.S. holder of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person." In the case of the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

    - a "controlled foreign corporation" for U.S. federal income tax purposes;

    - a foreign person 50% or more of whose gross income for specified periods is derived from the conduct of a U.S. trade or business; or

    - effective after 2000, a foreign partnership if, at any time during its taxable year, (a) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (b) the partnership is engaged in a U.S. trade or business.

    Effective after 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person unless certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge or reason to know that the holder is a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

    Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, PROVIDED that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

    Chase Securities Inc., CIBC World Markets Corp. and Thomas Weisel Partners LLC are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, have severally agreed to purchase from us the following respective numbers of shares of common stock.

                                                              NUMBER OF
NAME                                                            SHARES
----                                                          ----------
Chase Securities Inc........................................
CIBC World Markets Corp.....................................
Thomas Weisel Partners LLC..................................
    Total...................................................

    The underwriting agreement provides that the obligations of the underwriters are subject to various conditions precedent, including the absence of any material adverse change in our business and the receipt of various certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all of the shares offered by us if they purchase any shares.

    The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                     UNDERWRITING DISCOUNTS AND COMMISSIONS

                                                     WITHOUT            WITH
                                                  OVER-ALLOTMENT   OVER-ALLOTMENT
                                                     EXERCISE         EXERCISE
                                                  --------------   --------------
Per Share.......................................
Total...........................................

    We estimate that the total expenses of this offering, excluding underwriting
discounts and commissions, will be approximately $        million.

    The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and
to certain dealers at that price less a concession not in excess of $        per
share. The underwriters may allow and such dealers may re-allow a concession not
in excess of $        per share to various other dealers. If all of the shares
are not sold at the initial public offering price, the representatives may change the offering price and other selling terms.

    We have granted to the underwriters an option, exercisable no later than
30 days after the date of this prospectus, to purchase up to      additional
shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of the prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these option shares which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to this option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock in this offering.

    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    We have agreed to indemnify the underwriters against particular liabilities specified in the underwriting agreement, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make with respect to these liabilities.

    Our officers, directors and stockholders have agreed with the underwriters that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, they will not, directly or indirectly, offer, sell, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire common stock without the prior written consent of Chase Securities Inc., except for shares of common stock offered in connection with the offering. We have agreed that we will not, without the prior written consent of Chase Securities Inc., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock for a period of 180 days following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date of this prospectus, and may grant additional options under our stock option plans. Without the prior written consent of Chase Securities Inc., any additional options granted shall not be exercisable during this 180-day period.

    We have applied for quotation of the common stock on the Nasdaq National Market under the symbol WJCI.

    Some persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the shares at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purposes of pegging, fixing or maintaining the price of the shares. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market, or otherwise. This stabilizing, if commenced, may be discontinued at any time.

    The underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority that exceed 5% of the total number of shares of common stock offered by them.

    Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price for the shares has been determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering will be prevailing market and economic conditions, our revenue, the prospects for our future earnings, market valuations of other companies engaged in activities similar to our business operations and our management. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

    At our request, the underwriters have reserved up to      shares of common
stock for sale at the initial public offering price to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced if such persons purchase the reserved shares. Any reserved shares which are not so purchased may be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

    Some of the underwriters have provided from time to time, and expect to provide in the future, financial advisory and investment banking services to us and our affiliates, for which the underwriters have received and will receive customary fees and commissions. In particular, CIBC World Markets acted as our financial advisor and received fees as an agent with respect to our $40.0 million senior secured credit facility, in connection with our recapitalization merger with an affiliate of Fox Paine.

    Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., if more than 10% of the net proceeds of a public offering of equity securities are to be paid to members of the NASD that are participating in the offering, or affiliated or associated persons, the price of the equity securities distributed to the public must be no higher than that recommended by a qualified independent underwriter, as defined in Rule 2720(c)(3) of the Conduct Rules of the NASD. CIBC World Markets is a member of the NASD and an underwriter in this offering. Because CIBC World Markets will receive more than 10% of the net proceeds of this offering as a result of the repayment of amounts outstanding under our credit facility with CIBC World Markets, we will appoint a qualified independent underwriter in connection with this offering. Chase Securities Inc. will act as our qualified independent underwriter and in this role it has performed due diligence investigations and has reviewed and participated in the preparation of the registration statement of which this prospectus is a part. The initial public offering price will be no lower than that recommended by Chase Securities Inc. as the qualified independent underwriter. We and the other underwriters have agreed to indemnify Chase Securities in its capacity as qualified independent underwriter against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments Chase Securities Inc. in its capacity as qualified independent underwriter may be required to make in respect of those liabilities.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since
December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 162 filed public offerings of equity securities, of which 114 have been completed, and has acted as a syndicate member in an additional 95 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

    The validity of the shares of common stock will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York and for the underwriters by Simpson Thacher & Bartlett, Palo Alto, California. Wachtell, Lipton, Rosen & Katz owns 243,161 shares of common stock. Irell & Manella LLP owns 121,586 shares of common stock.

                                    EXPERTS

    The audited consolidated financial statements, as of December 31, 1999 and for the one-year period then ended and the related schedule included in this prospectus and elsewhere in the registration statement, to the extent and for the period indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as expert in giving said report.

    The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement as of December 31, 1998 and for each of the two years in the period then ended have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to the restatement of the consolidated financial statements for 1997 and 1998 to reflect the telecommunications segment as a discontinued operation as a result of the sale of this segment in January 2000), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. For further information with respect to us and the common stock, we refer you to this registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are summaries of material terms of those documents and, in each instance, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. The registration statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants such as us which file electronically with the SEC. The registration statement, including all exhibits thereto and amendments thereof, is available on that web site.

    We intend to furnish to our stockholders our annual reports containing consolidated financial statements audited by our independent auditors and quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Arthur Andersen LLP, Independent Public
  Accountants...............................................    F-2

Report of Deloitte & Touche LLP, Independent Auditors.......    F-3

Consolidated Balance Sheets.................................    F-4

Consolidated Statements of Operations.......................    F-5

Consolidated Statements of Comprehensive Income (Loss)......    F-6

Consolidated Statements of Stockholders' Equity.............    F-7

Consolidated Statements of Cash Flows.......................    F-8

Notes to Consolidated Financial Statements..................    F-9

    After the reincorporation discussed in Note 14 to WJ Communications, Inc.'s consolidated financial statements, we expect to be in a position to render the following audit report:

                                          Arthur Andersen LLP

San Jose, California
May 24, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors of
    WJ Communications, Inc.:

    We have audited the accompanying consolidated balance sheet of WJ Communications, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the year ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WJ Communications, Inc. and subsidiaries at December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

San Jose, California
May 24, 2000 (except with respect to the matters in
Note 14, as to which the date is            , 2000)

             REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT AUDITORS

The Stockholders and Board of Directors
  of WJ Communications, Inc.:

    We have audited the accompanying consolidated balance sheet of WJ Communications, Inc. (previously known as Watkins-Johnson Company) and subsidiaries as of December 31, 1998, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WJ Communications, Inc. and subsidiaries at December 31, 1998, and the results of their operations and their cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

    As discussed in Note 10, the accompanying consolidated financial statements for 1997 and 1998 have been restated to reflect the Telecommunications segment as a discontinued operation as a result of the sale of this segment in January 2000.

Deloitte & Touche LLP
San Jose, California
January 31, 2000

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                        DECEMBER 31,
                                                              ---------------------------------    MARCH 31,
                                                                       1998              1999        2000
                                                              ----------------------   --------   -----------
                                                              (AS RESTATED--NOTE 10)              (UNAUDITED)
ASSETS

CURRENT ASSETS:
    Cash and equivalents....................................         $ 19,271          $131,065     $ 15,552
    Short-term investments..................................           45,353            42,747           --
    Receivables (net of allowance for doubtful accounts of
      $500, $504 and $504 at December 31, 1998, 1999 and
      March 31, 2000, respectively).........................           12,803            11,362       12,251
    Inventories.............................................            4,093             5,146        8,345
    Deferred income taxes...................................           23,653             2,642        2,365
    Income taxes receivable.................................           13,570                --           --
    Deposits................................................               --            11,101           --
    Net current assets of discontinued operations...........           27,922            20,237        7,494
    Other...................................................            3,665             2,412        2,031
                                                                     --------          --------     --------
    Total current assets....................................          150,330           226,712       48,038
                                                                     --------          --------     --------
PROPERTY, PLANT AND EQUIPMENT, net..........................           14,447            13,663       14,447
OTHER ASSETS:
    Net noncurrent assets of discontinued operations........            9,053                --           --
    Other...................................................           10,759             3,245        5,908
                                                                     --------          --------     --------
                                                                     $184,589          $243,620     $ 68,393
                                                                     ========          ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of long-term debt.......................         $     --          $     --     $  1,113
    Accounts payable........................................            8,825            11,493        7,351
    Accrued expenses........................................            5,874             2,722        3,515
    Provision for losses on contracts.......................            2,962             3,500        3,137
    Payroll and profit sharing..............................            5,805             5,637        2,539
    Income taxes............................................            8,282             4,046        4,095
                                                                     --------          --------     --------
    Total current liabilities...............................           31,748            27,398       21,750
                                                                     --------          --------     --------
LONG-TERM DEBT, net of current portion......................               --                --       38,813

OTHER LONG-TERM OBLIGATIONS.................................           19,162            14,085       14,027
                                                                     --------          --------     --------

COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 8)

STOCKHOLDERS' EQUITY:
    Preferred stock, $0.01 par value-authorized and
      unissued, 10,000,000 shares...........................               --                --           --
    Common stock, $0.01 par value-authorized, 100,000,000
      shares at March 31, 2000; outstanding: 130,953,740,
      133,664,980, and 29,115,910 shares, respectively;
      subscribed: 0, 0 and 2,512,000, respectively..........           34,454            37,798       65,035
    Retained earnings (deficit).............................           99,073           164,542      (66,067)
    Subscriptions receivable................................               --                --       (5,165)
    Other comprehensive income (loss).......................              152              (203)          --
                                                                     --------          --------     --------
    Total stockholders' equity (deficit)....................          133,679           202,137       (6,197)
                                                                     --------          --------     --------
                                                                     $184,589          $243,620     $ 68,393
                                                                     ========          ========     ========

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               YEAR ENDED                        THREE MONTHS ENDED
                                              ---------------------------------------------   ------------------------
                                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,     MARCH 26,    MARCH 31,
                                                  1997            1998            1999           1999          2000
                                              -------------   -------------   -------------   -----------   ----------
                                                 (AS RESTATED--NOTE 10)                             (UNAUDITED)
Sales.......................................   $    31,174     $    63,568     $    82,404    $    23,528   $   17,051
Cost of goods sold..........................        25,591          43,400          50,534         16,095       10,075
                                               -----------     -----------     -----------    -----------   ----------
Gross profit................................         5,583          20,168          31,870          7,433        6,976
Operating expenses:
    Research and development................        10,204          14,124          16,806          3,934        4,145
    Selling and administrative..............         2,219           4,035           5,331          1,262        2,569
    Corporate administrative................         1,240           1,811           4,391            739          322
    Recapitalization merger and other (Note
      1)....................................            --              --           3,223             --       35,453
                                               -----------     -----------     -----------    -----------   ----------
      Total operating expenses..............        13,663          19,970          29,751          5,935       42,489
                                               -----------     -----------     -----------    -----------   ----------
Income (loss) from operations...............        (8,080)            198           2,119          1,498      (35,513)
Interest income.............................         2,198           5,681           5,070            844        1,026
Interest expense............................          (795)           (601)           (520)          (120)        (872)
Other income (expense)--net.................          (249)          1,220             412            184         (519)
Gain on disposition of real property
  (Note 12).................................         7,609          14,973          61,652             --           --
                                               -----------     -----------     -----------    -----------   ----------
Income (loss) from continuing operations
  before income taxes.......................           683          21,471          68,733          2,406      (35,878)
Income tax (provision) benefit..............          (240)         (6,978)        (26,383)          (782)      10,764
                                               -----------     -----------     -----------    -----------   ----------
Income (loss) from continuing operations....           443          14,493          42,350          1,624      (25,114)
Discontinued operations (Note 10):
    Income (loss) from discontinued
      operations, net of taxes..............         2,805         (63,701)          9,661          1,229          212
    Gain on disposition, net of taxes.......        29,677              --          15,829             --       31,379
                                               -----------     -----------     -----------    -----------   ----------
Net income (loss)...........................   $    32,925     $   (49,208)    $    67,840    $     2,853   $    6,477
                                               ===========     ===========     ===========    ===========   ==========
Basic per share amounts:
    Income (loss) from continuing
      operations............................   $      0.00     $      0.09     $      0.33    $      0.01   $    (0.38)
    Income (loss) from discontinued
      operations............................          0.02           (0.41)           0.08           0.01           --
    Gain on disposition of discontinued
      operations............................          0.18              --            0.12             --         0.47
                                               -----------     -----------     -----------    -----------   ----------
Net income (loss)...........................   $      0.20     $     (0.32)    $      0.52    $      0.02   $     0.10
                                               ===========     ===========     ===========    ===========   ==========
Basic average shares........................       165,160         154,740         128,389        131,157       66,400
Diluted per share amounts:
    Income (loss) from continuing
      operations............................   $      0.00     $      0.09     $      0.32    $      0.01   $    (0.38)
    Income (loss) from discontinued
      operations............................          0.02           (0.40)           0.07           0.01           --
    Gain on disposition of discontinued
      operations............................          0.17              --            0.12             --         0.47
                                               -----------     -----------     -----------    -----------   ----------
Net income (loss)...........................   $      0.19     $     (0.31)    $      0.51    $      0.02   $     0.10
                                               ===========     ===========     ===========    ===========   ==========
Diluted average shares......................       170,180         157,140         132,227        132,905       66,400

                See notes to consolidated financial statements.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                 (IN THOUSANDS)

                                                              YEAR ENDED                        THREE MONTHS ENDED
                                             ---------------------------------------------   -------------------------
                                             DECEMBER 31,    DECEMBER 31,    DECEMBER 31,     MARCH 26,     MARCH 31,
                                                 1997            1998            1999            1999          2000
                                             -------------   -------------   -------------   ------------   ----------
                                                (AS RESTATED--NOTE 10)                              (UNAUDITED)
Net income (loss)..........................  $     32,925    $    (49,208)   $     67,840    $      2,853    $  6,477
    Unrealized holding gains (losses) on
      securities arising during period.....            --             192            (329)            (70)         (6)
        Less: reclassification adjustment
          for gains included in net
          income...........................            --             (40)            (26)            (26)        209
                                             ------------    ------------    ------------    ------------    --------
    Net unrealized holding gains (losses)
      on securities--net of income tax
      benefit (provision) of $--, $(97),
      $130, $(36) and $(130),
      respectively.........................            --             152            (355)            (96)        203
                                             ------------    ------------    ------------    ------------    --------
Comprehensive income (loss)................  $     32,925    $    (49,056)   $     67,485    $      2,757    $  6,680
                                             ============    ============    ============    ============    ========

                See notes to consolidated financial statements.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                         TOTAL
                                   COMMON STOCK         RETAINED        OTHER                        STOCKHOLDERS'
                              -----------------------   EARNINGS    COMPREHENSIVE    SUBSCRIPTIONS      EQUITY
                                 SHARES      DOLLARS    (DEFICIT)   INCOME (LOSS)     RECEIVABLE       (DEFICIT)
                              ------------   --------   ---------   --------------   -------------   -------------
Balance, December 31,
  1996.....................    166,584,960   $ 38,998   $ 156,007      $     --        $     --        $ 195,005
                              ------------   --------   ---------      --------        --------        ---------
    Net income.............             --         --      32,925            --              --           32,925
    Dividends declared--
      $0.02 per share......             --         --      (3,974)           --              --           (3,974)
    Stock option
      transactions.........      2,719,760      2,778          --            --              --            2,778
    Repurchases of common
      stock................     (4,084,000)    (1,145)     (4,602)           --              --           (5,747)
                              ------------   --------   ---------      --------        --------        ---------
Balance, December 31,
  1997.....................    165,220,720     40,631     180,356            --              --          220,987
    Net loss...............             --         --     (49,208)           --              --          (49,208)
    Dividends declared--
      $0.02 per share......             --         --      (3,685)           --              --           (3,685)
    Stock option
      transactions.........      1,649,020      1,605          --            --              --            1,605
    Repurchases of common
      stock................    (35,916,000)    (7,782)    (28,390)           --              --          (36,172)
    Unrealized holding
      gains on
      securities--net of
      taxes of $97.........             --         --          --           152              --              152
                              ------------   --------   ---------      --------        --------        ---------
Balance, December 31,
  1998.....................    130,953,740     34,454      99,073           152              --          133,679
    Net income.............             --         --      67,840            --              --           67,840
    Dividends declared--
      $0.02 per share......             --         --      (2,371)           --              --           (2,371)
    Stock option
      transactions.........      2,711,240      3,344          --            --              --            3,344
    Unrealized holding
      losses on
      securities--net of
      taxes of $130........             --         --          --          (355)             --             (355)
                              ------------   --------   ---------      --------        --------        ---------
Balance, December 31,
  1999.....................    133,664,980     37,798     164,542          (203)             --          202,137
    Net income
      (unaudited)..........             --         --       6,477            --              --            6,477
    Stock option
      transactions
      (unaudited)..........         91,660        154          --            --              --              154
    Common stock redemption
      related to
      recapitalization
      merger (unaudited)...   (131,356,640)   (33,017)   (237,086)           --              --         (270,103)
    Common stock issued
      (unaudited)..........     26,715,910     54,935          --            --              --           54,935
    Subscription for common
      stock................      2,512,000      5,165          --            --          (5,165)              --
    Unrealized holding
      gains (losses) on
      securities--net of
      taxes of $130
      (unaudited)..........             --         --          --           203              --              203
                              ------------   --------   ---------      --------        --------        ---------
Balance, March 31, 2000
  (unaudited)..............     31,627,910   $ 65,035   $ (66,067)     $     --        $ (5,165)       $  (6,197)
                              ============   ========   =========      ========        ========        =========

                See notes to consolidated financial statements.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                    YEAR ENDED                      THREE MONTHS ENDED
                                                   ---------------------------------------------   ---------------------
                                                   DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    MARCH 26,   MARCH 31,
                                                       1997            1998            1999          1999        2000
                                                   -------------   -------------   -------------   ---------   ---------
                                                      (AS RESTATED--NOTE 10)                            (UNAUDITED)
OPERATING ACTIVITIES:
    Net income (loss)............................    $ 32,925        $ (49,208)      $ 67,840       $ 2,853    $   6,477
    Adjustments to reconcile net income (loss) to
      net cash provided (used) by operating
      activities:
        Recapitalization merger costs............          --               --          3,223            --       35,453
        Depreciation and amortization............       1,116            1,982          2,610           548          711
        Net gain on disposal of property, plant
          and equipment..........................      (6,843)         (13,587)       (61,077)           --          (52)
        Deferred income taxes....................      (5,556)          (5,234)        21,932        19,872          100
        Results of discontinued operations and
          (gain) loss on disposal................     (32,482)          63,701        (25,490)       (1,229)     (31,593)
        Net changes in:
            Receivables..........................      (1,045)          (4,970)         1,441            92         (889)
            Inventories..........................         175           (2,116)        (1,053)         (218)      (3,199)
            Other assets.........................      (1,466)         (20,634)         4,096         1,984        8,854
            Accruals and payables................      30,212           (9,074)       (10,014)       (3,671)      (6,817)
            Advances on contracts................         800             (576)            --            --           --
            Provision for losses on contracts....       3,150              748            538            --           --
                                                     --------        ---------       --------       -------    ---------
    Net cash provided (used) by continuing
      operating activities.......................      20,986          (38,968)         4,046        20,231        9,045
    Net cash provided (used) by discontinued
      operations.................................      23,607           (3,358)        22,349       (27,317)     (15,119)
                                                     --------        ---------       --------       -------    ---------
    Net cash provided (used) by operating
      activities.................................      44,593          (42,326)        26,395        (7,086)      (6,074)
                                                     --------        ---------       --------       -------    ---------
INVESTING ACTIVITIES:
    Purchases of property, plant and equipment...      (2,887)          (5,705)        (4,825)       (1,366)      (1,562)
    Purchase of short-term investments...........          --         (101,046)       (24,869)           --           --
    Proceeds from sale of short-term
      investments................................          --           55,943         26,867         5,155       43,080
    Proceeds from sale of discontinued
      operations.................................      77,884               --         19,878            --       59,456
    Proceeds on real property sales and assets
      retirements................................       8,475           16,331         70,747            --          132
                                                     --------        ---------       --------       -------    ---------
    Net cash provided (used) by investing
      activities.................................      83,472          (34,477)        87,798         3,789      101,106
                                                     --------        ---------       --------       -------    ---------
FINANCING ACTIVITIES:
    Proceeds from issuance of long-term debt.....          --               --             --            --       40,000
    Payments on long-term borrowings.............      (2,362)            (136)          (149)          (39)         (79)
    Proceeds from issuance of common stock.......       2,778            1,605          3,344           248       59,864
    Repurchase of common stock...................      (5,747)         (36,172)            --            --     (274,877)
    Recapitalization merger costs................          --               --         (3,223)           --      (35,453)
    Dividends paid...............................      (3,974)          (3,685)        (2,371)         (788)          --
                                                     --------        ---------       --------       -------    ---------
    Net cash provided (used) by financing
      activities.................................      (9,305)         (38,388)        (2,399)         (579)    (210,545)
                                                     --------        ---------       --------       -------    ---------
Net increase (decrease) in cash and
  equivalents....................................     118,760         (115,191)       111,794        (3,876)    (115,513)
Cash and equivalents at beginning of year........      15,702          134,462         19,271        19,271      131,065
                                                     --------        ---------       --------       -------    ---------
Cash and equivalents at end of year..............    $134,462        $  19,271       $131,065       $15,395    $  15,552
                                                     ========        =========       ========       =======    =========
Other cash flow information:
Income taxes paid (net of refunds)...............    $  3,143        $   9,478       $ (9,622)         (890)         (40)
Interest paid....................................         718              501            520           120          309
                                                     --------        ---------       --------       -------    ---------
Noncash investing and financing activities:
Reclassification of plant held for sale from
  "Property, Plant and Equipment" to "Other
  Assets", at book value which is below
  market(1)......................................          --        $   6,422             --            --           --
                                                     --------        ---------       --------       -------    ---------

------------------
(1) The company's San Jose, California plant was vacated in 1998 and held for sale. See additional information in Note 12 to the consolidated financial statements.

                See notes to consolidated financial statements.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS OF THE COMPANY

    WJ Communications, Inc. (formerly Watkins-Johnson Company, the "Company") was founded in 1957 in Palo Alto, California. The Company has been incorporated in California since its inception and is expected to reincorporate in Delaware in 2000. For more than 30 years, the Company developed and manufactured microwave devices for government electronics and space communications systems used for intelligence gathering and communication. In 1996, the Company began to develop commercial applications for its military technologies. The Company's continuing operations design, develop and manufacture innovative, high quality broadband communications products that enable voice, data and image transport over fiber optic, broadband cable and wireless communications networks around the world. The Company's products are comprised of advanced, highly functional components and integrated assemblies which address the radio frequency challenges faced by both current and next generation broadband communications networks. The Company's products are used in the network infrastructure supporting and facilitating mobile communications, broadband high speed data transmission and enhanced voice services. The Company previously operated through other segments and has treated the Government Electronics, Semiconductor Equipment and Telecommunication segments as discontinued operations. All segments treated as discontinued operations had been divested by March 31, 2000.

    Effective January 31, 2000, a recapitalization merger of the Company was completed that included the following transactions, in accordance with the terms of the recapitalization merger agreement among the Company and FP-WJ Acquisition Corp. dated October 25, 1999 (the "Agreement"):

    - The Company entered into a credit facility ("Facility") with CIBC World Markets Corp., among others. This Facility is comprised of a $15.0 million five-year revolver, a $25.0 million five-year term A loan, and a $15.0 million six-year term B loan. The Company borrowed
      $25.0 million under the term A loan and $15.0 million under the term B loan as part of the recapitalization merger.

    - The Company incurred approximately $3.6 million in financing costs in conjunction with the Facility that were capitalized and $35.5 million of transaction, retention and severance compensation that was charged to operating expenses. A breakdown of the $35.5 million is as follows (in thousands):

Legal.......................................................   $1,200
Consulting and accounting fees..............................    3,500
Bonus and retention payments................................    3,400
Severance costs.............................................    6,400
Compensation charge for payment of stock options............   16,800
Financial services..........................................    2,600
Other.......................................................    1,600
                                                              -------
                                                              $35,500
                                                              =======

    - The Watkins Trust retained an approximate 8.5% voting and economic interest in the Company as part of the recapitalization merger.

    - The Company redeemed the remainder of the outstanding common stock for a cash payment of approximately $270 million.

    - Fox Paine Capital Fund and affiliates (collectively "Fox Paine") invested $50.8 million in the Company.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include those of the Company and its subsidiaries after elimination of all intercompany balances and transactions. The Company disposed of its Government Electronics segment in October 1997, Semiconductor Equipment segment in July 1999, and Telecommunications segment in January 2000. The consolidated financial statements reflect such dispositions and results of operations of these businesses as discontinued operations. For additional information on discontinued operations, see Note 10.

INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)--The consolidated financial statements for the three months ended March 26, 1999 and March 31, 2000 and related footnote information are unaudited and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the interim unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of these interim periods. The results for the three months ended March 31, 2000 are not necessarily indicative of the operating results to be expected for the entire year.

CASH EQUIVALENTS AND INVESTMENTS--Cash equivalents consist of municipal bond funds and commercial paper acquired with remaining maturity periods of 90 days or less and are stated at cost plus accrued interest which approximates market value. Investments consist of high-grade debt securities (AA rating or better) with maturity greater than 90 days from the date of acquisition and are classified as "available-for-sale." Investments classified as available-for-sale are reported at fair market value with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax, until realized.

INVENTORIES--Inventories are stated at the lower of cost, using first-in, first-out and average-cost basis, or market. Cost of inventory items is based on purchase and production cost. Inventories at December 31, 1998 and 1999 and March 31, 2000 consisted of the following (in thousands):

                                                                    DECEMBER 31,
                                                              ------------------------   MARCH 31,
                                                                  1998          1999       2000
                                                              -------------   --------   ---------
Finished goods..............................................     $  313        $  536     $  945
Work in process.............................................        191           452        861
Raw materials and parts.....................................      3,589         4,158      6,539
                                                                 ------        ------     ------
Total inventories...........................................     $4,093        $5,146     $8,345
                                                                 ======        ======     ======

PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment are stated at cost. Provision for depreciation and amortization is primarily based on the straight-line method. Costs incurred to maintain property, plant and equipment that do not increase the useful life of the underlying asset are expensed as incurred. Leases which at inception assure the lessor full recovery of the fair market value of the property over the lease term are capitalized and amortized over the lease term in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases."

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    At December 31, 1998, 1999 and March 31, 2000, property, plant and equipment consisted of the following (in thousands):

                                                                   DECEMBER 31,
                                                             ------------------------   MARCH 31,
                                                                 1998          1999       2000
                                                             -------------   --------   ---------
Land.......................................................    $    466      $     --   $     --
Buildings and improvements.................................       3,871         3,150      3,150
Plant facilities...........................................      11,183         6,982      6,982
Machinery and equipment....................................      24,282        24,382     25,143
                                                               --------      --------   --------
                                                                 39,802        34,514     35,275
Accumulated depreciation and amortization..................     (25,355)      (20,851)   (20,828)
                                                               --------      --------   --------
Property, plant and equipment-net..........................    $ 14,447      $ 13,663   $ 14,447
                                                               ========      ========   ========

OTHER ASSETS--At December 31, 1998, 1999 and March 31, 2000, Other Assets consisted of the following (in thousands):

                                                         DECEMBER 31,
                                                      -------------------   MARCH 31,
                                                        1998       1999       2000
                                                      --------   --------   ---------
Deferred income taxes...............................  $ 3,725     $3,056     $2,903
Deferred financing costs............................       --         --      2,837
Idle facilities.....................................    6,422         --         --
Notes receivable....................................      412         30         27
Other...............................................      200        159        141
                                                      -------     ------     ------
                                                      $10,759     $3,245     $5,908
                                                      =======     ======     ======

REVENUE RECOGNITION--Revenues from product sales are recognized when all of the following conditions are met: the product has been shipped, the Company has the right to invoice the customer at a fixed price, the collection of the receivable is probable and there are no significant obligations remaining. Generally, title passes upon shipment of the Company's products. Any anticipated losses on contracts are charged to earnings when identified. The Company provides a warranty on standard products and components and products developed for specific customers or program applications. The Company estimates the cost of warranty based on its historical field return rates. To date, the Company has had no significant warranty returns.

FORWARD EXCHANGE CONTRACTS--The Company enters into forward exchange contracts to hedge sales transactions and firm commitments denominated in foreign currencies. Gains and losses on the forward contracts are recognized based on changes in exchange rates, as are offsetting foreign exchange gains and losses on the underlying transactions.

INCOME TAXES--The consolidated statements of operations include provisions for deferred income taxes using the liability method for transactions that are reported in one period for financial accounting purposes and in another period for income tax purposes.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PER SHARE INFORMATION--Basic earnings per share is computed using the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or converted into common stock, however, such adjustments are excluded when they are considered antidilutive.

FISCAL YEAR--The Company's fiscal year consists of 52 or 53 weeks ending on December 31st of each year. The years ended 1997, 1998 and 1999 included 52 weeks each. The quarters ended March 26, 1999 and March 31, 2000 included 13 weeks.

MARKET RISKS--The success of the Company is dependent on a number of factors. These factors include the ability to manage and adequately finance anticipated growth, the need to satisfy changing and increasingly complex customer requirements especially in the fiber optics and wireless markets, dependency on a small number of customers and a limited number of key personnel and competition from companies with greater resources.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION--The company continues to account for stock-based compensation granted to employees and directors under the intrinsic value method as defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Proforma disclosures for net income and earnings per share as if the fair value based method was used are included in Note 6 in accordance with SFAS 123 "Accounting for Stock-based Compensation."

RECENT ACCOUNTING PRONOUNCEMENTS--In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS 133." These Statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains and losses resulting from changes in the fair market values of those derivative instruments would be accounted for depending on the use of the instrument and whether it qualifies for hedge accounting. SFAS 133 will be effective for the Company's year ending
December 31, 2001. The Company enters into forward exchange contracts to hedge sales transactions and firm commitments denominated in foreign currencies. Management is in the process of evaluating any impact on the Company's financial condition or results of operations resulting from these Statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.
SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The Company has adopted SAB 101 and the adoption had no material effect on the accompanying financial statements.

    In March 2000, the FASB issued Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB No. 25.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Interpretation No. 44 is effective July 1, 2000. The Interpretation clarifies the application of Opinion 25 for various issues, specifically:

    - the definition of an employee;

    - the criteria for determining whether a plan qualifies as a non-compensatory plan;

    - the accounting consequence of various modifications to the terms of a previously fixed stock option or award; and

    - the accounting for an exchange of stock compensation awards in a business combination.

    We do not anticipate that the adoption of Interpretation No. 44 will have a material impact on our financial position or the results of our operations.

3. FINANCIAL INSTRUMENTS AND SHORT-TERM INVESTMENTS

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents, short-term investments, receivables, and financial instruments used in hedging transactions. The Company invests in a variety of financial instruments such as commercial paper and municipal bond funds, and, by policy, limits the amount of credit exposure with any one financial institution or commercial issuer. Concentration of credit risk with respect to trade receivables is limited due to the variety of customers and market segments into which the Company's products are sold, as well as their dispersion across geographic areas. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of receivables.

    The carrying value of cash and equivalents, short-term investments, receivables, accounts payable and short-term notes payable are a reasonable approximation of their fair market value due to the short-term maturities of those instruments. The carrying value of the Company's long-term debt approximates fair value based on the interest rates currently available to the Company for long-term debt with similar terms as the borrowings of the Company. Considerable judgment is required in interpreting market data to develop estimates of fair value, so these estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

    The fair value and the amortized cost of available-for-sale securities at December 31, 1998 and 1999, including unrealized holding gains, are presented in the table which follows. Fair values are based on quoted market prices. Available-for-sale securities are classified as current assets and have an average maturity of less than two years. Gross proceeds from the sale of marketable securities were $55.9 million, $26.9 million and $43.1 million during 1998, 1999 and for the period ending March 31, 2000, respectively. Gross gains and losses realized on such sales or maturities were not material. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

3. FINANCIAL INSTRUMENTS AND SHORT-TERM INVESTMENTS (CONTINUED)
    Financial instrument and short-term investments are summarized, as follows (in thousands):

                                                        DECEMBER 31,
                                                     -------------------   MARCH 31,
                                                       1998       1999       2000
                                                     --------   --------   ---------
Amortized cost.....................................  $45,104    $43,080     $   --
Unrealized holding gains (losses)..................      249       (333)        --
                                                     -------    -------     ------
Market value.......................................  $45,353    $42,747     $   --
                                                     =======    =======     ======

4. LONG-TERM DEBT

    On January 31, 2000, the Company entered into a credit facility ("Facility") with CIBC World Markets Corp., among others. As of March 31, 2000, obligations under the Facility are summarized as follows (in thousands):

Term A loan, interest at LIBOR plus 3.25% or prime plus
  2.25%, as periodically elected by the Company, maturing in
  December 2004 (two notes: 9.35% and 9.56% at March 31,
  2000).....................................................     $25,000
Term B loan, interest at LIBOR plus 3.75% or prime plus
  2.75%, as periodically elected by the Company, maturing in
  December 2005 (two notes: 9.74% and 10.06% at March 31,
  2000).....................................................      14,926
                                                                 -------
                                                                  39,926
Less: current portion.......................................       1,113
                                                                 -------
    Total long-term debt....................................     $38,813
                                                                 =======

    The Facility also included a $15 million five-year revolver maturing in 2004. Interest rates for any borrowings under the five-year revolver are at LIBOR plus 3.25% or prime plus 2.25%, as periodically elected by the Company. At March 31, 2000, there were no borrowings outstanding under the five-year revolver.

    The Facility is secured by substantially all of the assets of the Company. The Facility also includes certain financial covenants, as follows: maximum leverage of no more than 4.5 for the first quarter fiscal 2000 declining to 2.5 for fiscal 2003 and thereafter; minimum interest coverage ratio of 2.0 for fiscal 2000 increasing to 3.0 for fiscal 2002 and thereafter; minimum fixed charge ratio of 1.00 through fiscal 2001 increasing to 1.10 for fiscal 2004 and thereafter; minimum EBITDA of $7.5 million for second fiscal quarter 2000 increasing periodically to $18.0 million in fiscal 2003 and thereafter.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

4. LONG-TERM DEBT (CONTINUED)
    Principal maturities under the Facility as of March 31, 2000 are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $ 1,113
2001........................................................    3,650
2002........................................................    5,650
2003........................................................    6,650
2004........................................................    8,650
2005........................................................   14,213
                                                              -------
                                                              $39,926
                                                              =======

    The Company may prepay the term A and B loans at any time upon adequate notice to the lender. The Facility requires that a mandatory prepayment of an estimated $9.3 million be made in August 2000, related to final settlements of transactions which occurred prior to the recapitalization merger.

    The Company has letters of credit of $6.1 million as of March 31, 2000 with no amount having been drawn.

5. OTHER LONG-TERM OBLIGATIONS

    Long-term obligations, excluding amounts due within one year, consist of the following (in thousands):

                                                        DECEMBER 31,
                                                     -------------------   MARCH 31,
                                                       1998       1999       2000
                                                     --------   --------   ---------
Deferred compensation..............................  $   201    $    --     $    --
Environmental remediation..........................    3,254        193         193
Capital leases, net of current portion.............    5,066      4,902       4,844
Deferred income taxes..............................   10,641      8,990       8,990
                                                     -------    -------     -------
Total..............................................  $19,162    $14,085     $14,027
                                                     =======    =======     =======

    The current portion of long-term obligations is included in current liabilities. The expected maturity amounts are as follows: 2000, $5,889,500; 2001, $6,851,000; 2002, $1,396,000; 2003, $1,363,000; 2004, $247,000 thereafter,
$4,228,000.

ENVIRONMENTAL REMEDIATION--As discussed in Note 8, the Company is obligated to remediate groundwater contamination at its Palo Alto, California, facility.

LEASES--The Company's Palo Alto, California lease is treated as a capital lease for financial statement purposes. The capital lease has been extended to the year 2014 with an option to extend to 2029. The Company also has noncancellable operating leases for the Milpitas facility and equipment expiring through the year 2006.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

5. OTHER LONG-TERM OBLIGATIONS (CONTINUED)
    Payment obligations under existing capital and operating leases as of December 31, 1999 are as follows (in thousands):

                                                              CAPITAL    OPERATING
                                                               LEASES     LEASES
                                                              --------   ---------
LEASE PAYMENTS:
    2000....................................................  $   635     $  543
    2001....................................................      635        478
    2002....................................................      635        411
    2003....................................................      635        408
    2004....................................................      635        408
    Remaining years.........................................    6,187        764
                                                              -------     ------
Total.......................................................    9,362     $3,012
                                                                          ======
Less: Imputed interest......................................   (4,310)
                                                              -------
Present value of lease payments (including current portion
  of $150)..................................................  $ 5,052
                                                              =======

    The Company sub-leases a portion of its Palo Alto, California facility under a short-term operating lease expiring October 2000. Included in Other Income (Expense), net for 1998 and 1999 is approximately $1.2 million and $400,000, respectively, of income after expenses from this sub-lease agreement. Rental income under the sub-lease agreement was not significant prior to 1998.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

5. OTHER LONG-TERM OBLIGATIONS (CONTINUED)

    Rent expense included in continuing operations for property and equipment relating to operating leases is as follows (in thousands):

                                                                1997       1998       1999
                                                              --------   --------   --------
Real property...............................................    $ 26       $406       $408
Equipment...................................................     568        191        148
                                                                ----       ----       ----
Total.......................................................    $594       $597       $556
                                                                ====       ====       ====

6. STOCKHOLDERS' EQUITY

    STOCK SPLIT--During the first quarter of fiscal 2000, the Company effected a stock split of 20 shares of common stock for every one share of outstanding common stock. All share and per share amounts in these financial statements have been adjusted to give effect to this stock split.

    SUBSCRIBED SHARES (UNAUDITED)--During the first quarter of fiscal 2000, the Company sold shares to employees as part of the recapitalization merger. At March 31, 2000, the Company had not yet received approximately $5.2 million for payment of 2,512,000 shares. The subscription receivables are classified as a contra-equity account in the accompanying balance sheet as of March 31, 2000. The outstanding amounts were collected by the Company in April 2000.

    STOCK REPURCHASE PROGRAM--In 1998, the Company's Board of Directors increased the Company's common stock repurchase authorization up to 70,000,000 shares. By December 31, 1998, all 70,000,000 shares were repurchased, of which 4,084,000 and 35,916,000 were repurchased in 1997 and 1998, respectively.

    2000 STOCK OPTION PLAN--On January 31, 2000, the Company's "2000 Stock Incentive Plan" (the "Plan") was adopted and approved by the board of directors. The Plan may grant incentive awards in the form of options to purchase shares of the Company's common stock, restricted shares, common stock and stock appreciation rights to participants, which include non-employee directors, officers and employees of and consultants to the Company and its affiliates. The total number of shares of common stock reserved and available for grant under the stock incentive plan is 11,000,000 shares. Stock options may include incentive stock options, nonqualified stock options or both, in each case, with or without stock appreciation rights. During the first quarter of 2000, there were only grants of stock options as follows:

                                                                 WEIGHTED AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                     ---------   ----------------
2000 (UNAUDITED)
Granted............................................  9,706,196        $2.06
Exercised..........................................         --           --
Terminated.........................................         --           --
At March 31:
    Outstanding....................................  9,706,196        $2.06
    Exercisable....................................  1,479,052        $2.06
    Reserved for future grants.....................  1,293,804

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY (CONTINUED)
The following table summarizes information concerning currently outstanding and exercisable options at March 31, 2000 (unaudited):

                                            OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                           -----------------------------------------------------   ------------------------------
                                           WEIGHTED AVERAGE
                             NUMBER       YEARS OF REMAINING    WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES   OUTSTANDING     CONTRACTUAL LIFE      EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
------------------------   -----------   --------------------   ----------------   -----------   ----------------
$2.06....................   9,706,196              9.9               $2.06          1,479,052         $2.06

ACTIVITY RELATED TO ALL STOCK OPTION PLANS PRIOR TO THE RECAPITALIZATION MERGER

    WATKINS-JOHNSON STOCK OPTION PLANS--The Watkins-Johnson Stock Option Plans (the "Plans") provided for grants of nonqualifying and incentive stock options to certain key employees and officers. Options were granted at the market price on the date of grant and expire at the tenth anniversary date. One-third of the options granted are exercisable on each of the second, third and fourth anniversary dates following the grant. This plan was terminated at the time of the recapitalization merger on January 31, 2000.

    The Nonemployee Directors Stock Option Plan provides for a fixed schedule of options to be granted through the year 2005. Nonemployee directors of the Company are automatically granted 60,000 shares of common stock each year that they remain a director of the Company. The options are granted at the market price on the date of grant and expire on the tenth anniversary date. The options granted become exercisable six months after the date of grant. As included in the tables below, options for 420,000 shares were granted at $1.34 in 1997, options for 420,000 shares were granted at $1.33 in 1998 and options for 420,000 shares were granted at $1.24 in 1999. This plan was terminated at the time of the recapitalization merger on January 31, 2000.

    Stock option transactions included in the Consolidated Statements of Stockholders' Equity are shown net of retirement of outstanding shares used in payment for options exercised and include tax benefits related to sales under stock option plans of $719,000, $217,000 and $653,000 for 1997, 1998 and 1999,
respectively.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY (CONTINUED)
    Activity related to all stock option plans prior to the recapitalization merger is as follows:

                                                                 WEIGHTED AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                    ----------   ----------------
1997
Granted...........................................   4,840,000        $1.32
Exercised.........................................   2,719,760        $0.76
Terminated........................................   3,826,180        $1.74
At December 31:
    Outstanding...................................  28,878,800        $1.37
    Exercisable...................................  13,879,320        $1.19

1998
Granted...........................................   4,840,000        $1.29
Exercised.........................................   1,649,020        $0.84
Terminated........................................   3,028,540        $1.48
At December 31:
    Outstanding...................................  29,041,240        $1.37
    Exercisable...................................  17,175,300        $1.33

1999
Granted...........................................   3,430,000        $1.19
Exercised.........................................   2,711,240        $0.99
Terminated........................................   5,606,760        $1.69
At December 31:
    Outstanding...................................  24,153,240        $1.31
    Exercisable...................................  16,129,760        $1.35

2000
Exercised.........................................      91,660        $1.68
Terminated........................................  24,061,580        $1.31
At March 31:
    Outstanding...................................          --        $  --

    As part of the recapitalization merger, as discussed in Note 1, vesting of all outstanding options was accelerated and the fully vested options were surrendered in exchange for the right to receive $2.05625 per share in cash, therefore all of the Watkins-Johnson stock option plans discussed above were terminated.

    As discussed in Note 2, the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans, and amortized to expense over the vesting period of the awards consistent with the methodology prescribed under SFAS 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income (loss) for 1997, 1998 and 1999 would have been $31.7 million, $(50.4) million and $67.4 million, respectively, or $0.19, $(0.33) and $0.53 per basic and diluted share, respectively.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY (CONTINUED)
In accordance with SFAS 123, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the 1997 and 1998 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options. The weighted average fair value of options calculated on the date of grant using the Black-Scholes option-pricing model along with the weighted average assumptions used are as follows:

                                                           1997       1998       1999
                                                         --------   --------   --------
Fair value.............................................   $ 0.40     $ 0.39     $ 0.38
Dividend yield.........................................      1.2%       2.1%       1.5%
Volatility.............................................     38.1%      41.7%      42.9%
Risk free interest rate at the time of grant...........      6.1%       5.4%       4.8%
Expected term to exercise (in months from the vest
  date)................................................      4.5        4.9        6.6

    The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair values of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility, and expected time until exercise, which greatly affect the calculated values.

7. INCOME TAXES

    The provision for income taxes includes deferred taxes reflecting the net tax effects of temporary differences that are reported in one period for financial accounting purposes and in another period for income tax purposes. Deferred tax assets are recognized when management believes realization of future tax benefits of temporary differences is more likely than not. In estimating future tax consequences, generally all expected future events are considered other than enactments of changes in the tax law or rates. The components of income from continuing operations before federal and state taxes was $683,000, $21,471,000 and $68,733,000 in 1997, 1998 and 1999, respectively.
Foreign income from continuing operations was insignificant.

    The provision for federal and state tax expense (benefit) on income from continuing operations consists of the amounts below. Foreign tax expense was insignificant for 1997, 1998 and 1999.

                                                          1997       1998       1999
                                                        --------   --------   --------
                                                                (IN THOUSANDS)
Current:
    U.S...............................................   $4,056    $10,205    $ 3,991
    State.............................................    3,342      1,910        828
                                                         ------    -------    -------
Total current.........................................    7,398     12,115      4,819
Deferred:
    U.S...............................................   (3,831)    (3,381)    19,863
    State.............................................   (3,327)    (1,756)     1,701
                                                         ------    -------    -------
Total.................................................   $  240    $ 6,978    $26,383
                                                         ======    =======    =======

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

7. INCOME TAXES (CONTINUED)
    The differences between the effective income tax rate and the statutory federal income tax rate are as follows:

                                                             1997       1998       1999
                                                           --------   --------   --------
Statutory federal tax rate...............................    35.0%      35.0%      35.0%
Export sales benefit.....................................    (1.7)      (0.8)      (0.7)
Research credit..........................................    (2.6)      (0.7)      (0.7)
State taxes net of federal tax...........................     2.1        0.7        3.6
Other....................................................     2.3       (1.7)       1.2
                                                            -----      -----      -----
Effective tax rate.......................................    35.1%      32.5%      38.4%
                                                            =====      =====      =====

    Deferred tax assets are comprised of the following at December 31 (in thousands):

                                                                1998       1999
                                                              --------   --------
Deferred compensation.......................................  $ 1,902     $   80
Loss accruals...............................................    2,313      2,279
Environmental remediation...................................    1,595        214
Vacation accrual............................................      344        355
Depreciation and amortization...............................    1,228      2,011
Net operating loss carryforwards, credits and tax attributes
  carried over from discontinued operations.................   19,359         --
Other.......................................................      636        758
                                                              -------     ------
Gross deferred tax asset....................................  $27,377     $5,697
                                                              =======     ======

8. ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENCIES

    In 1991, the Company recorded a $5.2 million charge for estimated remediation actions and cleanup costs. The Company continues to be in compliance with the remedial action plans being monitored by various regulatory agencies at its Palo Alto site and no additional provision has been recorded since 1991. Expenditures charged against the provision totaled $26,000, $176,000 and $2,628,000 for the years 1997, 1998 and 1999, respectively. Included in the 1999 expenditures was a payment of $2.4 million for required remedial services to be performed and a related insurance policy to assure compliance for the duration of the remedial action plans. In addition, the Company had $532,500 accrued as of December 31, 1999 primarily related to vacating the Palo Alto site. The Company believes any remaining unaccrued or uninsured environmental liabilities associated with the Palo Alto site should not have a material effect on the Company's results of operations or financial position.

    Four purported shareholder class action lawsuits have been filed against the Company and its directors. These lawsuits allege essentially the same grounds for relief, namely that the individual defendants breached their fiduciary duty to the Company's shareowners in connection with the recapitalization merger, which was completed on January 31, 2000 as discussed more fully in Note 1. On January 14, 2000, all parties to the class action executed a memorandum of understanding to settle the lawsuits subject to final negotiations, execution of an acceptable settlement agreement and approval of the court. An estimated settlement payment and related legal fees, of approximately $500,000 has been accrued

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

8. ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENCIES (CONTINUED) and included in the December 31, 1999 results of operations and financial position. The Company does not expect any additional material adverse impact due to the class action lawsuits.

    In addition to the above matters, the Company is involved in various legal actions which arose in the ordinary course of its business activities. Management believes the final resolution of these matters should not have a material impact on its results of operations, cash flows, or financial position.

9. EMPLOYEE BENEFIT PLANS

    The Company has an Employees' Investment 401(k) Plan that covers substantially all employees and provides that the Company match employees' salary deferrals up to 3% of eligible employee compensation. The amount charged to continuing operations was $324,000, $417,000 and $480,000 in 1997, 1998 and
1999, respectively.

    EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")--Prior to the recapitalization merger, the Company had an ESOP to encourage employee participation and long-term ownership of company stock. This plan was terminated at the time of the recapitalization merger on January 31, 2000. The Company's Board of Directors determines each year's discretionary contribution depending on the performance and financial condition of the Company and was allocated as a percentage of eligible employee base compensation. All U.S. employees were eligible to participate in the ESOP and vesting was immediate. The Board approved a contribution equal to 1% of eligible employee compensation for 1997, 1998 and 1999, which resulted in charges to continuing operations of $119,000, $67,000 and $159,000, respectively. The ESOP held 3,632,480 and 3,487,400 shares of common stock at December 31, 1998 and 1999, respectively, and there were no unallocated or unearned shares held by the ESOP. Dividends paid with respect to common stock held by the ESOP were used to purchase additional shares and were not material for all years presented.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

10. BUSINESS SEGMENT REPORTING AND DISCONTINUED OPERATIONS

    In 1997, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." As discussed below, three divested segments are being reported as discontinued operations. The Government Electronics segment was divested in October 1997, the Semiconductor Equipment segment was divested in July 1999 and the Telecommunications segment was divested in January 2000. As an integrated telecommunications products provider, the Company currently has one reportable segment. The Company designs, manufactures and services radio frequency communications products used in network infrastructure. The Company's products enable voice, video and data transport over fiber optic, broadband cable and wireless systems that provide the backbone for cellular and Internet communications. While the Company's chief decision-maker monitors the sales of various products, operations are managed and financial performance evaluated based upon the sales and production of multiple products employing common manufacturing and research and development resources; sales and administrative support; and facilities. This allows the Company to leverage its costs in an effort to maximize return. Management believes that any allocation of such shared expenses to various products would be impractical and arbitrary, and currently does not make such allocations internally. The chief decision-maker does, however, monitor sales by products at a more detailed level than those depicted in the Company's historical general purpose financial statements as follows (in thousands):

                                            YEAR ENDED                      THREE MONTHS ENDED
                           ---------------------------------------------   ---------------------
                           DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    MARCH 26,   MARCH 31,
                               1997            1998            1999          1999        2000
                           -------------   -------------   -------------   ---------   ---------
Semiconductor............     $ 3,651         $ 9,763         $15,625       $ 2,862     $ 4,877
Fiber optic..............         676           7,251          15,228         2,821       6,370
Wireless.................      26,847          46,554          51,551        17,845       5,804
                              -------         -------         -------       -------     -------
Total....................     $31,174         $63,568         $82,404       $23,528     $17,051
                              =======         =======         =======       =======     =======

    Sales to individual customers representing greater than 10% of Company consolidated sales during at least one of the past three years are as follows (in thousands):

                                            YEAR ENDED                      THREE MONTHS ENDED
                           ---------------------------------------------   ---------------------
                           DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    MARCH 26,   MARCH 31,
                               1997            1998            1999          1999        2000
                           -------------   -------------   -------------   ---------   ---------
Company A................     $20,224         $33,169         $36,107       $16,134     $ 2,449
Company B................       1,209           7,848          17,876         3,097       7,666
Company C................       5,005          10,015           8,823         1,348         844

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

10. BUSINESS SEGMENT REPORTING AND DISCONTINUED OPERATIONS (CONTINUED) Sales to unaffiliated customers by geographic area are as follows (in thousands):

                                            YEAR ENDED                      THREE MONTHS ENDED
                           ---------------------------------------------   ---------------------
                           DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    MARCH 26,   MARCH 31,
                               1997            1998            1999          1999        2000
                           -------------   -------------   -------------   ---------   ---------
United States............     $28,362         $53,484         $58,110       $19,739     $ 7,795
Export Sales from United
  States:
    Canada...............       1,228           8,010          18,079         3,112       7,304
    Europe...............         175           1,755           3,791           434       1,326
    Korea................       1,387             237           1,194           176         319
    Other................          22              82           1,230            67         307
                              -------         -------         -------       -------     -------
Total....................     $31,174         $63,568         $82,404       $23,528     $17,051
                              =======         =======         =======       =======     =======

    Foreign operations' sales and identifiable assets are less than ten percent of consolidated totals.

    The Company's continuing operations' operating profit (loss) and year-end long-lived assets by geographic area are substantially all located in the United States.

    The operations of the Government Electronics segment included the development, manufacture and sale of advanced microwave devices and tactical electronic systems and devices for guided-missile programs and other government applications. The operations of the Semiconductor Equipment segment involved the development, manufacture, sale and service of chemical-vapor-deposition equipment used in the manufacture of semiconductor products. The operations of the Telecommunications segment involve the design, manufacture and service of equipment and related processes with applications in government intelligence, signal surveillance and military communications. The accompanying financial statements for 1997 and 1998 have been restated to reflect the Telecommunications segment as a discontinued operation as a result of the sale of this segment in January 2000 as discussed below.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

10. BUSINESS SEGMENT REPORTING AND DISCONTINUED OPERATIONS (CONTINUED) Summarized below are the net assets of the discontinued segments. All net assets are shown as current due to the sale of the segments, except for the net long-term assets of the Telecommunications segment in 1998 since this sale occurred in the year 2000 (in thousands).

                                                     DECEMBER 31,    DECEMBER 31,    MARCH 31,
                                                         1998            1999          2000
                                                     -------------   -------------   ---------
Accounts receivable................................    $ 19,139        $  7,933       $ 2,789
Inventory..........................................      19,277           6,057            --
Other assets.......................................      13,237          10,251         7,324
Current liabilities................................     (38,689)         (9,180)       (2,619)
Fixed assets, net..................................      39,048           8,135            --
Long-term obligations..............................     (24,090)         (2,959)           --
                                                       --------        --------       -------
Net assets of discontinued operations, current.....    $ 27,922        $ 20,237       $ 7,494
                                                       ========        ========       =======

Fixed assets, net..................................    $  9,144
Long-term obligations..............................         (91)
                                                       --------
Net assets of discontinued operations,
  noncurrent.......................................    $  9,053
                                                       ========

    Summarized below are operating results of the discontinued segments (in thousands).

                                            YEAR ENDED                      THREE MONTHS ENDED
                           ---------------------------------------------   ---------------------
                           DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    MARCH 26,   MARCH 31,
                               1997            1998            1999          1999        2000
                           -------------   -------------   -------------   ---------   ---------
Net sales................    $335,843        $148,651        $120,556       $41,653     $ 1,873

Gross profit.............     110,913          26,985          44,136        15,450         861
Income (loss) before
  income taxes...........       3,855         (94,479)          8,694         1,556         303
Income taxes (benefit)...       1,050         (30,778)           (967)          327          91
Gain on disposition--net
  of taxes (benefit) of
  $20,219, $0, $1,458, $0
  and $13,448 for the
  periods ending
  December 31, 1997, 1998
  and 1999, March 26,
  1999 and March 31,
  2000...................      29,677              --          15,829            --      31,379
                             --------        --------        --------       -------     -------
Net income (loss) from
  discontinued
  operations.............    $ 32,482        $(63,701)       $ 25,490       $ 1,229     $31,591
                             ========        ========        ========       =======     =======

    In 1998, the Semiconductor Equipment segment discontinued its high-density-plasma chemical-vapor-deposition product line and restructured its operations to focus on its core atmospheric-pressure chemical-vapor-deposition products. Inventory, demonstration equipment, and specialized fixed assets which had no market value and no known alternative use were written down in the restructuring. In addition, employment was reduced from 590 to 430. Terminated employees were mostly related to the discontinued

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

10. BUSINESS SEGMENT REPORTING AND DISCONTINUED OPERATIONS (CONTINUED) product line. Of the total employees terminated, 120 were from domestic operations, while 40 were from foreign operations. Employees were notified of the reduction-in-force in the third quarter of 1998. The segment incurred charges of $21.1 million, $13.7 million and $3.5 million related to fixed assets, inventory, severance and other exit costs, respectively, for a total of $38.3 million. All restructuring charges were incurred or paid out by December 31, 1999.

    Included in the 1998 asset write-down of $21.1 million was a $6.0 million charge related to the facility in Japan. The asset was written down to fair market value in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Fair market value was determined based on the intended use of the facility.

    In 1998, the Telecommunications segment discontinued its Base2-TM-base-station product line after reassessing key customer needs and market conditions. The reassessment concluded that the segment had exhausted all potential sales avenues for the product, and determined that there was no market value and alternative use for the specialized fixed assets and equipment. In addition, employment was reduced from 320 to 290. Terminated employees were mostly related to the Base2 product line. Employees were notified of the reduction-in-force in the third quarter of 1998. Inventory, demonstration equipment, and specialized fixed assets associated with the discontinued product were written down in the third quarter and subsequently disposed of in the fourth quarter of 1998. The segment incurred charges of $2.3 million, $3.4 million and $0.4 million related to fixed assets, inventory, severance and other exit costs, respectively, for a total of $6.1 million. All restructuring charges were incurred or paid out by December 31, 1999.

    On January 14, 2000, the Company completed the sale of substantially all of the Telecommunications segment's assets to a unit of Marconi North
America, Inc., a subsidiary of the General Electric Company p.l.c. of the United Kingdom. Net proceeds from the sale of about $57.0 million and an estimated pre-tax gain of more than $40.0 million are included in the Company's financial results in the first quarter of 2000.

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

11. EARNINGS PER SHARE

    Basic and diluted earnings per share were computed as follows (in thousands, except per share amounts):

                                                                                 THREE MONTHS
                                                YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                             ------------------------------   -------------------
                                               1997       1998       1999       1999       2000
                                             --------   --------   --------   --------   --------
Basic per share amounts:
Net income from continuing operations......  $    443   $ 14,493   $ 42,350   $  1,624   $(25,114)
                                             --------   --------   --------   --------   --------
Average shares outstanding.................   165,160    154,740    128,389    131,157     66,400
                                             --------   --------   --------   --------   --------
Basic net income per share.................  $   0.00   $   0.09   $   0.33   $   0.01   $  (0.38)
                                             ========   ========   ========   ========   ========

Diluted per share amounts:
Net income from continuing operations......  $    443   $ 14,493   $ 42,350   $  1,624   $(25,114)
                                             --------   --------   --------   --------   --------
Average shares outstanding.................   165,160    154,740    128,389    131,157     66,400
Effect of dilutive stock options...........     5,020      2,400      3,838      1,748         --
                                             --------   --------   --------   --------   --------
Dilutive shares outstanding................   170,180    157,140    132,227    132,905     66,400
                                             --------   --------   --------   --------   --------

Diluted net income per share...............  $   0.00   $   0.09   $   0.32   $   0.01   $  (0.38)
                                             ========   ========   ========   ========   ========

    Weighted average options outstanding to purchase 11,280,000, 17,740,000 and 7,860,000 shares of common stock were not included in the computation of diluted per share amounts in 1997, 1998 and 1999, respectively, because the weighted average exercise prices were greater than the average market prices of the common shares. Weighted average exercise prices of $1.98 in 1997, $1.68 in 1998 and $1.99 in 1999 exceeded the average market prices of $1.49, $1.16 and $1.49, respectively.

12. REAL ESTATE TRANSACTIONS AND DEPOSITS

    In 1997, the Company exchanged a portion of its subleasehold interest at its Palo Alto, California facility for consideration consisting of cash and the sublessor's leasehold rights in the remaining parcels under the lease. The exchange resulted in a pre-tax gain of $7.6 million.

    In 1998, the Company sold approximately 15 acres of undeveloped land adjacent to its San Jose, California, facility for net proceeds of $16.0 million and a pre-tax gain of $15.0 million. The remainder of the San Jose property was sold in 1999 as described below.

    In 1999, the Company completed the sale of its remaining San Jose, California facility including a 190,000 square foot building resulting in net proceeds of $16.9 million and a pre-tax gain of $9.7 million. This property was vacated in 1998 and its carrying value of $6.4 million (which management believed to be less than market value) was classified in "Other Assets" (long-term) as of December 31, 1998.

    Also in 1999, the Company completed the sale of one of its long-term lease interests involving approximately 16 acres in Palo Alto, California to Stanford University resulting in net proceeds of about $54.0 million and a pre-tax gain of $51.8 million. The escrow for this property included a $5.0 million security deposit which was released on January 14, 2000 after a letter of guarantee was posted by CIBC World Markets on behalf of the Company. On December 27, 1999, the Company paid CIBC World

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES

12. REAL ESTATE TRANSACTIONS AND DEPOSITS (CONTINUED)
Markets $6.1 million in advance of receiving the funds from escrow, which was also refunded on January 31, 2000. The $11.1 million aggregate was recorded as a deposit as of December 31, 1999. As part of the agreement, the Company may continue to occupy the property until October 2000 in order to allow operational transition.

13. RELATED PARTY TRANSACTIONS

    On January 31, 2000, as part of the recapitalization merger, the Company entered into a management agreement with Fox Paine. Fox Paine is the majority stockholder in the Company. Under that agreement, the Company paid Fox Paine an aggregate of $3.5 million for assistance in obtaining debt financing and advisory services. In addition, the Company agreed to pay Fox Paine a management fee of $110,000 for the year ended December 31, 2000 and, for each subsequent year, a fee in the amount of 1% of net income before interest expense, interest income, income taxes, depreciation and amortization and equity in earnings (losses) of minority investments, calculated without regard to the fee. In connection with this agreement, the Company has agreed to indemnify Fox Paine against various liabilities that may arise as a result of the management services it will perform. The Company has also agreed to reimburse Fox Paine for its expenses incurred in providing these services.

14. SUBSEQUENT EVENTS (UNAUDITED)

REINCORPORATION

    On June 2, 2000, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. This reincorporation will occur upon the effectiveness of the proposed initial public offering. In connection with the reincorporation, the Company will be authorized to issue 100,000,000 shares of common stock, $0.01 par value and 10,000,000 shares of undesignated preferred stock, $0.01 par value.

                              REPORT OF MANAGEMENT

    The consolidated financial statements of WJ Communications, Inc and subsidiaries were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles and, as such, include amounts that are based on the best judgments of management.

    The system of internal controls of the Company is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are reported properly. The most important safeguard for stockholders is the Company's emphasis in the selection, training and development of professional accounting managers to implement and oversee the proper application of its internal controls and the reporting of management's stewardship of corporate assets and maintenance of accounts in conformity with generally accepted accounting principles.

    Arthur Andersen LLP, as independent public accountants, are retained to provide an audit of the consolidated financial statements. They obtain and maintain an understanding of the Company's accounting and financial controls, and conduct such tests and related procedures, as they deem necessary to arrive at an opinion on the fairness of the financial statements.

    The Audit Committee of the Board of Directors, composed solely of Directors from outside the Company, meets periodically, separately and jointly, with the independent auditors and representatives of management to review the work of each. The functions of the Audit Committee include recommending the engagement of the independent auditors, reviewing the scope and results of the audit and reviewing management's evaluation of the system of internal controls.

Malcolm Caraballo                              Rainer Growitz
President and Chief Executive Officer          Vice President, Finance

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     SHARES

                             [WJ COMMUNICATIONS LOGO]

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS

                                 -------------

                                   CHASE H&Q

                               CIBC WORLD MARKETS

                           THOMAS WEISEL PARTNERS LLC

                                  ------------

                                          , 2000

                               ------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

    NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

    UNTIL            , 2000, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR SHARES
OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by the Registrant:

                                                               AMOUNT
                                                              --------
SEC registration fee........................................  $26,400
NASD filing fee.............................................   10,500
Nasdaq National Market listing fee..........................     *
Printing and engraving expenses.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue sky fees and expenses (including legal fees)...........    7,500
Transfer agent and registrar fees and expenses..............     *
Miscellaneous...............................................     *
                                                              -------
Total.......................................................  $  *
                                                              =======

--------------

*   To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against expenses, including attorneys' fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person's conduct was unlawful), except that if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The Registrant's Certificate of Incorporation provides that the Registrant will indemnify its officers and directors to the fullest extent permitted by Delaware law.

    As permitted by Section 102 of the DGCL, the Registrant's Certificate of Incorporation provides that no director shall be liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director other than (i) for breaches of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

    The Underwriting Agreement is expected to provide that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

    The Registrant maintains directors' and officers' liability insurance for the benefit of its directors and certain of its officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    The following is a summary of the transactions by the Registrant during the past three years involving sales of the Registrant's securities that were not registered under the Securities Act:

    (1) Pursuant to a Recapitalization Agreement, dated October 25, 1999, by and among the Watkins Trust Dated September 19, 1988 (the "Watkins Trust"), the Registrant and Fox Paine Capital Fund, L.P., the Registrant issued 219,020 shares of the Registrant's Series A Convertible Participating Preferred Stock in exchange for 219,020 shares of the Registrant's common stock held by the Watkins Trust.

    (2) On January 31, 2000, in connection with and upon the merger of the Registrant with FP-WJ Acquisition Corp. ("FP-WJ") pursuant to the Agreement and Plan of Merger dated October 25, 1999, by and between the Registrant and FP-WJ, each of the 25,531,913 issued and outstanding shares of common stock of FP-WJ became a share of the Registrant's common stock and each of the 219,020 issued and outstanding shares of the Registrant's Series A Convertible Participating Preferred Stock became a share of the Registrant's common stock.

    (3) Pursuant to the WJ Communications, Inc. 2000 Stock Incentive Plan adopted January 31, 2000, the Registrant has granted 50,000 options to Charles
E. Robinson, a director of the Registrant, and 9,793,396 options to officers and other employees of the Registrant, each such option entitling the holder thereof, once such option vests, to purchase one share of common stock for $2.05625 (subject to adjustment). 14,911 of these options have been exercised by employees of the Registrant.

    (4) Pursuant to a Management Subscription Agreement, dated January 31, 2000, by and between the Registrant and Malcolm J. Caraballo, Thomas R. Kritzer and Ralph E. Hoover, Jr., (a) Mr. Caraballo purchased 738,864 shares of common stock for $1,519,289.40 in cash, (b) Mr. Kritzer purchased 252,419 shares of common stock for $519,036.58 in cash, and (c) Mr. Hoover purchased 48,632 shares of common stock for $100,000.04 in cash.

    (5) Pursuant to subscription agreements, dated as of April 7, 2000, between the Registrant and certain employees of the Registrant, said employees purchased an aggregate of 3,389,351 shares of common stock for $6,969,358 in cash.

    (6) Pursuant to a Subscription Agreement, dated as of February 1, 2000, by and between the Registrant and Darryl Quan, Mr. Quan purchased 325,557 shares of Common Stock for $669,426.58 in cash.

    (7) Pursuant to a Subscription Agreement, dated as of February 1, 2000, by and between the Registrant and Michael Cordano, Mr. Cordano purchased 25,000 shares of Common Stock for $51,406.25 in cash.

    The sales described in this Item 15 were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. The foregoing transactions did not involve a distribution or public offering. Except as set forth above, no underwriters were engaged in connection with the foregoing issuances of securities, and no commissions or discounts were paid.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A)    EXHIBITS

       EXHIBIT
       NUMBER           TITLE
---------------------   -----
         1.1            Form of Underwriting Agreement*

         2.1            Agreement and Plan of Merger, dated October 25, 1999, by and between FP-WJ Acquisition Corp. and the Registrant**

         3.1            Certificate of Incorporation of the Registrant*

         3.2            By-Laws of the Registrant*

         4.1            Specimen of Common Stock Certificate*

         4.2 Shareholders' Agreement, dated as of January 31, 2000, by and among the Registrant, the parties listed on the signature pages thereto and certain stockholders of the Registrant*

         5.1 Opinion of Wachtell, Lipton, Rosen & Katz (including consent)*

        10.1            Credit Agreement, dated as of January 31, 2000, by and among the Registrant and Canadian Imperial Bank of Commerce, BT
                        Commercial Corporation, IBM Credit Corporation, CIBC World
                        Markets Corp. and certain other lenders listed on the
                        signature pages thereto*

        10.2            First Amendment, dated as of March 21, 2000, to the Credit
                        Agreement listed as Exhibit 10.1*

        10.3 Employment Agreement, dated as of January 31, 2000, by and between the Registrant and Malcolm J. Caraballo*

        10.4 Employment Agreement, dated as of January 31, 2000, by and between the Registrant and Thomas R. Kritzer*

        10.5 Employment Agreement, dated as of January 31, 2000, by and between the Registrant and Ralph E. Hoover, Jr.*

        10.6 Employment Agreement, dated as of January 31, 2000, by and between the Registrant and Rainer N. Growitz*

        10.7            WJ Communications, Inc. 2000 Stock Incentive Plan*

        10.8            Lease (Phase I) dated March 24, 2000, by and between the
                        Registrant and 401 River Oaks, LLC*

        10.9            Lease (Phase II) dated March 24, 2000, by and between the
                        Registrant and 401 River Oaks, LLC*

        10.10           Lease and Agreement between the Registrant and Morrco
                        Properties Company dated October 31, 1975***

        10.11           Assignment of Lease Agreement, dated as of December 30,
                        1997, by and between the Registrant and Taylor Woodrow
                        Property Company, Inc.****

        10.12           Agreement for Option to Amend Sublease, Amendment of
                        Sublease and Joint Escrow Instructions, dated as of March 6, 2000, by and between the Registrant and 3333
                        Hillview Associates, LLC*

        10.13           First Amendment, dated as of March 15, 2000 to the Agreement for Option to Amend Sublease, Amendment of Sublease and
                        Joint Escrow Instructions listed as Exhibit 10.13*

        10.14           Second Amendment, dated as of March 22, 2000 to the
                        Agreement for Option to Amend Sublease, Amendment of
                        Sublease and Joint Escrow Instructions listed as Exhibit
                        10.13*

       EXHIBIT
       NUMBER           TITLE
---------------------   -----
        10.15           Third Amendment, dated as of March 29, 2000 to the Agreement for Option to Amend Sublease, Amendment of Sublease and
                        Joint Escrow Instructions listed as Exhibit 10.13*

        16              Letter re Change in Certifying Accountant from Deloitte &
                        Touche LLP

        23.1            Consent of Arthur Andersen LLP, Independent Public
                        Accountants

        23.2            Consent of Deloitte & Touche LLP, Independent Auditors

        23.3            Consent of Wachtell, Lipton, Rosen & Katz (included in
                        Exhibit No. 5.1)*

        24.1            Power of Attorney (included on page II-6)

        27.1            Financial Data Schedule

--------------

   * To be provided by amendment.

  ** Filed as an exhibit to the Registrant's Form 8-K filed on October 28, 1999,
     Commission File No. 1-5631.

 *** Filed as an exhibit to the Registrant's Form 10-K for the year ended 1976, Commission File No. 1-5631.

**** Filed as an exhibit to the Registrant's Form 10-K for the year ended
     December 31, 1997, Commission File No. 1-5631.

    (B)    FINANCIAL STATEMENT SCHEDULES

SCHEDULE                                                        PAGE
--------                                                      --------
II -- Valuation and Qualifying Accounts.....................    S-3

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of

1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 2nd day of June 2000.

                                          WJ COMMUNICATIONS, INC.
                                          /s/ MALCOLM J. CARABALLO
                                          --------------------------------------

                                          Malcolm J. Caraballo
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, each of the undersigned hereby constitutes and appoints Malcolm J. Caraballo his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURE                                     TITLE                         DATE
                ---------                                     -----                         ----
         /s/ MALCOLM J. CARABALLO
    ---------------------------------       President and Chief Executive Officer       June 2, 2000
           Malcolm J. Caraballo               (principal executive officer), Director

          /s/ RAINER N. GROWITZ
    ---------------------------------       Vice President, Finance and Secretary       June 2, 2000
            Rainer N. Growitz                 (principal financial officer)

           /s/ DAVID R. PULVINO
    ---------------------------------       Controller                                  June 2, 2000
             David R. Pulvino

         /s/ W. DEXTER PAINE, III
    ---------------------------------       Chairman of the Board                       June 2, 2000
           W. Dexter Paine, III

             /s/ SAUL A. FOX
    ---------------------------------       Director                                    June 2, 2000
               Saul A. Fox

                SIGNATURE                                     TITLE                         DATE
                ---------                                     -----                         ----
           /s/ JASON B. HURWITZ
    ---------------------------------       Director                                    June 2, 2000
             Jason B. Hurwitz

            /s/ WRAY T. THORN
    ---------------------------------       Director                                    June 2, 2000
              Wray T. Thorn

         /s/ CHARLES E. ROBINSON
    ---------------------------------       Director                                    June 2, 2000
           Charles E. Robinson

           /s/ JAMES R. KRONER
    ---------------------------------       Director                                    June 2, 2000
             James R. Kroner

          /s/ J. THOMAS BENTLEY
    ---------------------------------       Director                                    June 2, 2000
            J. Thomas Bentley

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To WJ Communications, Inc.

    We have audited, in accordance with generally accepted auditing standards, the financial statements of WJ Communications, Inc. as of December 31, 1999 and for the year then ended included in this Registration Statement and have issued our report thereon dated May 24, 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth herein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

San Jose, California
May 24, 2000

             INDEPENDENT AUDITORS' REPORT OF DELOITTE & TOUCHE LLP

The Board of Directors and Stockholders
WJ Communications, Inc.:

    We have audited the consolidated financial statements of WJ Communications, Inc. and subsidiaries (the "Company") as of December 31, 1998 and for each of the two years in the period then ended, and have issued our report thereon dated January 31, 2000 (included elsewhere in this registration statement). Our audits also included the consolidated financial statement schedule for December 31, 1997 and 1998 listed in Item 16(B)(II) of this Registration Statement. The consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
San Jose, California
January 31, 2000

                    WJ COMMUNICATIONS, INC. AND SUBSIDIARIES
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                                                   BALANCE AT    CHARGED TO
                                                  BEGINNING OF   COSTS AND                  BALANCE AT
                  DESCRIPTION                        PERIOD       EXPENSES    DEDUCTIONS   END OF PERIOD
                  -----------                     ------------   ----------   ----------   -------------
Year Ended December 31, 1997
  Allowance for doubtful accounts...............      $500       $     --     $     --         $500
Year Ended December 31, 1998
  Allowance for doubtful accounts...............      $500       $     --     $     --         $500
Year Ended December 31, 1999
  Allowance for doubtful accounts...............      $500       $      8     $      4         $504

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------   ------------------------------------------------------------
         1.1            Form of Underwriting Agreement*

         2.1            Agreement and Plan of Merger, dated October 25, 1999, by and between FP-WJ Acquisition Corp. and the Registrant**

         3.1            Certificate of Incorporation of the Registrant*

         3.2            By-Laws of the Registrant*

         4.1            Specimen of Common Stock Certificate*

         4.2 Shareholders' Agreement, dated as of January 31, 2000, by and among the Registrant, the parties listed on the signature pages thereto and certain stockholders of the Registrant*

         5.1 Opinion of Wachtell, Lipton, Rosen & Katz (including consent)*

        10.1            Credit Agreement, dated as of January 31, 2000, by and among the Registrant and Canadian Imperial Bank of Commerce, BT
                        Commercial Corporation, IBM Credit Corporation, CIBC World
                        Markets Corp. and certain other lenders listed on the
                        signature pages thereto*

        10.2            First Amendment, dated as of March 21, 2000, to the Credit
                        Agreement listed as Exhibit 10.1*

        10.3 Employment Agreement, dated as of January 31, 2000, by and between the Registrant and Malcolm J. Caraballo*

        10.4 Employment Agreement, dated as of January 31, 2000, by and between the Registrant and Thomas R. Kritzer*

        10.5 Employment Agreement, dated as of January 31, 2000, by and between the Registrant and Ralph E. Hoover, Jr.*

        10.6 Employment Agreement, dated as of January 31, 2000, by and between the Registrant and Rainer N. Growitz*

        10.7            WJ Communications, Inc. 2000 Stock Incentive Plan*

        10.8            Lease (Phase I) dated March 24, 2000, by and between the
                        Registrant and 401 River Oaks, LLC*

        10.9            Lease (Phase II) dated March 24, 2000, by and between the
                        Registrant and 401 River Oaks, LLC*

        10.10           Lease and Agreement between the Registrant and Morrco
                        Properties Company dated October 31, 1975***

        10.11           Assignment of Lease Agreement, dated as of December 30,
                        1997, by and between the Registrant and Taylor Woodrow
                        Property Company, Inc.****

        10.12           Agreement for Option to Amend Sublease, Amendment of
                        Sublease and Joint Escrow Instructions, dated as of March 6, 2000, by and between the Registrant and 3333
                        Hillview Associates, LLC*

        10.13           First Amendment, dated as of March 15, 2000 to the Agreement for Option to Amend Sublease, Amendment of Sublease and
                        Joint Escrow Instructions listed as Exhibit 10.13*

        10.14           Second Amendment, dated as of March 22, 2000 to the
                        Agreement for Option to Amend Sublease, Amendment of
                        Sublease and Joint Escrow Instructions listed as Exhibit
                        10.13*

        10.15           Third Amendment, dated as of March 29, 2000 to the Agreement for Option to Amend Sublease, Amendment of Sublease and
                        Joint Escrow Instructions listed as Exhibit 10.13*

        16              Letter re Change in Certifying Accountant from Deloitte &
                        Touche LLP

        23.1            Consent of Arthur Andersen LLP, Independent Public
                        Accountants

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------   ------------------------------------------------------------
        23.2            Consent of Deloitte & Touche LLP, Independent Auditors

        23.3            Consent of Wachtell, Lipton, Rosen & Katz (included in
                        Exhibit No. 5.1)*

        24.1            Power of Attorney (included on page II-6)

        27.1            Financial Data Schedule

--------------

   * To be provided by amendment.

  ** Filed as an exhibit to the Registrant's Form 8-K filed on October 28, 1999,
     Commission File No. 1-5631.

 *** Filed as an exhibit to the Registrant's Form 10-K for the year ended 1976, Commission File No. 1-5631.

**** Filed as an exhibit to the Registrant's Form 10-K for the year ended
     December 31, 1997, Commission File No. 1-5631.